As filed with the Securities and Exchange Commission on October 24, 2014

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

First Guaranty Bancshares, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Louisiana	6022	26-0513559
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 East Thomas Street

Hammond, Louisiana 70401

(985) 345-7685

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

Mr. Alton B. Lewis, Jr.

President and Chief Executive Officer

400 East Thomas Street

Hammond, Louisiana 70401

(985) 345-7685

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Agent for Service)

Copies to:

Benjamin M. Azoff, Esq. Jeffrey M. Cardone, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 (202) 274-2000	Michael T. Rave, Esq. Day Pitney LLP One Jefferson Road Parsippany, New Jersey 07054 (973) 966-6300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, $1.00 par value per share	$75,000,000	$8,715

(1)	Includes the shares of common stock that the underwriter has the option to purchase pursuant to their purchase option.
(2)	Estimated solely for purposes of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 24, 2014

PRELIMINARY PROSPECTUS

             Shares

First Guaranty Bancshares, Inc.

We are offering              shares of our common stock, par value $1.00 per share. The selling shareholders identified in this prospectus are offering an additional              shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling shareholders.

Shares of our common stock are quoted on the OTCQB Marketplace operated by the OTC Markets Group, Inc., or OTCQB, under the symbol “FGBI.” It is currently estimated that the public offering price of our common stock will be $             per share. We have applied to list our common stock on the NASDAQ Global Market under the symbol “FGBI.”

Investing in our common stock involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 15 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public reporting requirements.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	The offering of our common stock will be conducted on a firm commitment basis. See “Underwriting” for additional information regarding our agreement with the underwriters in connection with the offering.

The selling shareholders have granted the underwriters an option to purchase up to an additional              shares of our common stock to cover over-allotments, if any, at the public offering price less the underwriting discount within 30 days of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock in this offering are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares of our common stock against payment on or about                     , 2014, subject to customary closing conditions.

RAYMOND JAMES

The date of this prospectus is                     , 2014.

ABOUT THIS PROSPECTUS

In this prospectus, references to “First Guaranty Bancshares,” the “Company,” “we,” “us” or “our” refer to First Guaranty Bancshares, Inc., and its subsidiaries on a consolidated basis, except where the context otherwise requires or as otherwise indicated. All references in this prospectus to the “Bank” refer to First Guaranty Bank, the wholly-owned banking subsidiary of First Guaranty Bancshares, Inc. We also use the term “government agencies” to include government sponsored enterprises in discussions of our investment securities. We also sometimes refer to specific non-farm non-residential loans as “commercial real estate loans.”

Neither we, the selling shareholders, nor the underwriters have authorized anyone to provide you with any additional information or information that is different from that contained in this prospectus or any related free writing prospectus. We, the selling shareholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

INDUSTRY AND MARKET DATA

Market data contained in this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained in this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year qualifies as an “emerging growth company.” We qualify as an “emerging growth company” and believe that we will continue to qualify as an “emerging growth company” for five years from the completion of the offering.

As an “emerging growth company” we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•

we are permitted to present only two years of audited financial statements and discuss our results of operations for only two years in the related “Management’s Discussions and Analysis of Financial Condition and Results of Operations” section;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting;

ii

•

we may choose not to comply with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and our audited financial statements;

•

we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

We may choose to take advantage of some or all of these reduced reporting and other regulatory requirements. We have elected to adopt the reduced disclosure requirements described above for purposes of the registration statement of which this prospectus is a part.

Following this offering, we may continue to take advantage of some or all of the reduced regulatory, accounting and reporting requirements that will be available to us as long as we continue to qualify as an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have decided not to opt in to the extended transition period for the adoption of new or revised accounting standards, which means that the consolidated financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion; (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (3) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our securities. You should carefully read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes related thereto before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Company Overview

First Guaranty Bancshares is a Louisiana corporation and a bank holding company headquartered in Hammond, Louisiana. Our wholly owned subsidiary, First Guaranty Bank, a Louisiana-chartered commercial bank, provides personalized commercial banking services mainly to Louisiana customers through 21 banking facilities primarily located in the metropolitan statistical areas, or MSAs, of Hammond, Baton Rouge, Lafayette and Shreveport-Bossier City. Our principal business consists of attracting deposits from the general public and local municipalities in our market areas and investing those deposits, together with funds generated from operations and borrowings in securities and in lending activities to serve the credit needs of our customer base, including commercial real estate loans, commercial and industrial loans, one- to four-family residential real estate loans, construction and land development loans, agricultural and farmland loans, and to a lesser extent, consumer and multifamily loans. We also participate in certain syndicated loans, including shared national credits, with other financial institutions. We offer a variety of deposit accounts to consumers and small businesses, including personal and business checking and savings accounts, time deposits, money market accounts and demand accounts. We invest a portion of our assets in securities issued by the United States Government and its agencies, state and municipal obligations, corporate debt securities, mutual funds, and equity securities. We also invest in mortgage-backed securities primarily issued or guaranteed by United States Government agencies. In addition, we offer a broad range of consumer services, including personal and commercial credit cards, remote deposit capture, safe deposit boxes, official checks, internet banking, automated teller machines, online bill pay, mobile banking and lockbox services.

At June 30, 2014, we had consolidated total assets of $1.5 billion, total deposits of $1.3 billion and total shareholders’ equity of $135.2 million.

Our History and Growth

First Guaranty Bank was founded in Amite, Louisiana on March 12, 1934. While the origins of First Guaranty Bank go back over 80 years, we began our modern history in 1993 when an investor group, led by Marshall T. Reynolds, our Chairman, invested $3.6 million in First Guaranty Bank as part of a recapitalization plan with the objective of building a community-focused commercial bank in our Louisiana markets. Since the implementation of that recapitalization plan, we have grown from six branches and $159 million in assets at the end of 1993 to 21 branches and $1.5 billion in assets at June 30, 2014. We have also paid a quarterly dividend for 85 consecutive quarters at September 30, 2014. On July 27, 2007, we formed First Guaranty Bancshares and completed a one-for-one share exchange that resulted in First Guaranty Bank becoming the wholly-owned subsidiary of First Guaranty Bancshares (the “Share Exchange”) and First Guaranty Bancshares becoming an SEC reporting public company.

As our franchise has expanded, we have established a record of steady growth and successful operations, while preserving our strong credit culture, as demonstrated by our:

•	balance sheet growth, with a compound annual growth rate, or CAGR, of 10.7% in assets, 5.1% in loans, and 11.9% in deposits for the period from December 31, 2009 to June 30, 2014;

•	earnings growth, with a CAGR of 7.5% in net income for the year ended December 31, 2009 to the six months ended June 30, 2014; and

•	asset quality, as reflected by a non-performing loans to total loans ratio of 1.98% and a non-performing assets to total assets ratio of 1.05% at June 30, 2014.

Since our Share Exchange, we have supplemented our organic growth with two acquisitions, which added stable deposits that provided funding for our lending business and extended our geographic footprint in the Baton Rouge and Hammond MSAs. The following table summarizes the two acquisitions:

Acquired Institution/Market	Date of Acquisition	Deal Value	Fair Value of Total Assets Acquired
		(dollars in thousands)
Greensburg Bancshares, Inc.	July 1, 2011	$5,308	$79,386
Baton Rouge MSA

Homestead Bancorp, Inc.	July 30, 2007	12,140	129,606
Hammond MSA

In addition, our participation in the Small Business Lending Fund (the “SBLF”) has enabled us to leverage $39.4 million in capital received from the United States Department of the Treasury (the “U.S. Treasury”) to grow our lending business. As a result of the SBLF capital, we have been able to grow our qualified small business lending by $88.1 million since 2011. The majority of this loan growth has been concentrated in owner-occupied commercial real estate and commercial and industrial loans.

Our Markets

A key factor contributing to our ability to achieve our business goals and to create shareholder value is the attractiveness of the Louisiana market, including the favorable demographic and economic characteristics of our target markets in Louisiana. Our primary market areas include the Louisiana MSAs of Hammond, Baton Rouge, Lafayette, and Shreveport-Bossier City. On occasion, we originate non-syndicated loans outside Louisiana, typically to borrowers who reside in Louisiana. Most of our branches are located along the major Louisiana interstates of I-12, I-10, I-55 and I-20.

The table below summarizes certain key demographic information provided by the Federal Deposit Insurance Corporation (the “FDIC”) and SNL Financial relating to our target markets and our presence within these markets:

	June 30, 2014 Deposits	June 30, 2013 Deposits	Year-to- Year Growth	Number of Offices	2014 Deposit Market Share	Market Rank	June 2014 Population	June 2014 Unemployment Rate	Projected 2014-2019 Population Growth	June 2014 Median Household Income	Projected 2014-2019 Household Income Growth
	(dollars in thousands)
Primary MSAs
Hammond	$636,570	$630,286	1.0%	8	37.9%	1	124,844	7.0%	3.8%	$39,982	6.8%
Baton Rouge	239,396	225,300	6.3%	5	1.3%	9	824,027	4.7%	3.5%	50,972	8.5%
Lafayette	152,392	146,708	3.9%	1	1.4%	15	479,494	4.4%	3.5%	46,125	7.4%
Shreveport-Bossier City	150,584	110,358	36.5%	3	2.0%	13	451,131	6.5%	3.2%	45,383	14.4%

Total/Weighted Average	$1,178,942	$1,112,652	6.0%	17					3.6%	$43,553	7.8%

Louisiana							4,642,398	5.0%	3.0%	$44,055	5.1%
United States							317,199,353	6.1%	3.5%	51,579	4.6%

Hammond MSA. We are headquartered in Hammond, Louisiana and approximately 50% of our deposits are in the Hammond MSA, our largest deposit concentration market. We had a deposit market share of 37.9% (at June 30, 2014) in the Hammond MSA, placing us first overall. Hammond is the principal city of the Hammond MSA, which includes all of Tangipahoa Parish, and is located approximately 50 miles north of New Orleans and 30 miles east of Baton Rouge. The Hammond MSA has a population of approximately 125,000. Hammond is intersected by I-55 and I-12, which are two heavily travelled interstate highways. As a result of Hammond’s close proximity to New Orleans and Baton Rouge, Hammond and Tangipahoa Parish are among the fastest growing cities and Parishes in Louisiana. There is an abundance of new development, both commercial and residential, as well as numerous hotels which absorb overflowing demand for rooms near major events in New Orleans. New Orleans is the largest city in Louisiana by both population and deposits and is a major tourist attraction. Hammond is also the home of the main campus of Southeastern Louisiana University, with an enrollment of approximately 15,000 students.

The Hammond Northshore Regional Airport is a backup landing site for the Louis Armstrong New Orleans International Airport. The Louisiana National Guard maintains a 56-acre campus at the airport, which is home to the 1/244th Air Assault Helicopter Battalion. Port Manchac, which provides egress via Lake Ponchartrain with the Gulf of Mexico, is located 15 miles south of Hammond. The Hammond Amtrak Station located in downtown Hammond is on Amtrak’s City of New Orleans route, which runs from New Orleans to Chicago, Illinois. The combination of highway, air, sea and rail transportation has made Hammond a major transportation and commercial hub of Louisiana. Hammond hosts numerous warehouses and distribution centers, and is a major distribution point for Wal-Mart and Winn Dixie.

Baton Rouge MSA. Baton Rouge is the capital of Louisiana and has a population of approximately 824,000. Baton Rouge is the second largest city in Louisiana by both population and deposits. As the capital city, Baton Rouge is the political hub for Louisiana. The state government is the largest employer in Baton Rouge. Baton Rouge is the farthest inland port on the Mississippi River that can accommodate ocean-going tankers and cargo carriers. As a result, Baton Rouge’s largest industry is petrochemical production and manufacturing. The ExxonMobil facility in Baton Rouge is one of the largest oil refineries in the country. Both Albemarle Corporation and Dow Chemical Company have large plants in the area. Methanex is relocating two methanol plants from Chile to the Baton Rouge MSA. IBM has started construction on a service center in downtown Baton Rouge, which is part of the $55 million urban development project. The service center is expected to be completed in mid-2015, and is estimated to create 800 new direct jobs and 542 indirect jobs. Baton Rouge also has a diverse economy comprised of healthcare, education, finance and motion pictures. The main campus of Louisiana State University, with an enrollment of approximately 30,000 students, and Southern University, with an enrollment of approximately 7,000 students, are located in Baton Rouge.

Our market areas in the Baton Rouge MSA also include the Livingston and St. Helena Parishes. Livingston Parish is a region surrounded by natural waterways and pine forests, which are the primary drivers of its economic growth. The economy for St. Helena Parish is comprised primarily of forestry operations, construction, manufacturing, educational services, health care, and social assistance. The 1,500-acre Kleinpeter Farm Dairy is located in this Parish, which is Louisiana’s largest family owned dairy farm. It is also the home to Louisiana Technical College Florida Parish Branch Campus. St. Helena Parish Hospital and Southland Steel Fabricators are the Parish’s two largest employers.

Lafayette MSA. Lafayette is Louisiana’s third largest city and deposit market, and is located in the Lafayette-Acadiana region. The Lafayette MSA has a population of approximately 479,000. Its major industries include oil and gas, healthcare, construction, manufacturing and agriculture. Historically, the oil and gas industry has been the catalyst for growth in Lafayette, with major oil and gas employers in the region including Schlumberger, Inc., Offshore Cleaning Systems and Shaw Global Energy Service, Inc. However, healthcare is now a prominent economic driver, with Lafayette serving as a major regional health center, attracting specialized treatment centers, and along with them, preeminent physicians, researchers and scientists. With respect to agriculture, sugarcane and rice are the leaders among the plant producers within the area, with approximately 30,000 acres of sugarcane and 51,000 acres of rice plantings. Lafayette also has numerous beef producers and fisheries. Lafayette is home to the University of Louisiana at Lafayette, with an enrollment of approximately 17,000 students.

Shreveport-Bossier City MSA. Our primary market areas in northwest Louisiana are the Bossier and Caddo Parishes, which are a part of the Shreveport-Bossier City MSA. The Shreveport and Bossier City MSA has a population of approximately 451,000. Shreveport and Bossier City are located in northern Louisiana on I-20, approximately 15 miles from the Texas state border and 185 miles east of Dallas, Texas. Our primary market area has a diversified economy with employment in services, government and wholesale/retail trade constituting the basis of the local economy, with service jobs being the largest component. The majority of the services are health care related as Shreveport has become a regional hub for health care. The casino gaming industry, with its Las Vegas-style gaming, year-round festivals and local dining, also supports a significant number of service jobs. The energy sector has a prominent role in the regional economy, resulting from oil and gas exploration and drilling. Bossier Parish is also the home to the Barksdale Air Force Base, which has 12,000 employees.

More information about our markets can be found in the “Business” section under “—Our Markets.”

Our Strategy

Our mission is to increase shareholder value while providing services for and contributing to the growth and welfare of the communities that we serve. As “The Relationship Bank,” our mission is to become the bank of choice for small business and consumer customers who are located in both the metropolitan and rural markets that we serve. We desire to grow our market share along Louisiana’s key interstate corridors of major interstates I-10, I-12 and I-20. To achieve this, we seek to implement the following strategies:

Increase Total Loans as a Percentage of Assets. Our strategy is to change our asset composition over time by growing our loan portfolio to increase our total loans as a percentage of our assets. Over the last five years, we have focused on increasing our public funds deposits to provide us with a low cost source of funding for our operations. As a result, a large percentage of our assets are comprised of investment securities, which we use to collateralize, and meet the pledging requirements of, our public funds deposits. At June 30, 2014, 45.8% of our assets were comprised of investment securities, while 41.1% of our total deposits were public funds deposits. We intend over time to shift assets from investment securities to loans by growing our loan portfolio both organically and through the continuation of our syndicated lending, including shared national credits, which we believe will increase our franchise value.

We intend to grow our loan portfolio organically by targeting small and medium-sized businesses engaged in oil and gas operations, manufacturing, agriculture, healthcare and other professional services. As a participant in the SBLF, we developed and executed a sustained loan growth campaign focused on these target loan areas beginning in 2011 that far exceeded our original goals of the program. Our gross loan portfolio has increased by $160.6 million, or 27.9%, to $736.2 million at June 30, 2014 from $575.6 million at December 31, 2010.

Our commercial lending team is organized around our regional market areas of Louisiana. A senior experienced lender leads each market team and ensures that our lenders deliver timely service to customers, meet and exceed expectations of loan approval time, and broaden customer relationships through referrals. We intend to hire a seasoned chief lending officer who will manage our loan portfolio and foster strong commercial and consumer lending opportunities in both our current and new market areas.

We are expanding upon our successful small business lending program with a new emphasis on growing our Small Business Administration (“SBA”) and United States Department of Agricultural (“USDA”) lending programs. We have invested in training key personnel to focus on this market as we believe that SBA loans can serve as a new market opportunity for our Bank. The new growth in Louisiana associated with the significant expansion of oil, gas, and industrial chemicals investment should provide our bankers with many new opportunities to finance new businesses that fit the SBA or USDA programs.

Over the last seven years, we have pursued a focused program to participate in syndicated loans (loans made by a group of lenders, including us, who share or participate in a specific loan) with a larger regional financial institution as the lead lender. Syndicated loans are typically made to large businesses (which are referred to as shared national credits) or middle market companies (which do not meet the regulatory definition of shared national credits), both of which are secured by business assets or equipment, and also commercial real estate. The syndicate group for both types of loans usually consists of two to three other financial institutions. In particular, we frequently work with a large regional financial institution, which is often the lead lender with respect to these loans. We have grown this portfolio to diversify our balance sheet, increase our yield and mitigate interest rate risk due to the variable rate pricing structure of the loans. We have a defined set of credit guidelines that we use when evaluating these credits. Although our large financial institution partner is the lead lender on these loans, our credit department does its own independent review of these loans and our board of directors has created a special committee to oversee the underwriting of these loans. At June 30, 2014, we had $109.7 million in syndicated loans representing 14.9% of our total loan portfolio, of which $58.7 million, or 8.0%, were shared national credits. At June 30, 2014, all of the loans in the syndicated loan portfolio were performing in accordance with their contractual terms. We expect to continue our syndicated lending program for the foreseeable future.

We intend to grow our consumer loan portfolio principally through our residential mortgage program. We hired an experienced team leader in 2013 to grow the consumer residential mortgage business and we have invested in systems to accelerate the decision making process to deliver quality customer service to our customers. We intend to leverage our existing branch network to expand our retail lending.

Pursue Strategic Acquisitions. Our strategy is to supplement our organic growth by executing a targeted and disciplined acquisition strategy of community banks and non-banking financial companies in Louisiana and the Southeast and South Central regions of the United States as opportunities arise. We have successfully integrated prior acquisitions as demonstrated by our acquisitions of Greensburg Bancshares, Inc. in 2011 and Homestead Bancorp, Inc. in 2007. Our Chairman, Marshall T. Reynolds, has more than 40 years of experience in managing the growth of commercial banks both organically and through acquisitions throughout the United States. Mr. Reynolds was Chairman of Key Centurion Bancshares, Inc. from 1985 to 1993 and was instrumental in building the bank holding company from one bank with total assets of approximately $215.0 million into the largest bank holding company based in West Virginia at the time of its sale consisting of seventeen banks with total assets of approximately $3.0 billion. Key Centurion Bancshares sold to Banc One in 1993 for $546 million. The growth of Key Centurion Bancshares was primarily accomplished through a series of successful acquisitions of community banks. Mr. Reynolds is also Chairman of Premier Financial Bancorp, Inc., a bank holding company located in West Virginia with approximately $1.3 billion in total assets at June 30, 2014. Premier Financial Bancorp, Inc. has also grown successfully through acquisitions, most recently the acquisition of Abigail Adams National Bancorp, Inc. and its wholly-owned subsidiary The Adams National Bank in 2009.

We believe our ability to execute an acquisition strategy has been enhanced by the strength of our balance sheet, which we believe will make us a preferred buyer. This is evidenced by the reduction in recent years of our non-performing loans which became elevated following the 2008-2009 recession in the United States. Following the recession, management focused on improving First Guaranty Bank’s asset quality. We have been able to reduce our non-performing loans to total loans ratio from 5.28% at December 31, 2010 to 1.98% at June 30, 2014. As economic conditions in our market area and our asset quality have improved, we believe a disciplined acquisition strategy successfully implemented will supplement organic loan and deposit growth, and enhance our franchise and ultimately shareholder value. We also believe the listing of our shares on NASDAQ will provide us with a more marketable and liquid stock currency that will be more attractive to potential targets.

We view Louisiana as our primary market area and the states of Alabama, Arkansas, Georgia, Mississippi, and Texas as potential areas of expansion for our primary market area. Our focus will be on targets with quality residential and business loan portfolios and a long term deposit customer base, particularly those with high levels of consumer and retail checking accounts, low cost deposits and favorable market share. We believe many banks in our target markets face scale and operating challenges, regulatory burdens, management succession issues or shareholder liquidity needs. Our acquisition strategy will focus primarily on banks of between $100 million and $1 billion in total assets. The state of Louisiana has 84 banks of this size and the states of Alabama, Arkansas, Georgia, Mississippi and Texas have 602 banks of this size (excluding banks that are in the process of being acquired).

Expand Retail Deposit Base. Our deposit strategy is focused on continuing to expand our retail deposit base while maintaining our public funds deposit program. Our core deposit strategy leverages off the market share dominance that we have in several of our markets, such as the Hammond MSA where we had a 37.9% deposit market share at June 30, 2014, placing us first overall. In recent years, we have worked to prudently and diligently lower our cost of deposits while maintaining our core funds. Our commercial and consumer lending teams focus on building core deposits concurrent with loans. Our public funds deposit program has provided us with a stable and low cost source of funding. We will continue to concentrate on keeping many of these funds under contract as we are the fiscal agent for these governmental agencies which helps maintain this funding.

Maintain Strong Asset Quality. We emphasize a disciplined credit culture based on intimate market knowledge, close ties to our customers, sound underwriting standards and experienced loan officers. While the challenging operating environment which began following the 2008-2009 recession of the United States contributed to an increase in problem assets, management’s primary objective has been to expeditiously reduce the level of non-performing assets through diligent monitoring and aggressive resolution efforts. The results of this effort are reflected in our improved asset quality. At June 30, 2014, non-performing assets totaled $15.4 million, or 1.05% of total assets, and has declined by $15.5 million from $31.0 million, or 2.7% of total assets at December 31, 2010.

Our Competitive Strengths

We believe the following competitive strengths will allow us to capitalize on our substantial market opportunity and create value for our shareholders:

We are The Relationship Bank. We have been providing banking services for over 80 years, and our dedication to serving the needs of individuals and businesses in our communities is stronger than ever. We have a strong network of loyal customers and are a top market leader in several of the Parishes that we serve. We are number one in deposit market share in the Hammond MSA. Our goal is to provide a consistent customer experience across our branches and make doing business with us easy and enjoyable. We have initiated an internal customer relationship management system to help maximize the profitability of our customers and identify ways to expand our relationships. Through this system, we are able to detect trends in our customers’ behaviors and life stages so that we can offer products and services to satisfy their needs. Our decisions are locally based, and we believe we approve loans faster than our competition. We also make significant charitable contributions to our local communities.

Well-Positioned to Grow in Louisiana’s Most Attractive Markets. Our primary customer base is in the Hammond, Baton Rouge, Lafayette and Shreveport-Bossier City MSAs, which rank among the fastest growing markets in Louisiana, a growth that has fueled job creation, commercial and industrial development and housing starts. These economic indicators reflect an expanding economy for the markets in which we operate. We have concentrated our operations in the most economically vibrant portions of Louisiana, with our headquarters and numerous locations in the growing I-10, I-12 and I-20 corridors in Louisiana. We believe our ability to operate successfully within these markets will facilitate our continued organic growth as the economies in our markets expand.

Proven Acquisition Success. As a result of our acquisitions of Greensburg Bancshares, Inc. in 2011 and Homestead Bancorp, Inc. in 2007, we have developed a disciplined acquisition and integration strategy capable of identifying potential targets for strategic combinations, conducting thorough due diligence on these companies, determining if the acquisition would enhance shareholder returns, and consummating the acquisition. We have successfully integrated the acquired company’s operations into our existing operational platform and built on the acquired entity’s market presence. In addition, our chairman, Marshall T. Reynolds, has more than 40 years of experience in managing the growth of commercial banks, including through strategic acquisitions. Our acquisition experience positions us to continue to capitalize on additional opportunities in the future.

Strong Board, Management and Infrastructure in Place to Accommodate Growth. Our directors and executive officers have a demonstrated track record of managing growth profitability. Led by our Chairman, Marshall T. Reynolds, who has more than 40 years of banking experience and a successful career as a business leader, we have substantially grown our deposit base and loan portfolio, both organically and through successful acquisitions, while maintaining a strong credit culture and a relationship-based and community-service focused approach to banking. Our board and executive officers have significant depth in lending, credit administration, finance, operations and information technology.

In addition, we have dedicated significant resources over the last several years building both our personnel and technological infrastructure. Our employees regularly attend continuing education seminars and banking schools, which provide training on all components of the banking business. Our technological enhancements include more robust internal modeling and budgeting systems, a new credit underwriting system that expedites loan decisions, and enhancements to customer services via our website, remote deposit capture, and mobile banking services. We believe these improvements will enhance our operating efficiencies and help us manage our growth more efficiently.

Credit and Risk Management. We have well defined credit and risk management policies, including comprehensive policies and procedures for credit underwriting and administration that have enabled us to maintain strong asset quality. Our loan committee includes directors who are also significant shareholders in the Company, and as a result are acutely aware of risk mitigation and cost discipline. We also have a complete separation between the lending and underwriting department, and all loans over $500,000 require consensus approval by members of the Bank’s loan committee and loans over $10 million require approval of our Bank’s board of directors.

Diversified Balance Sheet. We believe that the diversification in our balance sheet, both in composition of our assets and our liabilities serves to enhance our overall capabilities. Our knowledge and experience with managing a robust and profitable investment portfolio, our capability to participate in select syndicated loans, including shared national credits, and our continued success with public funds deposits enhances our core franchise.

Our Corporate Information

Our principal executive offices are located at 400 East Thomas Street, Hammond, Louisiana 70401, and our telephone number at this address is (985) 345-7685. Our website address is www.fgb.net. The information contained on, or otherwise accessible through, our website is not a part of, and is not incorporated by reference into, this prospectus.

THE OFFERING

Common Stock offered by us	shares

Common Stock offered by the selling shareholders	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Common Stock to be outstanding after this offering	shares (or shares if the underwriters’ exercise their option to purchase additional shares is exercised in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, assuming a public offering price of $ per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling shareholders.

We intend to use the net proceeds of the offering to support the growth in the Bank’s loan portfolio, including the possibility of making larger loans due to our increased legal lending limit, to finance potential strategic acquisitions and for other general corporate purposes. We have no current plans, arrangements or understandings relating to any specific acquisition or similar transaction. We also intend to use the proceeds of the offering to bolster our capital which may enable us in the future to redeem 39,435 shares of the Senior Non-Cumulative Perpetual Preferred Stock, Series C (“Series C Preferred Stock”) that we issued to the U.S Treasury as part of our participation in the SBLF program. See “Use of Proceeds.”

Dividend policy	For every quarter subsequent to the Share Exchange on July 27, 2007 that resulted in First Guaranty Bank becoming the wholly-owned subsidiary of First Guaranty Bancshares, we have paid a quarterly dividend of $0.16 per share to our common shareholders. First Guaranty Bancshares (and First Guaranty Bank prior to the Share Exchange) has paid a quarterly dividend for 85 consecutive quarters at September 30, 2014. Subject to the approval of our board of directors and regulatory restrictions, we intend to continue the payment of a cash dividend of $0.16 per share on a quarterly basis to holders of our common stock. Our board of directors will make any determination whether or not to pay dividends based upon our financial condition, results of operation, capital and regulatory and contractual restrictions and other relevant factors. See “Dividend Policy.”

Proposed Listing	We have applied to list our common stock on the NASDAQ Global Market under the symbol “FGBI.”

Directed Share Program	We intend to reserve up to shares of the common stock being offered by this prospectus for sale at the public offering price to our directors and executive officers and members of their families. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting.”

Risk factors	Investing in our common stock involves risks. Please read the section entitled “Risk Factors” beginning on page 15 of this prospectus for a discussion of various matters you should consider before making an investment decision.

Unless expressly indicated or the context otherwise requires, all information in this prospectus assumes: (1) no exercise by the underwriters of their option to purchase up to an additional              shares of our common stock in this offering; and (2) a public offering price of $             per share.

Summary Historical Consolidated Financial and Other Data

The following tables set forth summary historical consolidated financial and other data of First Guaranty Bancshares and its subsidiary for the periods and at the dates indicated. The following is only a summary and you should read it in conjunction with the business and financial information regarding First Guaranty Bancshares contained elsewhere in this prospectus, including the consolidated financial statements and related notes beginning on page F-1 of this prospectus. The information at December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012 is derived in part from the audited consolidated financial statements that appear elsewhere in this prospectus. The information at December 31, 2011 and for the year ended December 31, 2011 is derived in part from audited consolidated financial statements that do not appear in this prospectus. The information at June 30, 2014 and June 30, 2013 and for the six months ended June 30, 2014 and 2013 is unaudited and reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The historical results presented below are not necessarily indicative of the results to be expected for any future period. The information should be read in conjunction with “Selected Historical Consolidated Financial and Other Data,” “Risk Factors,” “Management Discussion and Analysis of the Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	At June 30,	At December 31,
	2014	2013	2012	2011
	(dollars in thousands)
Balance Sheet Data
Investment securities	$674,128	$634,504	$659,243	$633,163
Federal funds sold	268	665	2,891	68,630
Loans, net of unearned income	736,220	703,166	629,500	573,100
Allowance for loan losses	8,415	10,355	10,342	8,879
Total assets	1,471,290	1,436,441	1,407,303	1,353,866
Total deposits	1,328,081	1,303,099	1,252,612	1,207,302
Borrowings	3,555	6,288	15,846	15,423
Shareholders’ equity	135,226	123,405	134,181	126,602
Common shareholders’ equity	95,791	83,970	94,746	87,167

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2014	2013	2013	2012	2011
	(dollars in thousands except for share data)
Performance Ratios and Other Data:
Return on average assets	0.76%	0.61%	0.65%	0.89%	0.68%
Return on average common equity	12.04%	8.94%	10.09%	13.03%	9.77%
Return on average common equity adjusted for preferred stock dividends	11.60%	7.91%	9.31%	10.90%	7.37%
Return on average tangible assets	0.79%	0.63%	0.68%	0.92%	0.68%
Return on average tangible common equity	12.96%	9.72%	10.96%	14.11%	10.64%
Return on average tangible common equity adjusted for preferred stock dividends	12.50%	8.64%	10.13%	11.87%	8.12%
Net interest margin	3.08%	2.84%	2.92%	3.20%	3.31%
Average loans to average deposits	54.67%	52.21%	53.58%	49.04%	52.79%
Efficiency ratio(1)	63.86%	65.54%	65.61%	58.56%	56.77%
Efficiency ratio (excluding amortization of intangibles and securities transactions)(1)	63.76%	69.38%	67.17%	63.73%	60.29%
Full time equivalent employees (period end)	268	279	278	274	269

Capital Ratios:
Average shareholders’ equity to average assets	9.05%	9.63%	9.28%	9.72%	8.80%
Average tangible equity to average tangible assets	8.79%	9.35%	9.01%	9.42%	8.50%
Common shareholders’ equity to total assets	6.51%	5.95%	5.85%	6.73%	6.44%
Tier 1 leverage capital consolidated	9.14%	9.09%	9.14%	9.24%	9.03%
Tier 1 capital consolidated	13.48%	13.53%	13.61%	14.13%	13.71%
Total risk-based capital consolidated	14.34%	14.62%	14.71%	15.31%	14.75%
Tangible common equity to tangible assets(2)	6.26%	5.67%	5.58%	6.44%	6.10%

Income Data:
Interest income	$26,190	$24,981	$50,886	$55,195	$54,609
Interest expense	4,682	5,773	11,134	13,120	15,118
Net interest income	21,508	19,208	39,752	42,075	39,491
Provision for loan losses	657	1,704	2,520	4,134	10,187
Noninterest Income (excluding securities transactions)	2,907	2,997	5,907	6,272	7,839
Securities gains	209	1,544	1,571	4,868	3,531
Loss on securities impairment			—	—	(97)
Noninterest expense	15,726	15,566	30,987	31,161	28,821
Earnings before income taxes	8,241	6,479	13,723	17,920	11,756
Net income	5,455	4,221	9,146	12,059	8,033
Net income available to common shareholders	5,258	3,735	8,433	10,087	6,057

Share and Per Share Data:
Net earnings	$0.84	$0.59	$1.34	$1.60	$0.98
Cash dividends paid	0.32	0.32	0.64	0.64	0.58
Book value	15.23	13.45	13.35	15.06	13.85
Tangible book value(3)	$14.61	$12.78	$12.70	$14.36	$13.09
Dividend payout ratio	38.30%	53.91%	47.75%	40.00%	59.60%
Weighted average number of shares outstanding	6,291,332	6,291,332	6,291,332	6,292,855	6,205,652
Number of shares outstanding	6,291,332	6,291,332	6,291,332	6,291,332	6,294,227

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2014	2013	2013	2012	2011

Asset Quality Ratios:
Non-performing assets to total assets (4)	1.05%	1.61%	1.27%	1.67%	2.13%
Non-performing assets to total loans (4)	2.10%	3.35%	2.60%	3.74%	5.04%
Non-performing loans to total loans (5)	1.98%	2.74%	2.12%	3.36%	4.05%
Loan loss reserve to non-performing assets	54.50%	44.34%	56.72%	43.94%	30.73%
Net charge-offs to average loans (annualized)	0.73%	0.58%	0.38%	0.45%	1.65%
Provision for loan loss to average loans	0.18%	0.53%	0.38%	0.70%	1.75%
Allowance for loan loss to total loans	1.14%	1.48%	1.47%	1.64%	1.55%

(1)	Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income, excluding bargain purchase gain from acquisitions. Efficiency ratio, as we calculate it, is a non-GAAP financial measure. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 46 of this prospectus.
(2)	We calculate tangible common equity as total shareholders’ equity less goodwill and core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 46 of this prospectus.
(3)	We calculate tangible book value per common share as total shareholders’ equity less goodwill and core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 46 of this prospectus.
(4)	Non-performing assets consist of non-performing loans and other real estate owned.
(5)	Non-performing loans (including non-accruing troubled debt restructurings) consist of loans for which the accrual of interest has stopped or loans that are contractually 90 days past due on which interest continues to accrue.

RISK FACTORS

An investment in shares of our common stock involves substantial risks. In consultation with your own advisers, you should carefully consider, among other matters, the factors set forth below as well as the other information included in this prospectus before deciding whether an investment in shares of our common stock is suitable for you. If any of the risks described herein develop into actual events, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected, the market price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business and Operations

Adverse events in Louisiana, where our business is concentrated, could adversely affect our results of operations and future growth.

Our business, the location of our branches and the real estate used as collateral on our real estate loans are primarily concentrated in Louisiana. At June 30, 2014, approximately 77% of the secured loans in our loan portfolio were secured by real estate and other collateral located in Louisiana. As a result, we are exposed to risks associated with a lack of geographic diversification. The occurrence of an economic downturn in Louisiana, or adverse changes in laws or regulations in Louisiana could impact the credit quality of our assets, the businesses of our customers and our ability to expand our business. Our success significantly depends upon the growth in population, income levels, deposits and housing in our market area. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may be negatively affected.

In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. Adverse developments affecting commerce or real estate values in the local economies in our primary market areas could increase the credit risk associated with our loan portfolio. In addition, substantially all of our loans are to individuals and businesses in Louisiana. Our business customers may not have customer bases that are as diverse as businesses serving regional or national markets. Consequently, any decline in the economy of our market area could have an adverse impact on our revenues and financial condition. In particular, we may experience increased loan delinquencies, which could result in a higher provision for loan losses and increased charge-offs. Any sustained period of increased non-payment, delinquencies, foreclosures or losses caused by adverse market or economic conditions in our market area could adversely affect the value of our assets, revenues, results of operations and financial condition.

We have a significant number of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.

At June 30, 2014, approximately 72.0% of our total loan portfolio was secured by real estate, almost all of which is located in Louisiana. As a result of the severe recession in 2008 and 2009, real estate values nationally and in our Louisiana markets declined. Recently, real estate values both nationally and in our market areas have shown improvement. Future declines in the real estate values in our Louisiana markets could significantly impair the value of the particular collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower’s obligations to us. This could require increasing our allowance for loan losses to address the decrease in the value of the real estate securing our loans which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our loan portfolio consists of a high percentage of loans secured by non-farm non-residential real estate. These loans carry a greater credit risk than loans secured by one- to four-family properties.

Our loan portfolio includes non-farm non-residential real estate loans, primarily loans secured by commercial real estate such as office buildings, hotels and retail facilities. At June 30, 2014, our non-farm non-residential loans totaled $344.8 million, or 46.7% of our total loan portfolio. Our non-farm non-residential real estate loans expose us to greater risk of nonpayment and loss than one- to four-family family residential mortgage loans because repayment of the loans often depends on the successful operation and income stream of the borrowers. If we foreclose on these loans, our holding period for the collateral typically is longer than for a one- to four-family residential property because there are fewer potential purchasers of the collateral. In addition, non-farm non-residential real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential loans. Accordingly, charge-offs on non-farm non-residential loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. An unexpected adverse development on one or more of these types of loans can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

A large portion of our loan portfolio is comprised of commercial and industrial loans secured by receivables, inventory, equipment or other commercial collateral, the deterioration in value of which could increase the potential for future losses.

At June 30, 2014, $156.4 million, or 21.2% of our total loans, was comprised of commercial and industrial loans to businesses collateralized by general business assets including, among other things, accounts receivable, inventory and equipment and generally backed by a personal guaranty of the borrower or principal. These commercial and industrial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial and industrial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate, or may be difficult to market and sell, exposing us to increased credit risk. Significant adverse changes in the economy or local market conditions in which our commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets, resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, financial condition and results of operations.

A portion of our loan portfolio consists of syndicated loans, including syndicated loans known as shared national credits, secured by assets located generally outside of our market area. Syndicated loans may have a higher risk of loss than other loans we originate because we are not the lead lender and we have limited control over credit monitoring.

Over the last seven years, we have pursued a focused program to participate in select syndicated loans (loans made by a group of lenders, including us, who share or participate in a specific loan) with a larger regional financial institution as the lead lender. Syndicated loans are typically made to large businesses (which are referred to as shared national credits) or middle market companies (which do not meet the regulatory definition of shared national credits), both of which are secured by business assets or equipment, and commercial real estate located generally outside of our market area. The syndicate group for both types of loans usually consists of two to three other financial institutions. At June 30, 2014, we had $109.7 million in syndicated loans, or 14.9% of our total loan portfolio with our largest individual syndicated loan totaling $9.7 million.

At June 30, 2014, shared national credit loans totaled $58.7 million, or 8.0% of our total loan portfolio. In addition at June 30, 2014, we had $51.0 million in syndicated loans that were not shared national credits. Syndicated loans may have a higher risk of loss than other loans we originate because we rely on the lead lender to monitor the performance of the loan. Moreover, our decision regarding the classification of a syndicated loan and loan loss provisions associated with a syndicated loan are made in part based upon information provided by the lead lender. A lead lender also may not monitor a syndicated loan in the same manner as we would for other loans that we originate. If our underwriting of these syndicated loans is not sufficient, our non-performing loans may increase and our earnings may decrease.

Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume and our overall results. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

While we attempt to invest a significant percentage of our assets in loans (our loan to deposit ratio was 55.4% at June 30, 2014), we invest a large portion of our total assets (45.8% at June 30, 2014) in investment securities with the primary objectives of providing a source of liquidity, generating an appropriate return on funds invested, managing interest rate risk, meeting pledging requirements and meeting regulatory capital requirements. At June 30, 2014, the book value of our securities portfolio was $674.1 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our business, financial condition and results of operations.

Public funds deposits are an important source of funds for us and a reduced level of those deposits may hurt our profits.

Public funds deposits are a significant source of funds for our lending and investment activities. At June 30, 2014, $545.3 million, or 41.1% of our total deposits, consisted of public funds deposits from local government entities such as school districts, hospital districts, sheriff departments and other municipalities, which are collateralized by letters of credit from the Federal Home Loan Bank (“FHLB”) and investment securities. Given our dependence on high-average balance public funds deposits as a source of funds, our inability to retain such funds could significantly and adversely affect our liquidity. Further, our public funds deposits are primarily demand deposit accounts or short-term time deposits and are therefore more sensitive to interest rate risks. If we are forced to pay higher rates on our public funds accounts to retain those funds, or if we are unable to retain such funds and we are forced to resort to other sources of funds for our lending and investment activities, such as borrowings from the FHLB, the interest expense associated with these other funding sources may be higher than the rates we are currently paying on our public funds deposits, which would adversely affect our net income.

Our strategy of pursuing acquisitions exposes us to financial, execution and operational risks that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We have selectively acquired financial institutions over the past ten years. Following the offering, we intend to continue pursuing a strategy that includes acquisitions. An acquisition strategy involves significant risks, including the following:

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth within acceptable risk tolerances;

•	maintaining asset quality;

•	retaining customers and key personnel;

•	obtaining necessary regulatory approvals;

•	conducting adequate due diligence and managing known and unknown risks and uncertainties;

•	integrating acquired businesses; and

•	maintaining adequate regulatory capital.

The market for acquisition targets is highly competitive, which may adversely affect our ability to find acquisition candidates that fit our strategy and standards. To the extent that we are unable to find suitable acquisition targets, an important component of our growth strategy may not be realized. Acquisitions will be subject to regulatory approvals, and we may be unable to obtain such approvals. Acquisitions of financial institutions also involve operational risks and uncertainties, and acquired companies may have unknown or contingent liabilities with no available manner of recourse, exposure to unexpected problems such as asset quality, the retention of key employees and customers and other issues that could negatively affect our business. We may not be able to complete future acquisitions or, if completed, we may not be able to successfully integrate the operations, technology platforms, management, products and services of the entities that we acquire and to realize our attempts to eliminate redundancies. The integration process may also require significant time and attention from our management that they would otherwise be able to direct toward servicing existing business and developing new business. Acquisitions typically involve the payment of a premium over book and market trading values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future acquisition of a financial institution or service company, and the carrying amount of any goodwill that we acquire may be subject to impairment in future periods. Failure to successfully integrate the entities we acquire into our existing operations may increase our operating costs significantly and adversely affect our business, financial condition and results of operations.

We may not be able to successfully maintain and manage our growth.

Continued growth depends, in part, upon the ability to expand market presence, to successfully attract core deposits, and to identify attractive commercial lending opportunities. Management may not be able to successfully manage increased levels of assets and liabilities. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely impact our efficiency, earnings and shareholder returns. In addition, franchise growth may increase through acquisitions and de novo branching. The ability to successfully integrate such acquisitions into our consolidated operations will have a direct impact on our financial condition and results of operations.

We depend primarily on net interest income for our earnings rather than noninterest income.

Net interest income is the most significant component of our operating income. For the six month period ended June 30, 2014, our net interest income totaled $21.5 million in comparison to our total non-interest income of $3.1 million earned during the same period. For the year ended December 31, 2013, our net interest income totaled $39.8 million in comparison to our total non-interest income of $7.5 million earned during the same period. We do not rely on nontraditional sources of fee income utilized by some community banks, such as fees from sales of insurance, securities or investment advisory products or services. The amount of our net interest income is influenced by the overall interest rate environment, competition, and the amount of interest-earning assets relative to the amount of interest-bearing liabilities. In the event that one or more of these factors were to result in a decrease in our net interest income, we have limited sources of non-interest income to offset any decrease in our net interest income.

If our nonperforming assets increase, our earnings will be adversely affected.

At June 30, 2014, our non-performing assets, which consist of non-performing loans and other real estate owned, were $15.4 million, or 1.05% of total assets. Our non-performing assets adversely affect our net income in various ways:

•	we record interest income only on the cash basis or cost-recovery method for nonaccrual loans and we do not record interest income for other real estate owned;

•	we must provide for probable loan losses through a current period charge to the provision for loan losses;

•	non-interest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;

•	there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and

•	the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations.

If the allowance for loan losses is not sufficient to cover actual loan losses, earnings could decrease.

Loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. We may experience significant credit losses, which could have a material adverse effect on our operating results. Various assumptions and judgments about the collectability of the loan portfolio are made, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of many loans. In determining the amount of the allowance for loan losses, management reviews the loans and the loss and delinquency experience and evaluates economic conditions.

At June 30, 2014, our allowance for loan losses as a percentage of total loans, net of unearned income, was 1.1% and as a percentage of total non-performing loans was 57.7%. The determination of the appropriate level of allowance is subject to judgment and requires us to make significant estimates of current credit risks and future trends, all of which are subject to material changes. If assumptions prove to be incorrect, the allowance for loan losses may not cover inherent losses in the loan portfolio at the date of the financial statements. Significant additions to the allowance would materially decrease net income. Non-performing loans may increase and non-performing or delinquent loans may adversely affect future performance. In addition, federal and state regulators periodically review the allowance for loan losses and may require an increase in the allowance for loan losses or recognize further loan charge-offs. Any significant increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition.

Emphasis on the origination of short-term loans could expose us to increased lending risks.

At June 30, 2014, $544.3 million, or 73.8% of our total loans consisted of short-term loans, defined as loans whose payments are typically based on ten to 20-year amortization schedules but have maturities typically ranging from one to five years. This results in our borrowers having significantly higher final payments due at maturity, known as a “balloon payment.” In the event our borrowers are unable to make their balloon payments when they are due, we may incur significant losses in our loan portfolio. Moreover, while the shorter maturities of our loan portfolio help us to manage our interest rate risk, they also increase the reinvestment risk associated with new loan originations. During an economic slow-down, we might incur significant losses as our loan portfolio matures.

We rely on our management team and our board of directors for the successful implementation of our business strategy.

Our success depends significantly on the continued service and skills of our senior management team and our board of directors, particularly Marshall T. Reynolds, our Chairman, Alton B. Lewis, our President and Chief Executive Officer and Eric J. Dosch, our Chief Financial Officer. The implementation of our business and growth strategies also depends significantly on our ability to attract, motivate and retain highly qualified executives and directors. The loss of services of one or more of these individuals could have a negative impact on our business because of their skills, years of industry experience and difficulty of promptly finding qualified replacement personnel.

We obtain a significant portion of our noninterest revenue through service charges on core deposit accounts, and regulations impacting service charges could reduce our fee income.

A significant portion of our noninterest revenue is derived from service charge income. During the six months ended June 30, 2014, service charges, commissions and fees represented $2.1 million, or 69.1% of our total noninterest income. The largest component of this service charge income is overdraft-related fees. Management believes that changes in banking regulations pertaining to rules on certain overdraft payments on consumer accounts have and will continue to have an adverse impact on our service charge income. Additionally, changes in customer behavior, as well as increased competition from other financial institutions, may result in declines in deposit accounts or in overdraft frequency resulting in a decline in service charge income. A reduction in deposit account fee income could have a material adverse effect on our earnings.

We may be unable to successfully compete with others for business.

The area in which we operate is considered attractive from an economic and demographic viewpoint, and is a highly competitive banking market. We compete for loans and deposits with numerous regional and national banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers and private lenders. Many competitors have substantially greater resources than we do. The differences in resources may make it harder for us to compete profitably, reduce the rates that we can earn on loans and investments, increase the rates we must offer on deposits and other funds, and adversely affect our overall financial condition and earnings.

Hurricanes or other adverse weather conditions in Louisiana can have an adverse impact on our market area.

Our market area in Southeast Louisiana is close to New Orleans and the Gulf of Mexico, areas which are susceptible to hurricanes, tropical storms and other natural disasters and adverse weather conditions. For example, Hurricane Katrina hit the greater New Orleans area in August 2005 causing widespread damage. Similar future events could potentially cause widespread property damage, require the relocation of an unprecedented number of residents and business operations, and severely disrupt normal economic activity in our market areas, which may have an adverse effect on our operations, loan originations and deposit base. Moreover, our ability to compete effectively with financial institutions whose operations are not concentrated in areas affected by hurricanes or other adverse weather conditions or whose resources are greater than ours will depend primarily on our ability to continue normal business operations following such event. The severity and duration of the effects of hurricanes or other adverse weather conditions will depend on a variety of factors that are beyond our control, including the amount and timing of government, private and philanthropic investments including deposits in the region, the pace of rebuilding and economic recovery in the region and the extent to which a hurricane’s property damage is covered by insurance. The occurrence of any such event could have a material adverse effect on our business, financial condition and results of operations.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. Similar to other large corporations, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. As discussed below, we are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. We also outsource some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into its existing businesses.

A failure in our operational systems or infrastructure, or those of third parties, could impair our liquidity, disrupt our businesses, result in the unauthorized disclosure of confidential information, damage our reputation and cause financial losses.

Our businesses are dependent on their ability to process and monitor, on a daily basis, a large number of transactions, many of which are highly complex, across numerous and diverse markets. These transactions, as well as the information technology services we provide to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Due to the breadth of our client base and our geographical reach, developing and maintaining our operational systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts. Our financial, accounting, data processing or other operating systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, such as a spike in transaction volume, cyber-attack or other unforeseen catastrophic events, which may adversely affect our ability to process these transactions or provide services.

In addition, our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Although we take protective measures to maintain the confidentiality, integrity and availability of information across all geographic and product lines, and endeavor to modify these protective measures as circumstances warrant, the nature of the threats continues to evolve. As a result, our computer systems, software and networks may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events that could have an adverse security impact. Despite the defensive measures we take to manage our internal technological and operational infrastructure, these threats may originate externally from third parties such as foreign governments, organized crime and other hackers, and outsource or infrastructure-support providers and application developers, or may originate internally from within our organization. Given the increasingly high volume of our transactions, certain errors may be repeated or compounded before they can be discovered and rectified.

Changes in accounting policies or in accounting standards could materially affect how we report our financial condition and results of operations.

Accounting policies are essential to understanding our financial condition and results of operations. Some of these policies require the use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Some of our accounting policies are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain, and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. If such estimates or assumptions underlying our financial statements are incorrect, we may experience material losses.

From time to time, the Financial Accounting Standards Board and the Securities and Exchange Commission change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of our financial statements. These changes are beyond our control, can be difficult to predict and could materially affect how we report our financial condition and results of operations. We could also be required to apply a new or revised standard retroactively, which may result in our restating our prior period financial statements.

We hold certain intangible assets that could be classified as impaired in the future. If these assets are considered to be either partially or fully impaired in the future, our earnings and the book values of these assets would decrease.

We are required to test goodwill and core deposit intangible assets for impairment on a periodic basis. The impairment testing process considers a variety of factors, including macroeconomic conditions, industry and market considerations, cost factors, and financial performance. If an impairment determination is made in a future reporting period, our earnings and the book value of these intangible assets will be reduced by the amount of the impairment which would adversely affect our financial performance.

A lack of liquidity could adversely affect our operations and jeopardize our business, financial condition and results of operations.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income. As stated above, public funds are a sizeable portion of our deposits. Loss of a large public funds depositor at the end of a contract would negatively impact liquidity.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of our equity securities to investors. Additional liquidity is provided by the ability to borrow from the FHLB or the Federal Reserve Bank of Atlanta (“Federal Reserve Bank”). We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our target markets or by one or more adverse regulatory actions against us.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

The redemption of the Series C Preferred Stock we issued to the U.S. Treasury in connection with the SBLF may be dilutive to your stock ownership in First Guaranty Bancshares.

The ownership interest of your common stock may be diluted to the extent we need to raise capital by issuing securities to redeem the 39,435 shares of Series C Preferred Stock we sold to the U.S. Treasury in connection with our participation in the SBLF. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, our shareholders bear the risk of our future offerings related to redeeming the Series C Preferred Stock, including reducing the market price of our common stock and diluting shareholders’ holdings in our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

The dividend rate on our Series C Preferred Stock will increase to 9.0% if we have not redeemed the Series C Preferred Stock on or prior to March 22, 2016, which will impact net income available to holders of our common stock and earnings per share of our common stock.

The per annum dividend rate on the shares of our Series C Preferred Stock was 1.0% per annum at June 30, 2014. Beginning on March 22, 2016, the per annum dividend rate on the Series C Preferred Stock will increase to a fixed rate of 9.0% if any Series C Preferred Stock remains outstanding. At the current dividend rate of 1.0% per annum, the total dividend paid on our Series C Preferred Stock is $394,350. Assuming the increased dividend rate of 9.0% per annum and assuming we have not redeemed any of our Series C Preferred Stock, the annual dividend payable on our Series C Preferred Stock would be $3.5 million. Depending on our financial condition at the time, any such increase in the dividend rate could have a material negative effect on our financial condition, including reducing our net income available to holders of our common stock and our earnings per share.

Failure to pay dividends on our Series C Preferred Stock may have negative consequences, including limiting our ability to pay dividends in the future.

The Series C Preferred Stock issued in connection with our participation in the SBLF pays a non-cumulative quarterly dividend in arrears. Such dividends are not cumulative but we may only declare and pay dividends on our common stock (or any other equity securities junior to the Series C Preferred Stock) if we have declared and paid dividends on the Series C Preferred Stock for the current dividend period.

Moreover, our ability to pay dividends is always subject to legal and regulatory restrictions. Any payment of dividends in the future will depend, in large part, on our earnings, capital requirements, financial condition and other factors considered relevant by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could further reduce or eliminate our common stock dividend in the future.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Industry

We operate in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have a negative impact on our results of operations and financial condition. Like other bank holding companies and financial institutions, we must comply with significant anti-money laundering and anti-terrorism laws. Under these laws, we are required, among other things, to enforce a customer identification program and file currency transaction and suspicious activity reports with the federal government. Government agencies have substantial discretion to impose significant monetary penalties on institutions which fail to comply with these laws or make required reports.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The Board of Governors of the Federal Reserve System (“Federal Reserve Board”), the FDIC the Louisiana Office of Financial Institutions (“OFI”), periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. If we become subject to any regulatory actions, it could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

Financial reform legislation enacted by Congress will, among other things, tighten capital standards and result in new laws and regulations that likely will increase our costs of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) was signed into law on July 21, 2010. This law significantly changed the then-existing bank regulatory structure and affected the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act changed the regulatory structure to which we are subject in numerous ways, including, but not limited to, the following:

•

the base for FDIC insurance assessments has been changed to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base, while the FDIC’s authority to raise insurance premiums has been expanded;

•	the current standard deposit insurance limit has been permanently raised to $250,000;

•

the FDIC must raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to “offset the effect” of increased assessments on insured depository institutions with assets of less than $10.0 billion;

•	the interchange fees payable on debit card transactions have been limited;

•	there are multiple new provisions affecting corporate governance and executive compensation at all publicly traded companies; and

•	all federal prohibitions on the ability of financial institutions to pay interest on commercial demand deposit accounts have been repealed.

In addition to the foregoing, the Dodd-Frank Act established the Consumer Financial Protection Bureau (the “CFPB”) as an independent entity within the Federal Reserve. The CFPB has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, as well as with respect to certain mortgage-related matters, such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties.

Our management continues to assess the impact on our operations of the Dodd-Frank Act and its regulations, many of which have yet to be proposed or adopted or are to be phased-in over time. Because the full impact of many of the regulations adopted pursuant to the Dodd-Frank Act may not be known for some time, it is difficult to predict at this time what specific impact the Dodd-Frank Act will have on us. However, it is expected that at a minimum our operating and compliance costs will increase, and our interest expense could increase.

We will become subject to more stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or constrain us from paying dividends or repurchasing shares.

In July 2013, the FDIC and the Federal Reserve Board approved a new rule that will substantially amend the regulatory risk-based capital rules applicable to First Guaranty Bancshares, on a consolidated basis, and First Guaranty Bank, on a stand -alone basis. The final rule implements the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act.

The final rule includes new minimum risk-based capital and leverage ratios, which will be effective for First Guaranty Bancshares and First Guaranty Bank on January 1, 2015, and refines the definition of what constitutes “capital” for purposes of calculating these ratios. The new minimum capital requirements will be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4%. The final rule also establishes a “capital conservation buffer” of 2.5%, and will result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 to risk-based assets capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement would be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase each year until fully implemented in January 2019. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such actions.

The application of more stringent capital requirements for First Guaranty Bank and First Guaranty Bancshares could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions constraining us from paying dividends or repurchasing shares if we are unable to comply with such requirements.

We are subject to the CRA and fair lending laws, and failure to comply with these laws could lead to material penalties.

The Community Reinvestment Act (“CRA”), the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CFPB, the United States Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion activity. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation.

Difficult market conditions have adversely affected the industry in which we operate.

If capital and credit markets experience volatility and disruption as they did during the recent financial crisis, we may face the following risks:

•	increased regulation of our industry;

•	compliance with such regulation may increase our costs and limit our ability to pursue business opportunities;

•

market developments and the resulting economic pressure on consumers may affect consumer confidence levels and may cause increases in delinquencies and default rates, which, among other effects, could affect our charge-offs and provision for loan losses. Competition in the industry could intensify as a result of the increasing consolidation of financial institutions in connection with the current market conditions;

•

market disruptions make valuation even more difficult and subjective, and our ability to measure the fair value of our assets could be adversely affected. If we determine that a significant portion of our assets have values significantly below their recorded carrying value, we could recognize a material charge to earnings in the quarter in which such determination was made, our capital ratios would be adversely affected and a rating agency might downgrade our credit rating or put us on credit watch; and

•

the downgrade of the United States government’s sovereign credit rating, any related rating agency action in the future, and the downgrade of the sovereign credit ratings for several European nations could negatively impact our business, financial condition and results of operations.

Changes in the policies of monetary authorities and other government action could adversely affect our profitability.

The results of operations are affected by credit policies of monetary authorities, particularly the policies of the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, particularly in light of the continuing threat of terrorist attacks and the current military operations in the Middle East, we cannot predict possible future changes in interest rates, deposit levels, loan demand or our business and earnings. Furthermore, the actions of the United States government and other governments in responding to such terrorist attacks or the military operations in the Middle East may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

Future legislative or regulatory actions responding to perceived financial and market problems could impair our rights against borrowers.

Future legislative or regulatory actions responding to perceived financial and market problems could impair our rights against borrowers in the event of their default on their outstanding loan obligations. There have been proposals made by members of Congress and others that would reduce the amount distressed borrowers are otherwise contractually obligated to pay under their mortgage loans and limit an institution’s ability to foreclose on mortgage collateral. If proposals such as these or other proposals limiting our rights as a creditor were to be implemented, we could experience increased credit losses or increased expense in pursuing its remedies as a creditor.

We may be required to pay significantly higher FDIC insurance premiums or special assessments that could adversely affect our earnings.

We may be required to pay significantly higher FDIC insurance premiums or additional special assessments that could adversely affect our earnings. A bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. Recent insured depository institution failures, as well as deterioration in banking and economic conditions generally, have significantly increased the losses of the FDIC, resulting in a decline in the designated reserve ratio of the FDIC to historical lows. To restore this reserve ratio and bolster its funding position, the FDIC imposed a special assessment on depository institutions and also increased deposit insurance assessment rates. In the event of bank or financial institution failures, we may be required to pay even higher FDIC insurance premiums. Any future increases or required prepayments in FDIC insurance premiums may materially adversely affect our results of operations.

Risks Related to this Offering and an Investment in our Common Stock

An active, liquid market for our common stock may not develop or be sustained following the offering, and you may not be able to sell your common stock at or above the public offering price.

Prior to this offering, shares of our common stock have been quoted on the OTCQB Marketplace under the symbol “FGBI.” Although we have applied to have our common stock listed on the NASDAQ Global Market, an active trading market for shares of our common stock may never develop on NASDAQ or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

The market price of our common stock may be volatile following this offering, and our stock price may fall below the public offering price at the time you desire to sell your shares of our common stock, resulting in a loss on your investment.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including, without limitation:

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in financial estimates and recommendations by securities analysts following our stock, or the failure of securities analysts to cover our common stock after this offering;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	general economic conditions and overall market fluctuations;

•	the trading volume of our common stock;

•	changes in business, legal or regulatory conditions, or other developments affecting the financial services industry;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve, or in laws and regulations affecting us; and

•	future sales of our common stock by us, directors, executives and significant shareholders.

The stock market has experienced significant fluctuations in recent years. In many instances, these changes are unrelated to the operating performance of particular companies. Moreover, significant fluctuations in trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock.

We are an emerging growth company within the meaning of the JOBS Act, and if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, reduced disclosure about our executive compensation and omission of compensation discussion and analysis, and an exemption from the requirement of holding a non-binding advisory vote on executive compensation. In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”), including the additional level of review of our internal control over financial reporting that may occur when outside auditors attest to our internal control over financial reporting.

We could remain an emerging growth company for up to five years, or until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion; (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (3) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

If we choose to take advantage of any of these exemptions while we are an emerging growth company, investors would have access to less information and analysis about our executive compensation, which may make it difficult for investors to evaluate our executive compensation practices. Additionally, investors may become less comfortable with the effectiveness of our internal control and the risk that material weaknesses or other deficiencies in our internal controls go undetected may increase. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions and provide reduced disclosure. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

You will incur immediate dilution as a result of this offering.

The public offering price per share is higher than the expected net tangible book value per share of our common stock immediately following the offering. Therefore, if you purchase shares in the offering, you will experience immediate and substantial dilution in tangible book value per share in relation to the price that you paid for your shares. We expect that the dilution as a result

of the offering will be $             per share, based on the assumed public offering price of $             per share, and our pro forma net tangible book value of $             per share at June 30, 2014. Accordingly, if we are liquidated at our book value, you would not receive the full amount of your investment. See “Dilution.”

Shares eligible for future sale could have a dilutive effect.

We are generally not restricted from issuing additional shares of our common stock up to the 100.6 million shares authorized in our Articles of Incorporation (as amended and restated, the “Articles of Incorporation”). We may issue additional shares of our common stock in the future pursuant to current or future employee stock option plans, restricted stock plans, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock or securities convertible into common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing shareholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have              shares of common stock outstanding, which includes              shares that the selling shareholders are selling in this offering. Our directors, executive officers, selling shareholders and certain additional other holders of our common stock will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of the lock-up periods have expired and any applicable holding periods have elapsed,              additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing shareholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Our management will have broad discretion in the use of the net proceeds from this offering, and the use of such proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds of the offering to support the growth in the Bank’s loan portfolio, including the possibility of making larger loans due to our increased legal lending limit, to finance potential strategic acquisitions and for other general corporate purposes. We have no current plans, arrangements or understandings relating to any specific acquisition or similar transaction. We also intend to use the proceeds of the offering to bolster our capital which may enable us in the future to redeem our Series C Preferred Stock issued to the U.S. Treasury as part of our participation in the SBLF program.

Our board and management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins that we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

We have several large non-controlling shareholders, and such shareholders may independently vote their shares in a manner that you may not consider to be consistent with your best interest or the best interest of our shareholders as a whole.

Our principal shareholders (Marshall T. Reynolds, Douglas V. Reynolds, Daniel P. Harrington, William K. Hood and Edgar R. Smith III) are expected to beneficially own, following the completion of this offering, approximately     % of our outstanding common stock, or     % if the underwriters exercise their option to purchase additional shares in full. Each of these shareholders will continue to have the ability following the completion of this offering to independently vote a meaningful percentage of our outstanding common stock on all matters put to a vote of our shareholders, including the election of our board of directors and certain other significant corporate transactions, such as a merger or acquisition transaction. On any such matter, the interests of these shareholders may not coincide with the interests of the other holders of our common stock and any such difference in interests may result in that shareholder voting its shares in a manner inconsistent with the interests of other shareholders.

Our dividend policy may change without notice, and our future ability to pay dividends is also subject to regulatory restrictions.

Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for the payment of dividends. In addition, the Federal Reserve Bank required the board to adopt resolutions to seek approval from the Federal Reserve Bank and the OFI to pay dividends to our shareholders. These approvals have been received for every quarter since December 20, 2012 (the date on which the resolutions were adopted).

Although First Guaranty Bancshares, and First Guaranty Bank prior to the Share Exchange, paid a quarterly dividend to our shareholders for 85 consecutive quarters at September 30, 2014, we have no obligation to continue paying dividends, and we may change our dividend policy at any time without prior notice to our shareholders. In addition, for as long as the resolutions that the board has adopted remain in effect, we may be restricted from paying dividends if regulatory approvals are not received from the Federal Reserve Bank and the OFI. We cannot determine when we will no longer be subject to the conditions of the board resolutions.

As of the date of this prospectus, our intention is to pay a quarterly cash dividend after the stock offering of $0.16 per share. However, any declaration and payment of dividends on common stock will substantially depend upon our earnings and financial condition, liquidity and capital requirements, regulatory and state law restrictions, general economic conditions and regulatory climate and other factors deemed relevant by our board of directors. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to our shareholders.

Our Articles of Incorporation and Bylaws, and certain banking laws applicable to us, could have an anti-takeover effect that decreases our chances of being acquired, even if our acquisition is in our shareholders’ best interests.

Certain provisions of our Articles of Incorporation and Bylaws (as amended, the “Bylaws”), and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:

•

enable our board of directors to issue additional shares of authorized, but unissued capital stock. In particular, our board may issue “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the board;

•	enable our board of directors to increase the size of the board and fill the vacancies created by the increase;

•	enable our board of directors to amend our Bylaws without shareholder approval;

•	require advance notice for director nominations and other shareholder proposals; and

•	require prior regulatory application and approval of any transaction involving control of our organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including circumstances in which our shareholders might otherwise receive a premium over the market price of our shares.

An investment in our common stock is not an FDIC insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, including the loss of your entire investment.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “assume,” “plan,” “seek,” “expect,” “will,” “may,” “should,” “indicate,” “would,” “believe,” “contemplate,” “continue,” “target” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the asset quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this prospectus.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our ability to manage our operations under the current economic conditions nationally and in our market area;

•	adverse changes in the financial industry, securities, credit and national local real estate markets (including real estate values);

•	risks related to a high concentration of loans secured by real estate located in our market area;

•	the impact of any potential strategic transactions;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•

significant increases in our loan losses, including as a result of our inability to resolve classified and non-performing assets or reduce risks associated with our loans, and management’s assumptions in determining the adequacy of the allowance for loan losses;

•	credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and in our allowance for loan losses and provision for loan losses;

•	competition among depository and other financial institutions;

•	our success in increasing our commercial real estate and commercial and industrial lending;

•	our ability to attract and maintain deposits and our success in introducing new financial products;

•	our ability to improve our asset quality even as we increase our commercial real estate and commercial and industrial lending;

•

changes in interest rates generally, including changes in the relative differences between short-term and long-term interest rates and in deposit interest rates, that may affect our net interest margin and funding sources;

•	fluctuations in the demand for loans;

•	technological changes that may be more difficult or expensive than expected;

•	changes in consumer spending, borrowing and savings habits;

•	declines in the yield on our assets resulting from the current low interest rate environment;

•

changes in laws or government regulations or policies affecting financial institutions, including the Dodd-Frank Act and the JOBS Act, which could result in, among other things, increased deposit insurance premiums and assessments, capital requirements, regulatory fees and compliance costs, particularly the new capital regulations, and the resources we have available to address such changes;

•

changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•

changes in our compensation and benefit plans, and our ability to retain key members of our senior management team and to address staffing needs in response to product demand or to implement our strategic plans;

•	loan delinquencies and changes in the underlying cash flows of our borrowers;

•	the impairment of our investment securities;

•	our ability to control costs and expenses, particularly those associated with operating as a publicly traded company;

•	the failure or security breaches of computer systems on which we depend;

•	the ability of key third-party service providers to perform their obligations to us; and

•	other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this prospectus.

Because of these and a wide variety of other uncertainties, many of which are beyond our control, our actual future results may be materially different from the results indicated by these forward-looking statements. Please see “Risk Factors.”

USE OF PROCEEDS

Assuming a public offering price of $             per share, we estimate that the net proceeds from the sale of the shares of common stock by us will be approximately $             million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed per share public offering price would increase (decrease) the net proceeds to us of this offering by approximately $             million, after deducting estimated underwriting discounts and offering expenses. We will not receive any proceeds from the sale of shares by the selling shareholders.

We intend to use the net proceeds of the offering to support the growth in the Bank’s loan portfolio, including the possibility of making larger loans due to our increased legal lending limit, to finance potential strategic acquisitions and for other general corporate purposes. We have no current plans, arrangements or understandings relating to any specific acquisition or similar transaction. We also intend to use the proceeds of the offering to bolster our capital which may enable us in the future to redeem our Series C Preferred Stock issued to the U.S Treasury as part of our participation in the SBLF program.

Our management will retain broad discretion to allocate the net proceeds of this offering, and the precise amounts and timing of our use of the net proceeds of this offering will depend upon market conditions, as well as other factors. Until we deploy the proceeds of this offering for the uses described above, we expect to hold such proceeds in short-term investments.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2014:

•	on an actual basis; and

•

on an as adjusted basis to give effect to our sale of              shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares), at an assumed public offering price of $             per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the sections titled “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes to those statements, included elsewhere in this prospectus.

	At June 30, 2014
	Actual	As Adjusted
	(dollars in thousands except per share data)
	(unaudited)
Shareholders’ equity:
Series C Preferred Stock, par value $1,000 per share; authorized -39,435 shares; issued and outstanding—39,435 shares	$39,435	$
Common stock, par value $1.00 per share; authorized 100,600,000 shares actual; issued and outstanding—6,291,332 shares	6,294
Capital surplus	39,387
Treasury stock, at cost, 2,895 shares	(54)
Retained earnings	50,722
Accumulated other comprehensive loss, net	(558)

Total shareholders’ equity	$135,226	$

Total capitalization	$135,226	$

Capital ratios:
Tier 1 capital to average assets for leverage	9.14%
Tier 1 capital to risk-weighted assets	13.38%
Total capital to risk-weighted assets	14.34%
Tangible common equity to tangible assets(1)	6.26%
Per share data
Book value per common share	$15.23
Tangible book value per common share(2)	14.61

(1)	We calculate tangible common equity as total shareholders’ equity less goodwill and core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 46 of this prospectus.

(2)	We calculate tangible book value per common share as total shareholders’ equity less goodwill and core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 46 of this prospectus.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share immediately following the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Net tangible book value per share represents our net tangible book value divided by the number of shares of our equity interests outstanding. Our net tangible book value at June 30, 2014 was $             million, or $             per share of common stock based on the 6,291,332 shares outstanding as of such date.

After giving effect to the sale of              shares of common stock in this offering and the application of the proceeds of the offering received by us, as described in “Use of Proceeds,” based upon an assumed public offering price of $             per share and after deducting estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value at June 30, 2014 would have been approximately $            , or $             per share. Therefore, this offering will result in an immediate increase of $             in the tangible book value per share to our existing shareholders and an immediate dilution of $             in the tangible book value per share to investors in this offering, or approximately     % of the assumed public offering price of $             per share. The following table illustrates the immediate per share dilution to investors in this offering at June 30, 2014:

Assumed public offering price per share		$
Net tangible book value per share at June 30, 2014	$
Increase in net tangible book value per share attributable to investors purchasing shares in this offering

As adjusted tangible book value per share after this offering

Dilution per share to new investors from offering		$

For each $1.00 increase or decrease in the assumed per share public offering price of $             per share, our as adjusted net tangible book value would increase or decrease, as the case may be, by approximately $             million, or approximately $             per share; the dilution per share to investors in this offering would increase or decrease, as the case may be, by approximately $             per share, assuming that the number of shares that we offer remains the same as the number set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of              in the number of shares that we offer, together with a $1.00 increase in the assumed public offering price of $             per share, would result in as adjusted net tangible book value of approximately $             million, or $             per share, at June 30, 2014, and the dilution per share to investors in this offering would be $             per share. Similarly, a decrease of              in the number of shares we offer, together with a $1.00 decrease in the assumed public offering price of $             per share, would result in as adjusted net tangible book value of approximately $             million, or $             per share, at June 30, 2014, and the dilution per share to investors in this offering would be $            per share. The information in this paragraph is illustrative only, and changes to our actual tangible book value per share and the dilution to investors in this offering will be a function of the actual public offering price and other terms of this offering, which will be determined at pricing.

The following table summarizes, at June 30, 2014, the differences between our existing shareholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect the public offering price of $             per share before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing Shareholders
New Investors
Total

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no sale of common stock by the selling shareholders. The sale of              shares of common stock to be sold by the selling shareholders in this offering will reduce the number of shares held by existing shareholders to            , or     % of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to             , or     % of the total shares outstanding. In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing shareholders will be further reduced to     % of the total number of shares of common stock to be outstanding upon the closing of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to              shares or     % of the total number of shares of common stock to be outstanding upon the closing of this offering.

DIVIDEND POLICY

As of September 30, 2014, we have paid a quarterly dividend to our shareholders for each of the last 85 quarters dating back to the third quarter of 1993. The following table shows the amount and the dividends paid on shares of First Guaranty Bancshares’ common stock in 2012, 2013 and 2014:

Declaration Date	Dividend Payment Date	Amount Per Share
9/12/2014	9/30/2014	$0.16
6/13/2014	6/30/2014	0.16
3/13/2014	3/31/2014	0.16
12/11/2013	12/31/2013	0.16
9/11/2013	9/30/2013	0.16
6/10/2013	6/30/2013	0.16
3/8/2013	3/31/2013	0.16
12/17/2012	12/31/2012	0.16
8/16/2012	9/28/2012	0.16
5/17/2012	6/29/2012	0.16
3/15/2012	3/30/2012	0.16

Subject to prior approval from our board of directors and regulatory restrictions, we intend to continue the payment of a cash dividend on a quarterly basis to holders of our common stock of $0.16 per share. Our board of directors may change the amount of, or entirely eliminate the payment of, future dividends at its discretion, without notice to our shareholders. We are not obligated to pay dividends on our common stock. Any future determination relating to our dividend policy will depend upon a number of factors, including, but not limited to: (1) our financial condition and results of our operations; (2) liquidity and capital requirements; (3) general economic conditions and (4) other factors deemed relevant by the board. There can be no guarantee that we will pay dividends to holders of our common stock in the future.

Our ability to pay dividends may be limited as a result of our participation in the SBLF and regulatory restrictions imposed by the Federal Reserve Bank. The Series C Preferred Stock issued in connection with our participation in the SBLF is senior to our shares of common stock. Under the requirements of the SBLF, we are not permitted to pay dividends on our common stock, unless: (1) our Tier 1 capital is at least 90% of our Tier 1 capital as of the effective date of our participation in the SBLF (the 90% limitation decreases by 10% for every 1% increase in our qualified small business lending); and (2) the dividends payable on the Series C Preferred Stock have been declared and paid to the U.S. Treasury for the current dividend period. In addition, the Federal Reserve Bank required the board to adopt resolutions to seek approval from the Federal Reserve Bank and the OFI to pay dividends to our shareholders, which approvals have been received for every quarter since December 20, 2012 (the date on which the resolutions were adopted). For as long as the resolutions remain in effect, we may be restricted from paying dividends if regulatory approvals are not received from the Federal Reserve Bank and the OFI. We cannot determine when we will no longer be subject to the conditions of the board resolutions.

Furthermore, since First Guaranty Bancshares has no material business activities, our ability to pay dividends is substantially dependent upon the ability of the Bank to transfer funds to us in the form of dividends, loans and advances, which is subject to various legal, regulatory and other restrictions. Under Louisiana law, dividends may not be paid if it would reduce the unimpaired surplus below 50% of outstanding capital stock in any year. If the Bank does not comply with these laws, regulations or policies it may materially affect the ability of the Company to pay dividends on its common stock. The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the OFI for the State of Louisiana. Dividends payable by the Bank in 2014 without permission will be limited to 2014 earnings plus the undistributed earnings of $4.8 million from 2013. As a Louisiana corporation, we are subject to certain restrictions on dividends under Louisiana Business Corporation Law. Generally, a Louisiana corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) or out of its net profits for the then current and preceding fiscal year unless the corporation is insolvent or the dividend would render the corporation insolvent. Also, as a bank holding company, our payment of dividends must comply with the policies and enforcement powers of the Federal Reserve Board.

MARKET FOR OUR COMMON STOCK

Shares of our common stock are quoted on the OTCQB Marketplace operated by the OTC Markets Group, Inc., or OTCQB, under the symbol “FGBI.” Although our shares have been quoted on the OTCQB, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in a more active market. As of October 22, 2014, there were approximately 1,444 holders of record of our common stock.

The following table sets forth the quarterly high and low bid quotations for our common stock for the two years ended December 31, 2013 and 2012, the first, second and third quarters of 2014 and the fourth quarter of 2014 to date. These quotations represent trades of which we are aware and do not include retail markups, markdowns or commissions, and do not necessarily reflect actual transactions.

On October 14, 2014, the last reported sales price for our common stock was $15.65 per share.

Fiscal Year Ending December 31, 2014	High	Low
Fourth Quarter through October 22, 2014	$19.81	$15.65
Third Quarter	19.81	12.00
Second Quarter	19.81	13.50
First Quarter	19.60	13.77

Fiscal Year Ending December 31, 2013
Fourth Quarter	$19.60	$13.50
Third Quarter	19.60	12.00
Second Quarter	19.60	13.25
First Quarter	18.75	14.00

Fiscal Year Ending December 31, 2012
Fourth Quarter	$18.59	$18.59
Third Quarter	18.59	18.59
Second Quarter	18.59	18.59
First Quarter	17.51	14.09

We anticipate that this offering and the listing of our common stock on the NASDAQ Global Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriters.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected historical consolidated financial and other data of First Guaranty Bancshares and its subsidiary for the periods and at the dates indicated. The following is only a summary and you should read it in conjunction with the business and financial information regarding First Guaranty Bancshares contained elsewhere in this prospectus, including the consolidated financial statements beginning on page F-1 of this prospectus. The information at December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012 is derived in part from the audited consolidated financial statements that appear in this prospectus. The information at December 31, 2011, 2010 and 2009 and for the years ended December 31, 2011, 2010 and 2009 is derived in part from audited consolidated financial statements that do not appear in this prospectus. The information at June 30, 2014 and June 30, 2013 and for the six months ended June 30, 2014 and 2013 is unaudited and reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The historical results presented below are not necessarily indicative of the results to be expected for any future period. The information should be read in conjunction with “Risk Factors,” “Management Discussion and Analysis of the Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in the prospectus.

	At June 30,	At December 31,
	2014	2013	2012	2011	2010	2009
	(dollars in thousands)
Balance Sheet Data:
Investment securities	$674,128	$634,504	$659,243	$633,163	$481,961	$261,829
Federal funds sold	268	665	2,891	68,630	9,129	13,279
Loans, net of unearned income	736,220	703,166	629,500	573,100	575,640	589,902
Allowance for loan losses	8,415	10,355	10,342	8,879	8,317	7,919
Total assets	1,471,290	1,436,441	1,407,303	1,353,866	1,132,792	930,847
Total deposits	1,328,081	1,303,099	1,252,612	1,207,302	1,007,383	799,746
Borrowings	3,555	6,288	15,846	15,423	12,589	31,929
Shareholders’ equity	135,226	123,405	134,181	126,602	97,938	94,935
Common shareholders’ equity	95,791	83,970	94,746	87,167	76,963	74,165

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(dollars in thousands)
Performance Ratios and Other Data:
Return on average assets	0.76%	0.61%	0.65%	0.89%	0.68%	0.99%	0.80%
Return on average common equity	12.04%	8.94%	10.09%	13.03%	9.77%	12.59%	10.85%
Return on average common equity adjusted for preferred stock dividends	11.60%	7.91%	9.31%	10.90%	7.37%	10.92%	10.00%
Return on average tangible assets	0.79%	0.63%	0.68%	0.92%	0.68%	1.01%	0.83%
Return on average tangible common equity	12.96%	9.72%	10.96%	14.11%	10.64%	13.52%	11.95%
Return on average tangible common equity adjusted for preferred stock dividends	12.50%	8.64%	10.13%	11.87%	8.12%	11.76%	11.05%
Net interest margin	3.08%	2.84%	2.92%	3.20%	3.31%	3.61%	3.22%
Average loans to average deposits	54.67%	52.21%	53.58%	49.04%	52.79%	68.10%	71.19%
Efficiency ratio(1)	63.86%	65.54%	65.61%	58.56%	56.77%	56.20%	60.80%
Efficiency ratio (excluding amortization of intangibles and securities transactions)(1)	63.76%	69.38%	67.17%	63.73%	60.29%	59.25%	61.99%
Full time equivalent employees (period end)	268	279	278	274	269	246	230
Capital Ratios:
Average shareholders’ equity to average assets	9.05%	9.63%	9.28%	9.72%	8.80%	9.88%	8.13%
Average tangible equity to average tangible assets	8.79%	9.35%	9.01%	9.42%	8.50%	9.54%	7.74%
Common shareholders’ equity to total assets	6.51%	5.95%	5.85%	6.73%	6.44%	6.79%	7.97%
Tier 1 leverage capital consolidated	9.14%	9.09%	9.14%	9.24%	9.03%	8.69%	9.58%
Tier 1 capital consolidated	13.48%	13.53%	13.61%	14.13%	13.71%	11.98%	11.90%
Total risk-based capital consolidated	14.34%	14.62%	14.71%	15.31%	14.75%	13.03%	12.97%
Tangible common equity to tangible assets(2)	6.26%	5.67%	5.58%	6.44%	6.10%	6.49%	7.58%
Income Data:
Interest income	$26,190	$24,981	$50,886	$55,195	$54,609	$51,390	$47,191
Interest expense	4,682	5,773	11,134	13,120	15,118	13,223	14,844
Net interest income	21,508	19,208	39,752	42,075	39,491	38,167	32,347
Provision for loan losses	657	1,704	2,520	4,134	10,187	5,654	4,155
Noninterest Income (excluding securities transactions)	2,907	2,997	5,907	6,272	7,839	6,741	5,909
Securities gains	209	1,544	1,571	4,868	3,531	2,824	2,056
Loss on securities impairment			—	—	(97)	—	(829)
Noninterest expense	15,726	15,566	30,987	31,161	28,821	26,827	24,007
Earnings before income taxes	8,241	6,479	13,723	17,920	11,756	15,251	11,321
Net income	5,455	4,221	9,146	12,059	8,033	10,025	7,595
Net income available to common shareholders	5,258	3,735	8,433	10,087	6,057	8,692	7,001
Share and Per Share Data:
Net earnings	$0.84	$0.59	$1.34	$1.60	$0.98	$1.42	$1.14
Cash dividends paid	0.32	0.32	0.64	0.64	0.58	0.58	0.58
Book value	15.23	13.45	13.35	15.06	13.85	12.58	12.13
Tangible book value(3)	14.61	12.78	12.70	14.36	13.09	11.97	11.49
Dividend payout ratio	38.30%	53.91%	47.75%	40.00%	59.60%	40.94%	50.82%
Weighted average number of shares outstanding	6,291,332	6,291,332	6,291,332	6,292,855	6,205,652	6,115,608	6,115,608
Number of shares outstanding	6,291,332	6,291,332	6,291,332	6,291,332	6,294,227	6,115,608	6,115,608

(footnotes begin on the next page)

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(dollars in thousands)
Asset Quality Ratios:
Non-performing assets to total assets	1.05%	1.61%	1.27%	1.67%	2.13%	2.73%	1.68%
Non-performing assets to total loans	2.10%	3.35%	2.60%	3.74%	5.04%	5.38%	2.65%
Non-performing loans to total loans	1.98%	2.74%	2.12%	3.36%	4.05%	5.28%	2.54%
Loan loss reserve to non-performing assets	54.50%	44.34%	56.72%	43.94%	30.73%	26.86%	50.68%
Net charge-offs to average loans (annualized)	0.73%	0.58%	0.38%	0.45%	1.65%	0.87%	0.45%
Provision for loan loss to average loans	0.18%	0.53%	0.38%	0.70%	1.75%	0.94%	0.69%
Allowance for loan loss to total loans	1.14%	1.48%	1.47%	1.64%	1.55%	1.44%	1.34%

(1)	Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income, excluding bargain purchase gain from acquisitions. Efficiency ratio, as we calculate it, is a non-GAAP financial measure. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”
(2)	We calculate tangible common equity as total shareholders’ equity less goodwill and core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”
(3)	We calculate tangible book value per common share as total shareholders’ equity less goodwill and core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

Our accounting and reporting policies conform to accounting principles generally accepted in the United States, or GAAP, and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional metrics. Tangible book value per share and the ratio of tangible equity to tangible assets are not financial measures recognized under GAAP and, therefore, are considered non-GAAP financial measures.

Our management, banking regulators, many financial analysts and other investors use these non-GAAP financial measures to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible equity, tangible assets, tangible book value per share or related measures should not be considered in isolation or as a substitute for total shareholders’ equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names.

The following table reconciles, as of the dates set forth below, shareholders’ equity (on a GAAP basis) to tangible equity and total assets (on a GAAP basis) to tangible assets and calculates our tangible book value per share.

	At June 30,		At December 31,
	2014	2013	2013	2012	2011	2010	2009
	(dollars in thousands except for share data)
Tangible Common Equity
Total shareholders’ equity	$135,226	$124,079	$123,405	$134,181	$126,602	$97,938	$94,935
Adjustments:
Preferred	39,435	39,435	39,435	39,435	39,435	20,975	20,770
Goodwill	1,999	1,999	1,999	1,999	1,999	1,999	1,999
Core deposit intangibles	1,901	2,241	2,073	2,413	2,811	1,729	1,893

Tangible common equity	$91,891	$80,404	$79,898	$90,334	$82,357	$73,235	$70,273

Common shares outstanding	6,291	6,291	6,291	6,291	6,294	6,116	6,116
Book value per common share	$15.23	$13.45	$13.35	$15.06	$13.85	$12.58	$12.13
Tangible book value per common share	$14.61	$12.78	$12.70	$14.36	$13.09	$11.97	$11.49

Tangible Assets
Total assets	$1,471,290	$1,422,535	$1,436,441	$1,407,303	$1,353,866	$1,132,792	$930,847
Adjustments:
Goodwill	1,999	1,999	1,999	1,999	1,999	1,999	1,999
Core deposit intangibles	1,901	2,241	2,073	2,413	2,811	1,729	1,893

Tangible assets	$1,467,390	$1,418,295	$1,432,369	$1,402,891	$1,349,056	$1,129,064	$926,955

Tangible common equity to tangible assets	6.26%	5.67%	5.58%	6.44%	6.10%	6.49%	7.58%

The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate the efficiency ratio by dividing noninterest expense by the sum of net interest income and noninterest income, excluding amortizations of intangibles and securities transactions. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income.

In our judgment, the adjustment made to noninterest income allows investors and analysts to better assess our operating expenses in relation to our core operating revenue by removing one-time bargain purchase gains associated with acquisitions.

The following table reconciles, as of the dates set forth below, our efficiency ratio to the GAAP-based efficiency ratio:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(dollars in thousands)
GAAP-based efficiency ratio	63.86%	65.54%	65.61%	58.56%	56.77%	56.20%	60.80%
Noninterest expense	$15,726	$15,566	$30,987	$31,161	$28,821	$26,827	$24,007
Amortization of intangibles	160	160	320	350	286	218	291

Noninterest expense, excluding amortization	15,566	15,406	30,667	30,811	28,535	26,609	23,716
Net interest income	21,508	19,208	39,752	42,075	39,491	38,167	32,347
Noninterest income	3,116	4,541	7,478	11,140	11,273	9,565	7,136
Adjustments:
Securities transactions	209	1,544	1,571	4,868	3,434	2,824	1,227

Noninterest income, excluding securities transactions	$2,907	$2,997	$5,907	$6,272	$7,839	$6,741	$5,909

Efficiency ratio	63.76%	69.38%	67.17%	63.73%	60.29%	59.25%	61.99%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Overview

First Guaranty Bancshares is a Louisiana corporation and a bank holding company headquartered in Hammond, Louisiana. Our wholly-owned subsidiary, First Guaranty Bank, a Louisiana-chartered commercial bank, provides personalized commercial banking services primarily to Louisiana customers through 21 banking facilities primarily located in the MSAs of Hammond, Baton Rouge, Lafayette and Shreveport-Bossier City. We emphasize personal relationships and localized decision making to ensure that products and services are matched to customer needs. We compete for business principally on the basis of personal service to customers, customer access to officers and directors and competitive interest rates and fees.

Total assets were $1.5 billion at June 30, 2014 and $1.4 billion as of December 31, 2013 and 2012, respectively. Total deposits were $1.3 billion at each of June 30, 2014, December 31, 2013 and December 31, 2012. Total loans were $736.2 million at June 30, 2014, an increase of $33.1 million, or 4.7%, compared with December 31, 2013 and an increase of $106.7 million, or 17.0%, compared with December 31, 2012. Common shareholders’ equity was $95.8 million, $84.0 million and $94.7 million at June 30, 2014, December 31, 2013 and December 31, 2012, respectively.

Net income was $5.5 million and $4.2 million for the six months ended June 30, 2014 and 2013, respectively. Net income was $9.1 million and $12.1 million for the years ended December 31, 2013 and 2012, respectively. We generate most of our revenues from interest income on loans, interest income on securities, sales of securities and service charges, commissions and fees. We incur interest expense on deposits and other borrowed funds and noninterest expense such as salaries and employee benefits and occupancy and equipment expenses. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowings which are used to fund those assets. Net interest income is our largest source of revenue. To evaluate net interest income, we measure and monitor: (1) yields on our loans and other interest-earning assets; (2) the costs of our deposits and other funding sources; (3) our net interest spread and (4) our net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

Changes in market interest rates and interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in Louisiana and our other out-of-state market areas. During the extended period of historically low interest rates, we continue to evaluate our investments in interest-earning assets in relation to the impact such investments have on our financial condition, results of operations and shareholders’ equity if interest rates were to suddenly increase as they did in the second and third quarters of 2013.

Critical Accounting Policies

Our accounting and reporting policies conform to generally accepted accounting principles in the United States and to predominant accounting practices within the banking industry. Certain critical accounting policies require judgment and estimates which are used in the preparation of the financial statements.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance, which is based on evaluation of the collectability of loans and prior loan loss experience, is an amount that, in the opinion of management, reflects the risks inherent in the existing loan portfolio and exists at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower’s ability to pay, adequacy of loan collateral and other relevant factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require additional recognition of losses based on their judgments about information available to them at the time of their examination.

The following are general credit risk factors that affect our loan portfolio segments. These factors do not encompass all risks associated with each loan category. Construction and land development loans have risks associated with interim construction prior to permanent financing and repayment risks due to the future sale of developed property. Farmland and agricultural loans have risks such as weather, government agricultural policies, fuel and fertilizer costs, and market price volatility. One- to four-family residential, multi-family, and consumer credits are strongly influenced by employment levels, consumer debt loads and the general economy. Non-farm non-residential loans include both owner-occupied real estate and non-owner occupied real estate. Common risks associated with these properties is the ability to maintain tenant leases and keep lease income at a level able to service required debt and operating expenses. Commercial and industrial loans generally have non-real estate secured collateral which requires closer monitoring than real estate collateral.

Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, we may ultimately incur losses that vary from management’s current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or can be reasonably estimated. All loan losses are charged to the allowance for loan losses when the loss actually occurs or when the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and impaired. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Also, a specific reserve is allocated for our syndicated loans. The general component covers non-classified loans and special mention loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The allowance for loan losses is reviewed on a monthly basis. The monitoring of credit risk also extends to unfunded credit commitments, such as unused commercial credit lines and letters of credit. A reserve is established as needed for estimates of probable losses on such commitments.

Other-Than-Temporary Impairment of Investment Securities. Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. The term “other-than-temporary” is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near-term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Management reviews criteria such as the magnitude and duration of the decline, the reasons for the decline, and the performance and valuation of the underlying collateral, when applicable, to predict whether the loss in value is other-than-temporary. Once a decline in value is determined to be other-than-temporary, the carrying value of the security is reduced to its fair value and a corresponding charge to earnings is recognized.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments. Intangible assets are comprised of goodwill, core deposit intangibles and mortgage servicing rights. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Our goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate impairment may exist. Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the implied fair value of goodwill. If the implied fair value is less than the carrying amount, a loss would be recognized in other non-interest expense to reduce the carrying amount to implied fair value of goodwill. Our goodwill impairment test includes two steps that are preceded by a “step zero” qualitative test. The qualitative test allows management to assess whether qualitative factors indicate that it is more likely than not that impairment exists. If it is not more likely than not that impairment exists, then the two step quantitative test would not be necessary. These qualitative indicators include factors such as earnings, share price, market conditions, etc. If the qualitative factors indicate that it is more likely than not that impairment exists, then the two step quantitative test would be necessary. Step one is used to identify potential impairment and compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit’s goodwill, an impairment loss is recognized in an amount equal to the excess.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own or in combination with related contract, asset or liability. Our intangible assets primarily relate to core deposits. Management periodically evaluates whether events or circumstances have occurred that would result in impairment of value.

Recently Issued Accounting Pronouncements

The FASB has issued Accounting Standards Update (ASU) No. 2014-04, Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40)—Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments are intended to clarify when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan should be derecognized and the real estate recognized.

These amendments clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either: (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure; or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additional disclosures are required.

The amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2014. The adoption of this guidance is not expected to have a material impact upon our financial statements.

Discussion and Analysis of Financial Condition

Assets

Our total assets were $1.5 billion at June 30, 2014, an increase of 2.4% from total assets of $1.4 billion at December 31, 2013, primarily due to growth of $33.0 million in our loan portfolio and $39.6 million in our investment securities portfolio, partially offset by a decrease of $39.0 million in our cash and cash equivalents.

Our total assets increased 2.1% to $1.4 billion at December 31, 2013 from December 31, 2012, primarily due to growth of $73.7 million in our loan portfolio, which was partially offset by decreases of $24.7 million in our investment securities portfolio and $24.7 million in cash and cash equivalents.

Loans

Net loans increased $35.0 million, or 5.1%, to $727.8 million at June 30, 2014 from $692.8 million at December 31, 2013. Net loans increased during the first six months of 2014 primarily due to an $8.8 million increase in non-farm non-residential loans, a $6.4 million increase in agricultural loans, a $6.2 million increase in one- to four-family residential loans and a $5.3 million increase in commercial and industrial loans. Non-farm non-residential loans and commercial and industrial loans increased primarily due to an increase in syndicated loans (loans made by a group of lenders, including us, who share or participate in a specific loan) as a result of the origination of six new syndicated loans totaling $39.1 million with a net increase of $19.6 million during the first six months ended June 30, 2014 and due to the increase in our small business lending as a result of our participation in the SBLF. The increase in our agricultural loans was primarily the result of the increase in the disbursement of our agricultural loan commitments due to the seasonality of farming operations during the six months ended June 30, 2014. One- to four-family residential loans increased primarily due to the purchase of $10.0 million in conforming one- to four-family residential loans. There are no significant concentrations of credit to any individual borrower. As of June 30, 2014, 72.0% of our loan portfolio was secured primarily or secondarily by real estate. The largest portion of our loan portfolio, at 46.7% at June 30, 2014, was non-farm non-residential loans secured by real estate. Approximately 45% of the loan portfolio is based on a floating rate tied to the prime rate or London InterBank Offered Rate, or LIBOR, at June 30, 2014. Approximately 74% of the loan portfolio is scheduled to mature within 5 years from June 30, 2014.

Net loans increased $73.7 million, or 11.9%, to $692.8 million at December 31, 2013 from $619.2 million at December 31, 2012. The increase in loans during 2013 was primarily due to increases of $33.7 million in commercial and industrial loans, $23.4 million in non-farm non-residential real estate and $16.3 million in one- to four-family residential real estate. The growth in commercial and industrial loans and non-farm non-residential loans can be attributed to the increase in our syndicated loans and our strategic initiative to increase our small business lending to meet our qualified small business lending goals reflecting our participation in the SBLF. The growth in small business loans helped us qualify for the contractual minimum 1.00% dividend rate on the shares of the Series C Preferred Stock issued to the U.S. Treasury in connection with the SBLF program. The growth of one- to four-family residential loans can be attributed to the continued recovery in the housing market as well as mortgage rates that were attractive to prospective homeowners for originations as well as existing home owners for refinancing.

Loan Portfolio Composition. The tables below sets forth the balance of loans, excluding loans held for sale, outstanding by loan type as of the dates presented, and the percentage of each loan type to total loans.

	At June 30, 2014		At December 31,
			2013		2012
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Real Estate:
Construction & land development	$49,568	6.7%	$47,550	6.7%	$44,856	7.1%
Farmland	13,942	1.9%	9,826	1.4%	11,182	1.8%
One- to four-family residential	109,961	14.9%	103,764	14.7%	87,473	13.8%
Multifamily	13,563	1.8%	13,771	2.0%	14,855	2.4%
Non-farm non-residential	344,852	46.7%	336,071	47.7%	312,716	49.6%

Total Real Estate	531,886	72.0%	510,982	72.5%	471,082	74.7%

Non-Real Estate:
Agricultural	28,179	3.8%	21,749	3.1%	18,476	2.9%
Commercial and industrial	156,406	21.2%	151,087	21.4%	117,425	18.6%
Consumer and other:	21,455	3.0%	20,917	3.0%	23,758	3.8%

Total non-real estate	206,040	28.0%	193,753	27.5%	159,659	25.3%

Total loans before unearned income	737,926	100.0%	704,735	100.0%	630,741	100.0%

Less: Unearned income	(1,706)		(1,569)		(1,241)

Total loans net of unearned income	$736,220		$703,166		$629,500

	At December 31,
	2011		2010		2009
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Real Estate:
Construction and land development	$78,614	13.7%	$65,570	11.4%	$78,686	13.3%
Farmland	11,577	2.0%	13,337	2.3%	11,352	1.9%
One- to-four-family residential	89,202	15.6%	73,158	12.7%	77,470	13.1%
Multifamily	16,914	2.9%	14,544	2.5%	8,927	1.5%
Non-farm non-residential	268,618	46.8%	292,809	50.8%	300,673	51.0%

Total Real Estate	464,925	81.0%	459,418	79.7%	477,108	80.8%

Non-Real Estate:
Agricultural	17,338	3.0%	17,361	3.0%	14,017	2.4%
Commercial and industrial	68,025	11.9%	76,590	13.3%	82,348	13.9%
Consumer and oher:	23,455	4.1%	22,970	4.0%	17,226	2.9%

Total non-real estate	108,818	19.0%	116,921	20.3%	113,591	19.2%

Total loans before unearned income	573,743	100.0%	576,339	100.0%	590,699	100.0%

Less: Unearned income	(643)		(699)		(797)

Total loans net of unearned income	$573,100		$575,640		$589,902

Loan Portfolio Maturities. The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2013. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization.

	One Year or Less	More than One Year Through Five Years	After Five Years	Total
	(dollars in thousands)
Real Estate:
Construction and land development	$20,697	$24,718	$2,135	$47,550
Farmland	2,533	4,335	2,958	9,826
One- to four-family residential	12,931	43,526	47,307	103,764
Multifamily	2,632	9,908	1,231	13,771
Non-farm non-residential	40,205	248,011	47,855	336,071

Total real estate	78,998	330,498	101,486	510,982

Non-Real Estate:
Agricultural	7,903	3,688	10,158	21,749
Commercial and industrial	47,795	90,985	12,307	151,087
Consumer and other:	6,627	7,383	6,907	20,917

Total non-real estate	62,325	102,056	29,372	193,753

Total loans before unearned income	$141,323	$432,554	$130,858	704,735

Less: Unearned Income				(1,569)

Total loans net of unearned Income	$141,323	$432,554	$130,858	$703,166

The following table sets forth the scheduled repayments of fixed and adjustable-rate loans at December 31, 2013 that are contractually due after December 31, 2014.

	Due After December 31, 2014
	Fixed	Adjustable	Total
	(dollars in thousands)
One to five years	$229,657	$200,420	$430,077
Five to 15 years	71,655	26,076	97,731
Over 15 years	8,503	22,695	31,198

Subtotal	$309,815	$249,191	559,006

Nonaccrual loans			14,485

Total loans before unearned income			573,491

Less: unearned income			(1,569)

Total loans net of unearned income			$571,922

At December 31, 2013, $209.5 million, or 65.5% of our adjustable interest rate loans were at their interest rate floor.

Non-performing Assets

Non-performing assets consist of non-performing loans and other real-estate owned. Non-performing loans (including nonaccruing troubled debt restructurings described below) are those on which the accrual of interest has stopped or loans which are contractually 90 days past due on which interest continues to accrue. Loans are ordinarily placed on nonaccrual status when principal and interest is delinquent for 90 days or more. However, management may elect to continue the accrual when the estimated net available value of collateral is sufficient to cover the principal balance and accrued interest. It is our policy to discontinue the accrual of interest income on any loan for which we have reasonable doubt as to the payment of interest or principal. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed. Nonaccrual loans are returned to accrual status when the financial position of the borrower indicates there is no longer any reasonable doubt as to the payment of principal or interest. Other real estate owned consists of property acquired through formal foreclosure, in-substance foreclosure or by deed in lieu of foreclosure.

The following table shows the principal amounts and categories of our non-performing assets at June 30, 2014 and as of December 31, 2013, 2012, 2011, 2010 and 2009.

	At June 30, 2014	At December 31,
		2013	2012	2011	2010	2009
	(dollars in thousands)
Nonaccrual loans:
Real Estate:
Construction and land development	$568	$73	$854	$1,520	$3,383	$2,841
Farmland	154	130	312	562	—	54
One- to-four-family residential	4,839	4,248	4,603	5,647	1,480	2,814
Multifamily	—	—	—	—	1,357	—
Non-farm non-residential	6,370	7,539	11,571	12,400	21,944	7,439

Total real estate	11,931	11,990	17,340	20,129	28,164	13,148

Non-Real Estate:
Agricultural	392	526	512	315	446	—
Commercial and industrial	1,874	1,946	2,831	1,986	76	830
Consumer and other:	5	23	5	20	32	205

Total Non-real estate	2,271	2,495	3,348	2,321	554	1,035

Total nonaccrual loans	14,202	14,485	20,688	22,450	28,718	14,183

Loans delinquent 90 days or more and still accruing:
Real Estate:
Construction and land development	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
One- to four-family residential	379	414	455	309	1,663	757
Multifamily	—	—	—	—	—	—
Non-farm non-residential	—	—	—	419	—	—

Total real estate	379	414	455	728	1,663	757

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer and other:	—	—	—	8	10	28

Total Non-real estate	—	—	—	8	10	28

Total loans delinquent 90 days or more and still accruing	379	414	455	736	1,673	785

Total non-performing loans	14,581	14,899	21,143	23,186	30,391	14,968

Other real estate owned and foreclosed assets:
Real Estate:
Construction and land development	143	754	1,083	1,161	231	—
Farmland	—	—	—	—	—	—
One- to-four-family residential	450	1,803	1,186	1,342	232	292
Multifamily	—	—	—	—	—	—
Non-farm non-residential	267	800	125	3,206	114	366

Total real estate	860	3,357	2,394	5,709	577	658

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—

Total non-real estate	—	—	—	—	—	—

Total other real estate owned and foreclosed assets	860	3,357	2,394	5,709	577	658

Total non-performing assets	$15,441	$18,256	$23,537	$28,895	$30,968	$15,626

Non-performing assets to total loans	2.10%	2.60%	3.74%	5.04%	5.38%	2.65%
Non-performing assets to total assets	1.05%	1.27%	1.67%	2.13%	2.73%	1.68%
Non-performing loans to total loans	1.98%	2.12%	3.36%	4.05%	5.28%	2.54%

For the six months ended June 30, 2014 and for the year ended December 31, 2013, gross interest income which would have been recorded had the non-performing loans been current in accordance with their original terms amounted to $0.6 million and $1.0 million, respectively. We recognized $0.1 million and $0.2 million of interest income on such loans during the six months ended June 30, 2014 and the year ended December 31, 2013, respectively.

Non-performing assets were $15.4 million, or 1.05%, of total assets at June 30, 2014, compared to $18.3 million, or 1.27%, of total assets at December 31, 2013, which represented a decrease in non-performing assets of $2.8 million. The decrease in non-performing assets occurred primarily as a result of a decrease in other real estate owned from $3.4 million at December 31, 2013 to $0.9 million at June 30, 2014, which was attributable to the sale of foreclosed residential and commercial real estate properties.

At June 30, 2014, our largest non-performing assets were comprised of the following nonaccrual loans: (1) a commercial real estate loan with a balance of $2.9 million secured by a hotel in Louisiana; (2) a commercial and industrial loan with a balance of $1.7 million secured by equipment, which has a USDA government guarantee for $1.4 million; and (3) a commercial real estate loan with a balance of $0.9 million secured by two non-owner occupied commercial properties.

Non-performing assets were $18.3 million, or 1.27% of total assets at December 31, 2013, compared to $23.5 million, or 1.67% of total assets at December 31, 2012. This represented a decrease in non-performing assets of $5.3 million. Non-performing assets decreased due to a decrease of $6.2 million in total non-performing loans, which was offset by an increase of $1.0 million in other real estate owned. The decrease in our non-performing loans was primarily as a result of a $2.8 million non-accruing commercial real estate loan secured by a hotel returning to accrual status during 2013 due to the borrower’s exit from bankruptcy and satisfactory payment performance under the terms of the loan, and charge-offs totaling $3.0 million primarily related to loans secured by non-farm non-residential properties, accounts receivable, inventory and equipment. Other real estate owned increased by $1.0 million to $3.4 million at December 31, 2013 due to the foreclosure of commercial real estate that served as collateral to a non-farm non-residential loan, which totaled $0.7 million at December 31, 2013.

Troubled Debt Restructuring. Another category of assets which contribute to our credit risk is troubled debt restructurings (“TDRs”). A TDR is a loan for which a concession has been granted to the borrower due to a deterioration of the borrower’s financial condition. Such concessions may include reduction in interest rates, deferral of interest or principal payments, principal forgiveness and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. We strive to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before such loan reaches nonaccrual status. In evaluating whether to restructure a loan, management analyzes the long-term financial condition of the borrower, including guarantor and collateral support, to determine whether the proposed concessions will increase the likelihood of repayment of principal and interest. TDRs that are not performing in accordance with their restructured terms and are either contractually 90 days past due or placed on nonaccrual status are reported as non-performing loans. Our policy provides that nonaccrual TDRs are returned to accrual status after a period of satisfactory and reasonable future payment performance under the terms of the restructuring. Satisfactory payment performance is generally no less than six consecutive months of timely payments and demonstrated ability to continue to repay.

The following is a summary of loans restructured as TDRs at June 30, 2014, December 31, 2013 and December 31, 2012:

	At June 30 2014	At December 31
		2013	2012
	(dollars in thousands)
TDRs:
In compliance with modified terms	$3,006	$3,006	$14,656
Past due 30 through 89 days and still accruing	—	—	—
Past due 90 days and greater and still accruing	—	—	—
Nonaccrual	230	230	221
Restructured loans that subsequently defaulted	—	—	1,753

Total TDRs	$3,236	$3,236	$16,630

At June 30, 2014, the outstanding balance of our TDRs did not change from December 31, 2013. At June 30, 2014, we had two outstanding TDRs: (1) a $3.0 million non-farm non-residential loan secured by commercial real estate; and (2) a $0.2 million non-farm non-residential loan secured primarily by commercial real estate. The restructuring of these loans were related to interest rate or amortization concessions.

TDRs decreased to $3.2 million at December 31, 2013 compared to $16.6 million at December 31, 2012. The decrease in TDRs in 2013 was primarily due to a $1.8 million one- to four-family residential loan that was foreclosed and was reclassified as other real estate owned in 2013 and a $11.6 million decrease in our accruing TDRs, which were reclassified in 2013 due to their performance and return to their original market terms, which was partially offset by a $0.1 million increase in our nonaccrual TDRs.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the FDIC to be of lesser quality, as “substandard,” “doubtful” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified as “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific allowance for loan losses is not warranted. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as “special mention” by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover losses that were both probable and reasonable to estimate. General allowances represent allowances which have been established to cover accrued losses associated with lending activities that were both probable and reasonable to estimate, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific allowances.

In connection with the filing of our periodic regulatory reports and in accordance with our classification of assets policy, we continuously assess the quality of our loan portfolio and we regularly review the problem loans in our loan portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the “watch list” initially because of emerging financial weaknesses even though the loan is currently performing as agreed, or delinquency status, or if the loan possesses weaknesses although currently performing. Management reviews the status of our loan portfolio delinquencies, by product types, with the full board of directors on a monthly basis. Individual classified loan relationships are discussed as warranted. If a loan deteriorates in asset quality, the classification is changed to “special mention,” “substandard,” “doubtful” or “loss” depending on the circumstances and the evaluation. Generally, loans 90 days or more past due are placed on nonaccrual status and classified “substandard.”

We also employ a risk grading system for our loans to help assure that we are not taking unnecessary and/or unmanageable risk. The primary objective of the loan risk grading system is to establish a method of assessing credit risk to further enable management to measure loan portfolio quality and the adequacy of the allowance for loan losses. Further, we contract with an external loan review firm to complete a credit risk assessment of the loan portfolio on a regular basis to help determine the current level and direction of our credit risk. The external loan review firm communicates the results of their findings to the Bank’s audit committee. Any material issues discovered in an external loan review are also communicated to us immediately.

The following table sets forth our amounts of classified loans and loans designated as special mention at June 30, 2014, December 31, 2013, 2012 and 2011. Classified assets totaled $35.8 million at June 30, 2014, and included $14.6 million of non-performing loans.

	At June 30, 2014	At December 31,
		2013	2012	2011
	(dollars in thousands)
Classification of Loans:
Substandard	$35,796	$39,856	$58,781	$61,048
Doubtful	—	—	—	—

Total Classified Assets	$35,796	$39,856	$58,781	$61,048

Special mention	$33,246	$21,327	$28,172	$2,360

The decrease in classified assets at June 30, 2014 as compared to December 31,2013 was due to a $4.1 million decrease in substandard loans. Substandard loans at June 30, 2014 consisted of $19.3 million in non-farm non-residential, $9.7 million in one- to four-family residential, $4.4 million in construction and land development, $1.3 million in multi-family and the remaining $1.1 million comprised of farm land, commercial and industrial and consumer loans.

Allowance for Loan Losses

The allowance for loan losses is maintained to absorb potential losses in the loan portfolio. The allowance is increased by the provision for loan losses offset by recoveries of previously charged-off loans and is decreased by loan charge-offs. The provision is a charge to current expense to provide for current loan losses and to maintain the allowance commensurate with management’s evaluation of the risks inherent in the loan portfolio. Various factors are taken into consideration when determining the amount of the provision and the adequacy of the allowance. These factors include but are not limited to:

•	past due and non-performing assets;

•	specific internal analysis of loans requiring special attention;

•	the current level of regulatory classified and criticized assets and the associated risk factors with each;

•	changes in underwriting standards or lending procedures and policies;

•	charge-off and recovery practices;

•	national and local economic and business conditions;

•	nature and volume of loans;

•	overall portfolio quality;

•	adequacy of loan collateral;

•	quality of loan review system and degree of oversight by our board of directors;

•	competition and legal and regulatory requirements on borrowers;

•	examinations of the loan portfolio by federal and state regulatory agencies and examinations; and

•	review by our internal loan review department and independent accountants.

The data collected from all sources in determining the adequacy of the allowance is evaluated on a regular basis by management with regard to current national and local economic trends, prior loss history, underlying collateral values, credit concentrations and industry risks. An estimate of potential loss on specific loans is developed in conjunction with an overall risk evaluation of the total loan portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and impaired. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Also, a specific reserve is allocated for our syndicated loans, including shared national credits. The general component covers non-classified loans and special mention loans and is based on historical loss experience for the past three years adjusted for qualitative factors described above. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The allowance for losses was $8.4 million at June 30, 2014, down from $10.4 million at December 31, 2013 and $10.3 million at December 31, 2012.

The balance in the allowance for loan losses is principally influenced by the provision for loan losses and by net loan loss experience. Additions to the allowance are charged to the provision for loan losses. Losses are charged to the allowance as incurred and recoveries on losses previously charged to the allowance are credited to the allowance at the time recovery is collected. The table below reflects the activity in the allowance for loan losses for the periods indicated.

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(dollars in thousands)
Balance at beginning of period	$10,355	$10,342	$10,342	$8,879	$8,317	$7,919	$6,482

Charge-offs:
Real Estate:
Construction and land development	(1,032)	(233)	(233)	(65)	(1,093)	(5)	(448)
Farmland	—	—	(31)	—	(144)	—	—
One- to four-family residential	(182)	(161)	(220)	(1,409)	(1,613)	(1,534)	(564)
Multifamily	—	—	—	(187)	—	—	—
Non-farm non-residential	(1,264)	(947)	(1,148)	(459)	(5,193)	(235)	(586)

Total real estate	(2,478)	(1,341)	(1,632)	(2,120)	(8,043)	(1,774)	(1,598)

Non-Real Estate:
Agricultural	(2)	(21)	(41)	(49)	(23)	—	—
Commercial and industrial	(149)	(679)	(1,098)	(809)	(1,638)	(3,395)	(678)
Consumer and other:	(157)	(124)	(262)	(473)	(653)	(444)	(603)

Total non-real estate	(308)	(824)	(1,401)	(1,331)	(2,314)	(3,839)	(1,281)

Total charge-offs	(2,786)	(2,165)	(3,033)	(3,451)	(10,357)	(5,613)	(2,879)
Recoveries:
Real Estate:
Construction and land development	2	1	10	15	1	1	1
Farmland	—	61	140	1	—	—	1
One- to four-family residential	38	28	49	35	118	11	15
Multifamily	28	—	—	—	—	—	—
Non-farm non-residential	8	2	8	116	13	30	—

Total real estate	76	92	207	167	132	42	17

Non-Real Estate:
Agricultural	1	3	5	1	2	—	—
Commercial and industrial	10	57	71	329	371	164	28
Consumer and other:	102	144	243	283	227	151	116

Total non-real estate	113	204	319	613	600	315	144

Total recoveries	189	296	526	780	732	357	161

Net (charge-offs) recoveries	(2,597)	(1,869)	(2,507)	(2,671)	(9,625)	(5,256)	(2,718)
Provision for loan losses	657	1,704	2,520	4,134	10,187	5,654	4,155

Balance at end of period	$8,415	$10,177	$10,355	$10,342	$8,879	$8,317	$7,919

Ratios:
Net loan charge-offs to average loans (annualized for June periods)	0.73%	0.58%	0.38%	0.45%	1.65%	0.87%	0.45%
Net loan charge-offs to loans at end of period	0.35%	0.27%	0.36%	0.42%	1.68%	0.91%	0.46%
Allowance for loan losses to loans at end of period	1.14%	1.48%	1.47%	1.64%	1.55%	1.44%	1.34%
Net loan charge-offs to allowance for loan losses (annualized for June periods)	30.86%	18.36%	24.21%	25.83%	108.40%	63.20%	34.32%
Net loan charge-offs to provision charged to expense	395.28%	109.68%	99.48%	64.61%	94.48%	92.96%	65.42%

A provision for loan losses of $0.7 million was made during the six months ended June 30, 2014 as compared to $1.7 million for the same period in 2013. The provisions made in the first six months of 2014 were taken to provide for current loan losses and to maintain the allowance proportionate to risks inherent in the loan portfolio.

Total charge-offs were $2.8 million during the six months ended June 30, 2014 as compared to $2.2 million for the same period in 2013. Recoveries totaled $0.2 million for the six months ended June 30, 2014 and $0.3 million during the same period in 2013. Comparing the six months ended June 30, 2014 to the six months ended June 30, 2013, the decline in the allowance was attributed to charge-offs related to impaired loans that had existing specific reserves, as well improvement in the credit quality of the loan portfolio. The impaired loan portfolio did not suffer additional declines in estimated fair value requiring additional provisions. The credit quality improvements were across most loan portfolio types with the largest improvement in non-farm non-residential loans, commercial and industrial loans, and construction and land development.

The charged-off loan balances for the six months ended June 30, 2014 were concentrated in three loan relationships which totaled $2.2 million, or 78.6% of the total charged-off amount. The details of the $2.8 million in charged-off loans were as follows:

•

We charged-off $1.0 million for a commercial and industrial loan that we reclassified as a non-farm non-residential loan as a result of the failure of a financial insurance business. The loan had a balance of $1.4 million with a specific reserve of $0.8 million at December 31, 2013. Analysis of the credit indicated that the loan balance should be charged down to the estimated collateral value of the commercial real estate.

•

We charged-off $0.6 million on a non-farm non-residential loan secured by a hotel. The nonaccrual loan had further deterioration in collateral value which required the additional write down and is in the process of foreclosure.

•

We charged-off approximately $0.6 million on a second non-farm non-residential loan secured by a hotel, of which $0.4 million was an existing specific reserve. This loan is in nonaccrual status and has a balance of $2.9 million at June 30, 2014.

•	The remaining $0.6 million of charge-offs for the first six months of 2014 were comprised of smaller loans and overdrawn deposit accounts.

For the year ended December 31, 2013, a provision of $2.5 million was made as compared to $4.1 million for 2012. The provisions were taken to provide for current loan losses and to maintain the allowance proportionate to risks inherent in the loan portfolio. During 2013, we had improvement in the credit quality of our loan portfolio as a result of decreases in non-performing assets, charge-offs, provision for loan losses, and 30-to-89 day past due loans. Our non-performing assets were $18.3 million at December 31, 2013 compared to $23.5 million at December 31, 2012, a decrease of $5.3 million. Charge-offs were $3.0 million for 2013 compared to $3.5 million for 2012. Loans past due 30-to-89 days decreased $2.7 million from $6.7 million at December 31, 2012 to $4.0 million at December 31, 2013. We attribute the improvement in these metrics due to general improvement in our non-performing loans and improvement of the local economy, and also a decrease in our special mention and substandard loans as classified by our internal rating risk process.

Allocation of Allowance for Loan Losses. The following tables set forth the allowance for loan losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance for losses in other categories.

	At June 30, 2014			At December 31, 2013
	Allowance for Loan Losses	Percent of Allowance to Total Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance to Total Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(dollars in thousands)
Real Estate:
Construction and land development	$441	5.3%	6.7%	$1,530	14.8%	6.7%
Farmland	20	0.2%	1.9%	17	0.2%	1.4%
One- to four-family residential	1,576	18.7%	14.9%	1,974	19.1%	14.7%
Multifamily	424	5.0%	1.8%	376	3.6%	2.0%
Non-farm non-residential	3,272	38.9%	46.7%	3,607	34.8%	47.7%

Non-Real Estate:
Agricultural	38	0.5%	3.8%	46	0.4%	3.1%
Commercial and industrial	1,851	22.0%	21.2%	2,176	21.0%	21.4%
Consumer and other:	188	2.2%	3.0%	208	2.0%	3.0%
Unallocated	605	7.2%	—%	421	4.1%	—%

Total allowance	$8,415	100.0%	100.0%	$10,355	100.0%	100.0%

	At December 31,
	2012			2011
	Allowance for Loan Losses	Percent of Allowance to Total Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance to Total Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(dollars in thousands)
Real Estate:
Construction and land development	$1,098	10.6%	7.1%	$1,002	11.3%	13.7%
Farmland	50	0.5%	1.8%	65	0.7%	2.0%
One- to four-family residential	2,239	21.7%	13.8%	1,917	21.6%	15.6%
Multifamily	284	2.7%	2.4%	780	8.8%	2.9%
Non-farm non-residential	3,666	35.4%	49.6%	2,980	33.6%	46.8%

Non-Real Estate:
Agricultural	64	0.6%	2.9%	125	1.4%	3.0%
Commercial and industrial	2,488	24.1%	18.6%	1,407	15.8%	11.9%
Consumer and other:	233	2.3%	3.8%	314	3.5%	4.1%
Unallocated	220	2.1%	—%	289	3.3%	—%

Total allowance	$10,342	100.0%	100.0%	$8,879	100.0%	100.0%

Investment Securities

Investment securities at June 30, 2014 totaled $674.1 million, an increase of $39.6 million, or 6.2%, compared to $634.5 million at December 31, 2013 due to the deployment of surplus cash into short term investments and the purchase of approximately $21.0 million in municipal securities. Our investment securities portfolio decreased $24.7 million, or 3.8%, to $634.5 million at December 31, 2013 from $659.2 million at December 31, 2012 due to the need to fund growth in the loan portfolio.

Our investment securities portfolio is comprised of both available-for-sale securities and securities that we intend to hold to maturity. We purchase securities for our investment portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk and to meet pledging requirements for public funds and borrowings. In particular, our held-to-maturity securities portfolio is used as collateral for our public funds deposits.

The securities portfolio consisted principally of U.S. Government and Government agency securities, agency mortgage-backed securities, corporate debt securities and municipal bonds. U.S. government agencies consist of FHLB, Federal Farm Credit Bank (“FFCB”), Freddie Mac and Fannie Mae obligations. Mortgage backed securities that we purchase are issued by Freddie Mac and Fannie Mae. Management monitors the securities portfolio for both credit and interest rate risk. We generally limit the purchase of corporate securities to individual issuers to manage concentration and credit risk. Corporate securities generally have a maturity of 10 years or less. U.S. Government securities consist of U.S. Treasury bills that have maturities of less than 30 days. Government agency securities generally have maturities of 15 years or less. Agency mortgage backed securities have stated final maturities of 15 to 20 years.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	At June 30,		At December 31,
	2014		2013		2012
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(dollars in thousands)
Available-for-sale:
U.S. Treasuries	$24,000	$24,000	$36,000	$36,000	$20,000	$20,000
U.S. Government Agencies	333,176	326,927	302,816	286,699	392,616	393,089
Corporate and other debt securities	136,210	141,244	142,580	144,481	159,488	167,111
Mutual funds or other equity securities	564	563	564	556	564	587
Municipal bonds	35,977	36,347	16,091	16,475	18,481	19,513

Total securities available-for-sale	$529,927	$529,081	$498,051	$484,211	$591,149	$600,300

Held-to-maturity:
U.S. Government Agencies	$84,475	$81,825	$86,927	$80,956	$58,943	$58,939
Mortgage-backed securities	60,572	59,864	63,366	60,686	—	—

Total securities held-to-maturity	$145,047	$141,689	$150,293	$141,642	$58,943	$58,939

Our available-for-sale securities portfolio totaled $529.1 million at June 30, 2014, an increase of $44.9 million, or 8.5%, compared to $484.2 million at December 31, 2013. The increase was primarily due to the purchase of $21.0 million in municipal bonds and the purchase of short-term obligations issued by U.S. Government Agencies to reduce our surplus of cash and increase the yield of our interest-earning assets. Available-for-sale securities decreased $116.1 million, or 19.3%, to $484.2 million at December 31, 2013 compared to $600.3 million at December 31, 2012. The decrease was primarily due to the reduction in securities purchased and classified as available-for-sale during 2013 and normal pay-downs. The reduction in available-for-sale securities purchases was made in order to reduce interest rate risk.

Our held-to-maturity securities portfolio had an amortized cost of $145.0 million at June 30, 2014, a decrease of $5.3 million, or 3.5%, compared to $150.3 million at December 31, 2013. The decrease was primarily due to the amortization of our mortgage-backed securities. The amortized cost of our held-to-maturity securities portfolio increased $91.4 million, or 155.0%, to $150.3 million at December 31, 2013 compared to $58.9 million at December 31, 2012. The increase was primarily due to increased purchases of investment securities classified as held-to-maturity, including $66.0 million in mortgage-backed securities purchased during the second quarter of 2013 in order to reduce interest rate risk and to collateralize public funds deposits.

At June 30, 2014, the U.S Government and Government agency securities and municipal bonds qualified as securities available to collateralize repurchase agreements and public funds. Securities pledged totaled $509.7 million at June 30, 2014 and $503.1 million at December 31, 2013.

During the second quarter of 2013, we diversified our investment portfolio with agency mortgage backed securities as a strategy to increase cash flow and manage interest rate risk. A total of $66.0 million in mortgage backed securities were purchased and classified as held-to-maturity. These securities have a forecasted average life of five to seven years and are used to collateralize public funds deposits. We have the intent and ability to hold these securities to maturity. As of June 30, 2014, the balance of agency mortgage backed securities was $60.6 million.

The following table sets forth the stated maturities and weighted average yields of our investment securities at June 30, 2014.

	At June 30, 2014
	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(dollars in thousands)
Available-for-Sale:
U.S Treasuries	$24,000	—%	$—	—%	$—	—%	$—	—%
U.S. Government Agencies	—	—%	178,147	0.9%	119,772	1.8%	29,008	2.6%
Corporate and other debt securities	11,110	2.4%	62,709	3.3%	63,460	3.9%	3,965	4.6%
Mutual funds or other equity securities	—	—%	—	—%	—	—%	563	0.0%
Municipal bonds	905	0.8%	4,021	1.3%	6,283	3.2%	25,138	3.0%

Total securities available-for-sale	$36,015	0.7%	$244,877	1.5%	$189,515	2.5%	$58,674	2.9%

Held-to-Maturity:
U.S. Government Agencies	$—	—%	$5,000	1.4%	$79,475	1.7%	$—	—%
Mortgage-backed securities	—	—%	—	—%	—	—%	60,572	2.2%
Corporate and other debt securities	—	—%	—	—%	—	—%	—	—%

Total securities held-to-maturity	$—	—%	$5,000	1.4%	$79,475	1.7%	$60,572	2.2%

At June 30, 2014, $36.0 million, or 5.3%, of the securities portfolio was scheduled to mature in less than one year. Securities, not including mortgage-backed securities, with contractual maturity dates over 10 years totaled $58.7 million, or 8.7%, of the total portfolio. The weighted average contractual maturity of the securities portfolio was 5.1 years at June 30, 2014 compared to 5.7 years at December 31, 2013. We attribute the decrease in contractual maturity from December 31, 2013 to June 30, 2014 to our plan to continually shorten the maturity of the investment portfolio to reduce interest rate risk. The average maturity of the securities portfolio is affected by call options that may be exercised by the issuer of the securities and are influenced by market interest rates. Prepayments of mortgages that collateralize mortgage-backed securities also affect the maturity of the securities portfolio. Based on internal forecasts at June 30, 2014, we believe that the securities portfolio has a forecasted weighted average life of approximately 4.8 years based on the current interest rate environment. A parallel interest rate shock of 400 basis points is forecasted to increase the weighted average life of the portfolio to approximately 5.4 years.

At June 30, 2014, the following table identifies the issuers, and the aggregate amortized cost and aggregate fair value of the securities of such issuers that exceeded 10% of our total shareholders’ equity:

	At June 30, 2014
	Amortized Cost	Fair Value
	(dollars in thousands)
U.S. Treasuries	$24,000	$24,000
FHLB	157,598	153,789
Freddie Mac	62,852	61,706
Fannie Mae	116,859	114,473
Federal Farm Credit Bank	140,913	138,648

Total	$502,222	$492,616

Deposits

Managing the mix and pricing the maturities of deposit liabilities is an important factor affecting our ability to maximize our net interest margin. The strategies used to manage interest-bearing deposit liabilities are designed to adjust as the interest rate environment changes. We regularly assess our funding needs, deposit pricing and interest rate outlooks. From December 31, 2013 to June 30, 2014, total deposits increased $25.0 million, or 1.9%, to $1.3 billion. Time deposits increased $23.6 million, or 3.7%, to $665.6 million at June 30, 2014 compared to $642.0 million at December 31, 2013. The majority of the increase in time deposits was associated with a new public funds deposit. Noninterest-bearing demand deposits decreased $2.4 million from December 31, 2013 to June 30, 2014. Interest-bearing demand deposits stayed relatively constant when comparing June 30, 2014 to December 31, 2013. At June 30, 2014, we had $21.0 million in brokered deposits.

Total deposits increased $50.5 million, or 4.0%, to $1.3 billion at December 31, 2013 from the same time in 2012. In 2013, noninterest-bearing demand deposits increased $12.1 million, interest-bearing demand deposits increased $42.5 million and savings deposits increased $2.4 million. Time deposits decreased $6.4 million, or 1.0%, from December 31, 2012. The increase in total deposits was principally due to an increase of $33.0 million in public funds deposits. Public funds deposits totaled $515.6 million, or 39.6%, of total deposits at December 31, 2013. At December 31, 2012, public funds deposits represented 37.6% of total deposits with a balance of $470.5 million. We believe public funds deposits are a low cost source of funds that are relatively stable. These deposits will continue to be a significant portion of our deposit base in the near term.

As we seek to strengthen our net interest margin and improve our earnings, attracting core noninterest-bearing deposits will be a primary emphasis. Management will continue to evaluate and update our product mix in its efforts to attract additional core customers. We currently offer a number of noninterest-bearing deposit products that are competitively priced and designed to attract and retain customers with primary emphasis on core deposits.

The following table sets forth the distribution of deposit accounts, by account type, for the dates indicated.

	For the Six Months Ended June 30, 2014			For the Year Ended December 31, 2013
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(dollars in thousands)
Noninterest-bearing demand	$193,886	14.9%	—%	$196,589	15.8%	—%
Interest-bearing demand	397,409	30.5%	0.4%	334,573	26.8%	0.4%
Savings	68,109	5.2%	0.1%	64,639	5.2%	0.1%
Time	642,832	49.4%	1.2%	650,540	52.2%	1.5%

Total deposits	$1,302,236	100.0%	0.7%	$1,246,341	100.0%	0.9%

	For the Years Ended December 31
	2012			2011
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(dollars in thousands)
Noninterest-bearing demand	$175,979	14.6%	—%	$149,523	13.6%	—%
Interest-bearing demand	302,207	25.1%	0.5%	221,053	20.0%	0.4%
Savings	59,899	5.0%	0.1%	53,043	4.8%	0.1%
Time	664,529	55.3%	1.7%	679,736	61.6%	2.1%

Total deposits	$1,202,614	100.0%	1.1%	$1,103,355	100.0%	1.4%

At June 30, 2014, public funds deposits totaled $545.3 million compared to $515.6 million at December 31, 2013. We have developed a program for the retention and management of public funds deposits. Since 2007, we have maintained public funds deposits in excess of $175.0 million. These deposits are from local government entities such as school districts, hospital districts, sheriff departments and other municipalities. $430.7 million of these accounts at June 30, 2014 are under contracts with terms of three years or less. Three of these relationships account for 40% of our total public funds deposits, each of which is currently under contract with us. Public funds deposit accounts are collateralized by FHLB letters of credit and by eligible government and government agency securities such as those issued by the FHLB, FFCB, Fannie Mae, and Freddie Mac.

The following table sets forth our public funds as a percent of total deposits.

	June 30, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
	(dollars in thousands)
Total public funds	$545,281	$515,578	$470,498	$431,905	$356,153
Total deposits	1,328,081	1,303,099	1,252,612	1,207,302	1,007,383
Total public funds as a percent of total deposits	41.1%	39.6%	37.6%	35.8%	35.4%

At June 30, 2014, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $468.3 million. At June 30, 2014, approximately $243.9 million of our certificates of deposit had a remaining term greater than one year.

The following table sets forth the maturity of the total certificates of deposit greater than or equal to $100,000 at June 30, 2014.

At June 30, 2014
(dollars in thousands)
Due in one year or less	$320,311
Due after one year through three years	118,660
Due after three years	29,345

Total certificates of deposit greater than or equal to $100,000	$468,316

Borrowings

We maintain borrowing relationships with other financial institutions as well as the FHLB on a short and long-term basis to meet liquidity needs. At June 30, 2014, short-term borrowings totaled $1.8 million, a decrease of $4.0 million as compared to $5.8 million at December 31, 2013. The decrease in short-term borrowings was due to the pay-off of $4.0 million in remaining repurchase agreements during the six months ended June 30, 2014. We no longer maintained overnight repurchase agreements at June 30, 2014.

The average amount of total short-term borrowings for the six months ended June 30, 2014 totaled $1.8 million, compared to $13.0 million for the six months ended June 30, 2013. At June 30, 2014, we had $110.0 million in FHLB letters of credit outstanding obtained solely for collateralizing public deposits.

Short-term borrowings decreased $9.0 million to $5.8 million at December 31, 2013 from $14.7 million at December 31, 2012. Short-term borrowings were used to manage liquidity on a daily or otherwise short-term basis. The short-term borrowings at December 31, 2013 were comprised of repurchase agreements totaling $4.0 million and a line of credit of $2.5 million, with an outstanding balance of $1.8 million, with Premier Bank, of which Mr. Reynolds serves as Chairman of Premier Financial Bancorp, Inc., the bank holding company of Premier Bank. Overnight repurchase agreement balances were monitored daily for sufficient collateralization.

The following table sets forth information concerning balances and interest rates on our borrowings at the dates and for the periods indicated.

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2014	2013	2013	2012	2011
	(dollars in thousands)
Balance at end of period	$1,800	$29,385	$5,788	$14,746	$12,223
Maximum month-end outstanding balance	22,356	29,385	57,302	31,850	22,493
Average daily outstanding balance	9,870	17,134	21,387	14,560	11,030
Weighted average interest rate at end of period	4.34%	0.75%	0.98%	0.25%	0.18%
Average interest rate during period	1.18%	0.74%	1.51%	0.75%	0.21%

First Guaranty Bancshares had long-term borrowings totaling $1.8 million at June 30, 2014 from Premier Bank, an increase of $1.3 million, as compared to $0.5 million at December 31, 2013. The increase in long-term borrowings was for the purchase of a preferred equity security. Long-term borrowings decreased to $0.5 million at December 31, 2013 from $1.1 million at December 31, 2012. The decrease was the result of normal principal payments.

Total Shareholders’ Equity

Total shareholders’ equity increased to $135.2 million at June 30, 2014 from $123.4 million at December 31, 2013. The increase in total shareholders’ equity was principally the result of a reduction in the balance of the accumulated other comprehensive loss from $9.1 million at December 31, 2013 to $0.6 million at June 30, 2014. The reduction was due to an $8.6 million decrease in net unrealized mark to market losses on available for sale securities (after taxes) as a result of a decline in market interest rates. Total shareholders’ equity also increased due to net income of $5.5 million during the six month period ended June 30, 2014, partially offset by $2.0 million in cash dividends paid on our common stock and $0.2 million in dividends paid on our preferred stock issued to Treasury in connection with our participation in the SBLF. We are at the contractual minimum dividend rate of 1.0% on our SBLF capital.

Total shareholders’ equity decreased $10.8 million, or 8.0%, to $123.4 million at December 31, 2013 from $134.2 million at December 31, 2012. The decrease in total shareholders’ equity was attributable to the market valuation change of the available for sale securities portfolio from an unrealized gain to an unrealized loss position. This unrealized loss was $9.1 million at December 31, 2013 compared to an unrealized gain of $6.0 million at December 31, 2012. The decrease in accumulated other comprehensive income was partially offset by an increase in retained earnings of $4.4 million. The increase in retained earnings was from 2013 net income of $9.1 million which was partially offset by dividends paid to common shareholders of $4.0 million and dividends paid on preferred stock of $0.7 million to the U.S. Treasury in connection with our participation in the SBLF.

Results of Operations

Performance Summary

Six months ended June 30, 2014 compared with six months ended June 30, 2013. Net income for the six months ended June 30, 2014 was $5.5 million, an increase of $1.3 million, or 29.2%, from $4.2 million for the six months ended June 30, 2013. Net income available to common shareholders for the six months ended June 30, 2014 was $5.3 million which was an increase of $1.6 million from $3.7 million for the same period in 2013. The increase in net income for the six months ended June 30, 2014 was primarily the result of increased loan interest income, lower interest expense and lower provision expenses. Net gains on securities for the first six months of 2014 and 2013 were $0.2 million and $1.5 million, respectively. Earnings per common share for the six months ended June 30, 2014 was $0.84 per common share, an increase of 42.4% or $0.25 per common share from $0.59 per common share for the six months ended June 30, 2013.

Year ended December 31, 2013 compared with year ended December 31, 2012. Net income for the year ended December 31, 2013 was $9.1 million, a decrease of $2.9 million or, 24.2%, from $12.1 million for the year ended December 31, 2012. In 2012, we began shortening the duration of our securities portfolio in order to mitigate risks associated with changes in market interest rates. However, shorter duration securities typically provide lower yields. As a result, interest income on the securities portfolio decreased $5.5 million for the year ended December 31, 2013 when compared to 2012. In addition, gains on securities during 2013 decreased $3.3 million to $1.6 million from $4.9 million of securities gains in 2012. The impact of these changes in our securities portfolio was mitigated by a combination of increased income on loans of $1.2 million as a result of loan growth as well as a reduction in funding costs totaling $2.0 million in 2013 when compared to 2012. In addition, the credit quality of the loan portfolio continued to improve and as a result the provision for loan losses was $2.5 million for 2013 compared to $4.1 million for 2012, a decrease of $1.6 million. Although net income for 2013 was down $2.9 million from 2012, income available to common shareholders for the year ended December 31, 2013 was $8.4 million, a decrease of only $1.7 million from 2012. This was the result of qualified loan growth that reduced the dividend rate paid on our Series C Preferred Stock to 1.0% per annum, which resulted in the payment of $0.7 million in dividends in 2013 compared to $2.0 million in 2012.

Net Interest Income

Our operating results depend primarily on our net interest income, which is the difference between interest income earned on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income. Our net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities. It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds.

A financial institution’s asset and liability structure is substantially different from that of a non-financial company, in that virtually all assets and liabilities are monetary in nature. Accordingly, changes in interest rates may have a significant impact on a financial institution’s performance. The impact of interest rate changes depends on the sensitivity to the change of our interest-earning assets and interest-bearing liabilities. The effects of the low interest rate environment in recent years and our interest sensitivity position is discussed below.

Six months ended June 30, 2014 compared with six months ended June 30, 2013. Net interest income for the first six months of 2014 and 2013 was $21.5 million and $19.2 million, respectively. The increase in net interest income for the six months ended June 30, 2014 was primarily due to the increase in the average yield of our total interest-earning assets and a decrease in the average rate of our total interest-bearing liabilities. For the six months ended June 30, 2014, the average yield on our total interest-earning assets increased by five basis points to 3.75% compared to 3.70% for the six months ended June 30, 2013, while the average balance of total interest-earning assets increased by $47.5 million to $1.4 billion for the six months ended June 30, 2014. The average rate of our total interest-bearing liabilities decreased by 25 basis points to 0.85% for the six months ended June 30, 2014 compared to 1.10% for the six months ended June 30, 2013, which was partially offset by the increase in the average balance of total interest-bearing liabilities by $55.0 million to $1.1 billion for the six months ended June 30, 2014. As a result, our net interest rate spread increased 30 basis points to 2.90% for the six months ended June 30, 2014 from 2.60% for the six months ended June 30, 2013, and our net interest margin increased 24 basis points to 3.08% for the six months ended June 30, 2014 from 2.84% for the six months ended June 30, 2013.

Year ended December 31, 2013 compared with year ended December 31, 2012. Net interest income in 2013 was $39.8 million, a decrease of $2.3 million, or 5.5%, when compared to $42.1 million in 2012. The decrease in net interest income for 2013 was primarily due to the decrease in the average yield of our total interest-earning assets. For the year ended December 31, 2013, the average yield on our total interest-earning assets decreased by 47 basis points to 3.73% compared to 4.20% for the year ended December 31, 2012. The decrease in net interest income was partially offset by the decrease in the average rate paid on our total interest-bearing liabilities which decreased by 22 basis points to 1.04% for the year ended December 31, 2013 compared to 1.26% for the year ended December 31, 2012. As a result, our net interest rate spread decreased 25 basis points to 2.69% for the year ended December 31, 2013 from 2.94% for the year ended December 31, 2012, and our net interest margin decreased 28 basis points to 2.92% for the year ended December 31, 2013 from 3.20% for the year ended December 31, 2012.

Interest Income

Six months ended June 30, 2014 compared with six months ended June 30, 2013. Interest income increased $1.2 million, or 4.8%, to $26.2 million for the six months ended June 30, 2014 primarily as a result of a $1.2 million increase in interest income on loans. The increase in interest income resulted primarily from a $47.5 million increase in the average balance of our interest-earnings assets to $1.4 billion for the six months ended June 30, 2014 as well as a five basis points increase in the average yield on our interest-earning assets to 3.75% for the six months ended June 30, 2014.

Interest income on loans increased $1.2 million, or 6.6%, to $19.5 million for the six months ended June 30, 2014 as a result of an increase in the average balance of loans, partially offset by a decrease in the average yield on loans. The average balance of loans (excluding loans held for sale) increased by $63.7 million to $711.9 million for the six months ended June 30, 2014 from $648.2 million for the six months ended June 30, 2013 as a result of new loan originations, the majority of which were owner-occupied non-farm non-residential loans and commercial and industrial loans associated with syndicated loans, including shared national credits. Partially offsetting the increase in interest income on loans was a decrease in the average yield on loans (excluding loans held for sale), which decreased by 17 basis points to 5.52% for the six months ended June 30, 2014 from 5.69% for the six months ended June 30, 2013 due to pay-offs of higher-yielding existing loans in the current low interest rate environment.

Interest income on securities increased $20,000, or 0.3%, to $6.6 million for the six months ended June 30, 2014 as a result of the increase in the average yield on securities. The average yield on securities increased by three basis points to 2.12% for the six months ended June 30, 2014 from 2.09% for the six months ended June 30, 2013 due to purchases of new higher yielding securities. The average balance of securities decreased $8.2 million to $629.6 million for the six months ended June 30, 2014 from $637.8 million for the six months ended June 30, 2013 due to securities sales, pay-downs and maturities during the period.

Year ended December 31, 2013 compared with year ended December 31, 2012. Interest income decreased $4.3 million, or 7.8%, to $50.9 million for the year ended December 31, 2013 primarily as a result of a $5.5 million decrease in interest income on securities. The decrease in interest income resulted primarily from a 47 basis points decrease in the average yield on our interest-earning assets to 3.73% for the year ended December 31, 2013.

Interest income on securities decreased $5.5 million, or 29.1%, to $13.4 million for the year ended December 31, 2013 as a result of decreases in the average yield on securities and the average balance of securities. The average yield on securities decreased by 74 basis points to 2.13% for the year ended December 31, 2013 from 2.87% for the year ended December 31, 2012 due to payoffs of higher yielding securities which were reinvested in shorter duration lower yielding securities. The average balance of securities decreased $28.9 million to $630.6 million for the year ended December 31, 2013 from $659.4 million for the year ended December 31, 2012 due to securities sales, pay-downs and maturities during 2013.

Interest income on loans increased $1.2 million, or 3.2%, to $37.3 million for the year ended December 31, 2013 as a result of an increase in the average balance of loans, partially offset by a decrease in the average yield on loans. The average balance of loans (excluding loans held for sale) during the year ended December 31, 2013 increased by $78.1 million to $667.8 million from $589.7 million for the year ended December 31, 2012 as a result of new loan originations, which were primarily owner-occupied non-farm non-residential loans and commercial and industrial loans associated with syndicated loans, including shared national credits. Partially offsetting the increase in interest income on loans was a decrease in the average yield on loans (excluding loans held for sale), which decreased by 55 basis points to 5.58% for the year ended December 31, 2013 from 6.13% for the year ended December 31, 2012 due to pay-offs of higher-yielding existing loans in the current low interest rate environment.

Interest Expense

Six months ended June 30, 2014 compared with six months ended June 30, 2013. Interest expense decreased $1.1 million, or 18.9%, to $4.7 million for the six months ended June 30, 2014 from $5.8 million for the six months ended June 30, 2013 due to a decrease in the average rate of deposits. The average rate of liabilities decreased by 25 basis points to 0.85% for the six months ended June 30, 2014 from 1.10% for the six months ended June 30, 2013 reflecting the lower interest rate environment. The average rate of time deposits decreased by 32 basis points during the six months ended June 30, 2014 to 1.23%, reflecting downward repricing of our deposits, in the continued low interest rate environment. The average balance of interest-bearing deposits increased by $62.4 million during the six months ended June 30, 2014 to $1.1 billion as a result of a $69.9 million increase in the average balance of core deposits, which was partially offset by a $7.6 million decrease in the average balance of time deposits.

Year ended December 31, 2013 compared with year ended December 31, 2012. Interest expense decreased $2.0 million, or 15.1%, to $11.1 million for the year ended December 31, 2013 from $13.1 million for the year ended December 31, 2012 due to a decrease in the average rate of deposits. The average rate of liabilities decreased by 22 basis points to 1.04% for the year ended December 31, 2013 from 1.26% for the year ended December 31, 2012 reflecting the lower interest rate environment. The average rate of time deposits decreased by 25 basis points during the year ended December 31, 2013 to 1.49%, reflecting downward repricing of our deposits, in the continued low interest rate environment. The average balance of interest-bearing deposits increased by $23.1 million during the year ended December 31, 2013 to $1.0 billion as a result of a $37.1 million increase in the average balance of core deposits, which was partially offset by a $14.0 million decrease in the average balance of time deposits.

During the six months ended June 30, 2014 and the year ended December 31, 2013, the lower cost of our deposits and the change in the mix of our deposits were primarily due to the repricing of our time deposits that were offered to customers through our local marketing campaign in 2010 to diversify our deposit base. These time deposits primarily matured in 2012, which allowed us to lower the costs of our time deposits by repricing our time deposits to lower interest rates which we anticipate continuing in 2014.

Average Balances and Yields. The following tables set forth average balance sheet balances, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. Loans, net of unearned income, include loans held for sale. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

The net interest income yield presented below is calculated by dividing net interest income by average interest-earning assets and is a measure of the efficiency of the earnings from the balance sheet activities. It is affected by changes in the difference between interest on interest-earning assets and interest-bearing liabilities and the percentage of interest-earning assets funded by interest-bearing liabilities.

	For the Six Months Ended June 30,
	2014			2013
	Average Outstanding Balance	Interest	Average Yield/ Rate	Average Outstanding Balance	Interest	Average Yield/ Rate
	(dollars in thousands)
Assets:
Interest-earning assets:
Interest-earning deposits with banks(1)	$67,283	$81	0.24%	$73,166	$91	0.25%
Securities (including FHLB stock)	629,591	6,624	2.12%	637,824	6,604	2.09%
Federal funds sold	334	—	—%	2,311	1	0.09%
Loans held for sale	—	—	—%	147	—	—
Loans, net of unearned income	711,915	19,485	5.52%	648,197	18,285	5.69%

Total interest-earning assets	1,409,123	26,190	3.75%	1,361,645	24,981	3.70%

Noninterest-earning assets:
Cash and due from banks	9,471			9,451
Premises and equipment, net	19,542			19,543
Other assets	8,278			7,273

Total assets	$1,446,414			$1,397,912

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Demand deposits	$397,409	$683	0.35%	$331,453	$682	0.41%
Savings deposits	68,109	16	0.05%	64,119	25	0.08%
Time deposits	642,832	3,925	1.23%	650,389	4,991	1.55%
Borrowings	8,767	58	1.33%	16,152	75	0.93%

Total interest-bearing liabilities	1,117,117	4,682	0.85%	1,062,113	5,773	1.10%

Noninterest-bearing liabilities
Demand deposits	193,886			195,603
Other	4,595			5,530

Total liabilities	1,315,598			1,263,246
Shareholders’ equity	130,816			134,666

Total liabilities and shareholders’ equity	$1,446,414			$1,397,912

Net interest income		$21,508			$19,208

Net interest rate spread(2)			2.90%			2.60%
Net interest-earning assets(3)	$292,006			$299,532
Net interest margin(4)			3.08%			2.84%
Average interest-earning assets to interest-bearing liabilities			126.14%			128.20%

(continued on next page)

	For the Years Ended December 31,
	2013			2012			2011
	Average Outstanding Balance	Interest	Average Yield/ Rate	Average Outstanding Balance	Interest	Average Yield/ Rate	Average Outstanding Balance	Interest	Average Yield/ Rate
	(dollars in thousands)
Assets:
Interest-earning assets:
Interest-earning deposits with banks(1)	$63,417	$157	0.25%	$46,188	$92	0.20%	$29,733	$50	0.17%
Securities (including FHLB stock)	630,586	13,439	2.13%	659,440	18,949	2.87%	555,808	19,691	3.54%
Federal funds sold	1,738	1	0.06%	19,397	10	0.05%	23,172	19	0.08%
Loans held for sale	119	—	—%	209	8	3.83%	199	10	5.03%
Loans, net of unearned income	667,814	37,289	5.58%	589,735	36,136	6.13%	582,488	34,839	5.98%

Total interest-earning assets	1,363,674	50,886	3.73%	1,314,969	55,195	4.20%	1,191,400	54,609	4.58%

Noninterest-earning assets:
Cash and due from banks	9,219			10,275			9,418
Premises and equipment, net	19,681			19,787			17,893
Other assets	8,216			12,482			11,876

Total assets	$1,400,790			$1,357,513			$1,230,587

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Demand deposits	$334,573	$1,262	0.38%	$302,207	$1,383	0.46%	$221,053	$920	0.42%
Savings deposits	64,639	41	0.06%	59,899	55	0.09%	53,043	50	0.09%
Time deposits	650,540	9,682	1.49%	664,529	11,560	1.74%	679,736	13,962	2.05%
Borrowings	19,286	149	0.77%	16,508	122	0.74%	12,742	186	1.46%

Total interest-bearing liabilities	1,069,038	11,134	1.04%	1,043,143	13,120	1.26%	966,574	15,118	1.56%

Noninterest-bearing liabilities
Demand deposits	196,589			175,979			149,523
Other	5,110			6,400			6,169

Total liabilities	1,270,737			1,225,522			1,122,266
Shareholders’ equity	130,053			131,991			108,321

Total Liabilities and Shareholders’ equity	$1,400,790			$1,357,513			$1,230,587

Net interest income		$39,752			$42,075			$39,491

Net interest rate spread(2)			2.69%			2.94%			3.02%
Net interest-earning assets(3)	$294,636			$271,826			$224,826
Net interest margin(4)			2.92%			3.20%			3.31%
Average interest-earning assets to interest-bearing liabilities			127.56%			126.06%			123.26%

(1)	Includes Federal Reserve balances reported in cash and due from banks on the consolidated balance sheets.
(2)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

Volume/Rate Analysis. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods indicated. The table distinguishes between: (1) changes attributable to volume (changes in volume multiplied by the prior period’s rate); (2) changes attributable to rate (change in rate multiplied by the prior period’s volume) and (3) total increase (decrease) (the sum of the previous columns). Changes attributable to both volume and rate are allocated ratably between the volume and rate categories.

	For the Six Months Ended June 30, 2014 vs. 2013			For the Years Ended December 31, 2013 vs. 2012			For the Years Ended December 31, 2012 vs. 2011
	Increase (Decrease) due to		Total Increase (Decrease)	Increase (Decrease) due to		Total Increase (Decrease)	Increase (Decrease) due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate		Volume	Rate
	(dollars in thousands)
Interest earned on:
Interest-earning deposits with banks	$(7)	$(3)	$(10)	$39	$26	$65	$32	$10	$42
Securities (including FHLB stock)	(86)	106	20	(798)	(4,712)	(5,510)	3,327	(4,069)	(742)
Federal funds sold	—	(1)	(1)	(10)	1	(9)	(3)	(6)	(9)
Loans held for sale	—	—	—	(2)	(6)	(8)	—	(2)	(2)
Loans, net of unearned income	1,756	(556)	1,200	4,530	(3,377)	1,153	437	860	1,297

Total interest income	1,663	(454)	1,209	3,759	(8,068)	(4,309)	3,793	(3,207)	586

Interest paid on:
Demand deposits	123	(122)	1	138	(259)	(121)	364	99	463
Savings deposits	1	(10)	(9)	4	(18)	(14)	6	(1)	5
Time deposits	(57)	(1,009)	(1,066)	(239)	(1,639)	(1,878)	(306)	(2,096)	(2,402)
Borrowings	(42)	25	(17)	21	6	27	45	(109)	(64)

Total interest expense	25	(1,116)	(1,091)	(76)	(1,910)	(1,986)	109	(2,107)	(1,998)

Change in net interest income	$1,638	$662	$2,300	$3,835	$(6,158)	$(2,323)	$3,684	$(1,100)	$2,584

Provision for Loan Losses

A provision for loan losses is a charge to income in an amount that management believes is necessary to maintain an adequate allowance for loan losses. The provision is based on management’s regular evaluation of current economic conditions in our specific markets as well as regionally and nationally, changes in the character and size of the loan portfolio, underlying collateral values securing loans, and other factors which deserve recognition in estimating loan losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

We recorded a $0.7 million provision for loan losses for the six months ended June 30, 2014 compared to $1.7 million for the same period in 2013. The allowance for loan losses at June 30, 2014 was $8.4 million, compared to $10.3 million at December 31, 2013, and was 1.1% and 1.5% of total loans, respectively. The decline in the provision was attributed to charge-offs related to impaired loans that had existing specific reserves, as well as improvement in the credit quality of the loan portfolio. The impaired loan portfolio did not suffer additional declines in estimated fair value requiring further provisions. The decline was also due to an improvement in our historical charge-off trends. We believe that the allowance is adequate to cover potential losses in the loan portfolio given the current economic conditions, and current expected net charge-offs and non-performing asset levels.

For the year ended December 31, 2013, the provision for loan losses was $2.5 million, a decrease of $1.6 million from $4.1 million for the comparable 2012 period. The allowance for loan losses was $10.3 million at December 31, 2013 and 2012. The decrease in the provision was due in part to a decrease of net charge-offs from $2.7 million in 2012 to $2.5 million in 2013. In addition, the decline in the provision was attributed to improvement in the credit quality of the loan portfolio and because net charge-offs during 2013 were primarily against loans for which we already recorded specific allowances in prior periods.

Noninterest Income

Our primary sources of recurring noninterest income are customer service fees, loan fees, gains on the sale of loans and available-for-sale securities and other service fees. Noninterest income does not include loan origination fees which are recognized over the life of the related loan as an adjustment to yield using the interest method.

Noninterest income totaled $3.1 million for the six months ended June 30, 2014, a decrease of $1.4 million when compared to $4.5 million for the comparable period in 2013. The majority of the decrease was due to lower gains on securities sales. Net securities gains were $0.2 million for the first six months of 2014 and $1.5 million for the same period in 2013. Service charges, commissions and fees totaled $2.2 million for the six months ended June 30, 2014 and $2.3 million for the same period in 2013. Other noninterest income increased by $0.1 million to $0.8 million in the first six months of 2014 compared to $0.7 million for the same period in 2013.

Noninterest income totaled $7.5 million in 2013 which was a decrease of $3.6 million compared to $11.1 million in 2012. The decrease in noninterest income was primarily due to a decrease in gains from the sale of investment securities of $3.3 million. Service charges, commissions and fees totaled $4.6 million for 2013 and $4.8 million for 2012. Other noninterest income decreased $0.4 million to $1.3 million in 2013 from $1.7 million in 2012.

Noninterest Expense

Noninterest expense includes salaries and employee benefits, occupancy and equipment expense and other types of expenses. Noninterest expense increased from $15.5 million for the first six months of 2013 to $15.7 million for the first six months of 2014. For the first six months of 2014 and 2013, salaries and benefits expense totaled $7.8 million and $7.2 million, respectively, due primarily to increased costs associated with our employee health insurance plan. Occupancy and equipment expense totaled $2.0 million for the first six months of 2014 and 2013. Other noninterest expense decreased by $0.5 million to $5.9 million for the six months ended June 30, 2014 from $6.4 million for the six months ended June 30, 2013.

Noninterest expense totaled $31.0 million in 2013 and $31.2 million in 2012. Salaries and benefits expense increased $0.7 million to $14.4 million for 2013 compared to $13.7 million in 2012. The increase in salaries and benefits expense was due to the increase in the total number of full-time equivalent employees during 2013 as well as an increase in salaries of existing employees for tenure, experience and performance. Occupancy and equipment expense totaled $3.9 million and $3.7 million in 2013 and 2012, respectively. Other noninterest expense totaled $12.7 million in 2013, a decrease of $1.1 million, or 8.1%, when compared to $13.8 million in 2012.

The following table presents, for the periods indicated, the major categories of other noninterest expense:

	For the Six Months Ended June 30,
	2014	2013
	(dollars in thousands)
Other noninterest expense:
Legal and professional fees	$745	$1,087
Data processing	548	651
Marketing and public relations	491	477
Taxes—sales, capital and franchise	346	324
Operating supplies	192	287
Travel and lodging	297	296
Net costs from other real estate repossessions	885	431
Regulatory assessment	612	959
Other	1,824	1,896

Total other expense	$5,940	$6,408

	For the Years Ended December 31,
	2013	2012	2011
	(dollars in thousands)
Other noninterest expense:
Legal and professional fees	$2,347	$1,990	$2,208
Data processing	1,269	1,225	1,230
Marketing and public relations	638	697	654
Taxes—sales, capital and franchise	584	661	640
Operating supplies	487	581	574
Travel and lodging	563	523	492
Telephone	206	220	197
Amortization of core deposits	320	350	285
Donations	294	195	297
Net costs from other real estate repossessions	941	2,083	1,317
Regulatory assessment	1,784	1,471	1,663
Other	3,237	3,784	3,262

Total other expense	$12,670	$13,780	$12,819

Income Taxes

The amount of income expense is influenced by the amount of pre-tax income, the amount of tax-exempt income and the amount of other non-deductible expenses. The provision for income taxes for the six months ended June 30, 2014 and 2013 was $2.8 million and $2.3 million, respectively. The provision for income taxes increased due to the increase in income before taxes. Our statutory tax rate was 35.0% for the six months ended June 30, 2014, which increased from 34.0% for the six months ended June 30, 2013.

The provision for income taxes for the years ended December 31, 2013 and 2012 was $4.6 million and $5.9 million, respectively. The decrease in the provision for income taxes for 2013 was a result of lower income when compared to 2012. Our statutory tax rate was 35.0%, and 34.0% in 2013 and 2012, respectively.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Interest Rate Risk

Our asset/liability management process consists of quantifying, analyzing and controlling interest rate risk to maintain reasonably stable net interest income levels under various interest rate environments. The principal objective of asset/liability management is to maximize net interest income while operating within acceptable limits established for interest rate risk and to maintain adequate levels of liquidity.

The majority of our assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk, which is inherent in our lending and deposit-taking activities. Our assets, consisting primarily of loans secured by real estate and fixed rate securities in our investment portfolio, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. The board of directors of First Guaranty Bank has established two committees, the management asset liability committee and the board investment committee, to oversee the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. The management asset liability committee is comprised of senior officers of the Bank and meets as needed to review our asset liability policies and interest rate risk position. The board ALCO investment committee is comprised of certain members of the board of directors of the Bank and meets monthly. The management asset liability committee provides a monthly report to the board ALCO investment committee.

The need for interest sensitivity gap management is most critical in times of rapid changes in overall interest rates. We generally seek to limit our exposure to interest rate fluctuations by maintaining a relatively balanced mix of rate sensitive assets and liabilities on a one-year time horizon and greater than one-year time horizon. Because of the significant impact on net interest margin from mismatches in repricing opportunities, we monitor the asset-liability mix periodically depending upon the management asset liability committee’s assessment of current business conditions and the interest rate outlook. We maintain exposure to interest rate fluctuations within prudent levels using varying investment strategies. These strategies include, but are not limited to, frequent internal modeling of asset and liability values and behavior due to changes in interest rates. We monitor cash flow forecasts closely and evaluate the impact of both prepayments and extension risk.

The following interest sensitivity analysis is one measurement of interest rate risk. This analysis, which we prepare monthly, reflects the contractual maturity characteristics of assets and liabilities over various time periods. This analysis does not factor in prepayments or interest rate floors on loans which may significantly change the report. This table includes nonaccrual loans in their respective maturity periods. The gap indicates whether more assets or liabilities are subject to repricing over a given time period. The interest sensitivity analysis at June 30, 2014 illustrated below reflects a liability-sensitive position with a negative cumulative gap on a one-year basis.

	At June 30, 2014
	Interest Sensitivity Within
	Three Months or Less	Over Three Months through 12 Months	Total One Year	Over One Year	Total
	(dollars in thousands)
Earnings Assets:
Loans (including loans held for sale	$350,077	$35,726	$385,803	$350,497	$736,300
Securities (including FHLB stock)	26,548	10,056	36,604	638,113	674,717
Federal Funds Sold	268	—	268	—	268
Other earning assets	20,773	—	20,773	—	20,773

Total earning assets	$397,666	$45,782	$443,448	$988,610	$1,432,058

Source of Funds:
Interest-bearing accounts:
Demand deposits	$391,507	$—	$391,507	$—	$391,507
Savings deposits	69,052	—	69,052	—	69,052
Time deposits	162,429	258,477	420,906	244,686	665,592
Short-term borrowings	—	1,800	1,800	—	1,800
Long-term borrowings	1,755	—	1,755	—	1,755
Noninterest-bearing, net	—	—	—	302,352	302,352

Total source of funds	$624,743	$260,277	$885,020	$547,038	$1,432,058

Period gap	$(227,077)	$(214,495)	$(441,572)	$441,572	$—
Cumulative gap	$(227,077)	$(441,572)	$(441,572)	$—	$—
Cumulative gap as a percent of earning assets	(15.9%)	(30.8%)	(30.8%)	—	—

Net interest income at risk measures the risk of a decline in earnings due to changes in interest rates. The table below presents an analysis of our interest rate risk as measured by the estimated changes in net interest income resulting from an instantaneous and sustained parallel shift in the yield curve over a 12-month horizon at June 30, 2014. Shifts are measured in 100 basis point increments (+400 through -100 basis points) from base case. We don’t present shifts less than 100 basis points because of the current low interest rate environment. The base case scenario encompasses key assumptions for asset/liability mix, loan and deposit growth, pricing, prepayment speeds, deposit decay rates, securities portfolio cash flows and reinvestment strategy and the market value of certain assets under the various interest rate scenarios. The base case scenario assumes that the current interest rate environment is held constant throughout the forecast period for a static balance sheet and the instantaneous shocks are performed against that yield curve.

Changes in Interest Rates (In Basis Points)	Percent Change in Net Interest Income
+400	(17.06%)
+300	(10.22%)
+200	(6.60%)
+100	(2.88%)
Base	0.0%
-100	(3.78%)

These scenarios above are instantaneous shocks that assume balance sheet management will mirror the base case. Even if interest rates change in the designated amounts, there can be no assurance that our assets and liabilities would perform as anticipated. Additionally, a change in the U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the U.S. Treasury yield curve would cause significantly different changes to net interest income than indicated above. Strategic management of our balance sheet would be adjusted to accommodate these movements. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Also, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. We consider all of these factors in monitoring exposure to interest rate risk.

We are pursuing a strategy that began in 2012 to reduce long-term interest rate risk. The contractual maturity of the investment portfolio was shortened and mortgage backed securities were purchased to enhance cash flow. We were able to grow our loan portfolio while reducing the size of the investment portfolio. New loans originated generally were either floating rate or were fixed rate with maturities that did not exceed five years. Securities as a percentage of average interest-earning assets decreased from 50.1% in 2012 to 46.2% in 2013. Deposit maturities were extended and generally priced lower. We believe that the addition of short-term securities and deploying our capital to grow our loan portfolio will help to lower interest rate risk.

Liquidity and Capital Resources

Liquidity

Liquidity refers to the ability or flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows us to have sufficient funds available to meet customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. Liquid assets include cash and due from banks, interest-earning demand deposits with banks, federal funds sold and available for sale investment securities.

Loans maturing within one year or less at June 30, 2014 totaled $115.2 million. At June 30, 2014, time deposits maturing within one year or less totaled $421.2 million. Our held-to-maturity investment securities portfolio at June 30, 2014 was $145.0 million or 21.5% of the investment portfolio compared to $150.3 million or 23.6% at December 31, 2013. The securities in the held-to-maturity portfolio are used to collateralize public funds deposits and may also be used to secure borrowings with the FHLB or Federal Reserve Bank. The agency securities in the held-to-maturity portfolio have maturities of 10 years or less. The mortgage backed securities have stated final maturities of 15 to 20 years at June 30, 2014. The held-to-maturity portfolio had a forecasted weighted average life of approximately 5.4 years based on current interest rates at June 30, 2014. Management regularly monitors the size and composition of the held-to-maturity portfolio to evaluate its effect on our liquidity. Our available for sale portfolio was $529.8 million, or 78.5% of the investment portfolio at June 30, 2014 compared to $484.2 million, or 76.3% at December 31, 2013. The majority of the available for sale portfolio was comprised of U.S. Treasuries, U.S. Government Agencies, municipal bonds and investment grade corporate bonds. We believe these securities are readily marketable and enhance our liquidity.

We maintained a net borrowing capacity at the FHLB totaling $198.4 million and $109.6 million at June 30, 2014 and December 31, 2013, respectively with no borrowings outstanding at either date. At June 30, 2014, we have outstanding letters of credit from the FHLB in the amount of $110.0 million that were used to collateralize public funds deposits. We also have a discount window line with the Federal Reserve Bank in the amount of $32.8 million at June 30, 2014. There was no balance outstanding with the Federal Reserve Bank at June 30, 2014. We also maintain federal funds lines of credit at various correspondent banks with borrowing capacity of $70.5 million at June 30, 2014. We have a revolving line of credit for $2.5 million with Premier Bank, with an outstanding balance of $1.8 million at June 30, 2014. Management believes there is sufficient liquidity to satisfy current operating needs.

Capital Resources

Our capital position is reflected in total shareholders’ equity, subject to certain adjustments for regulatory purposes. Further, our capital base allows us to take advantage of business opportunities while maintaining the level of resources we deem appropriate to address business risks inherent in daily operations.

Total shareholders’ equity increased to $135.2 million at June 30, 2014 from $123.4 million at December 31, 2013. The increase in total shareholders’ equity was principally the result of a reduction in the balance of the accumulated other comprehensive loss from $9.1 million at December 31, 2013 to $0.6 million at June 30, 2014. The reduction was primarily due to an $8.7 million decrease in net unrealized mark to market losses on available for sale securities (after taxes) as a result of a decline in market interest rates. Shareholders’ equity also increased due to net income of $5.5 million during the six month period ended June 30, 2014, partially offset by $2.0 million in cash dividends paid on our common stock and $0.2 million in dividends paid on our Series C Preferred Stock issued to the Treasury in connection with our participation in the SBLF. We are currently at the contractual minimum dividend rate of 1.0% on our SBLF capital. Beginning on March 22, 2016, the per annum dividend rate on the Series C Preferred Stock will increase to a fixed rate of 9.0% if any Series C Preferred Stock remains outstanding.

Capital Management

We manage our capital to comply with our internal planning targets and regulatory capital standards administered by the Federal Reserve and the FDIC. We review capital levels on a monthly basis. We evaluate a number of capital ratios, including Tier 1 capital to total adjusted assets (the leverage ratio) and Tier 1 capital to risk-weighted assets. At June 30, 2014, First Guaranty Bancshares and First Guaranty Bank were classified as well-capitalized.

The following table presents our capital ratios as of the indicated dates.

	“Well Capitalized Minimums”	At June 30, 2014	At December 31, 2013
Tier 1 Leverage Ratio
Consolidated	5.00%	9.14%	9.14%
Bank	5.00%	9.14%	9.17%

Tier 1 Risk-based Capital Ratio
Consolidated	6.00%	13.48%	13.61%
Bank	6.00%	13.51%	13.66%

Total Risk-based Capital Ratio
Consolidated	10.00%	14.34%	14.71%
Bank	10.00%	14.37%	14.76%

Off-Balance Sheet Transactions

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in our consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

The notional amounts of the financial instruments with off-balance sheet risk for the six months ended June 30, 2014 and for each of the years ended December 31, 2013 and December 31, 2012 are as follows:

	At June 30,	At December 31,
	2014	2013	2012
	(dollars in thousands)
Commitments to extend credit	$49,958	$30,516	$26,775
Unfunded commitments under lines of credit	104,636	115,311	71,423
Commercial and standby letters of credit	7,717	7,695	5,470

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on our credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Unfunded commitments under lines of credit are contractually obligated by us as long as the borrower is in compliance with the terms of the loan relationship. Unfunded lines of credit are typically operating lines of credit that adjust on a regular basis as a customer requires funding. There may be seasonal variations to the usage of these lines. At June 30, 2014, the largest concentration of unfunded commitments were lines of credit associated with commercial and industrial loans.

Commercial and standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term (one year or less); however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on any commitments during the six months ended June 30, 2014 or during the years ended December 31, 2013 and December 31, 2012.

Contractual Obligations

The following table summarizes our fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2013. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Payments by Period
	Less Than One Year	One to Three Years	Over Three Years	Total
	(dollars in thousands)
Payments due by period:
Operating leases	$18	$37	$19	$74
Software contracts	1,322	2,644	1,322	5,288
Time deposits	405,031	187,014	49,968	642,013
Short-term borrowings	5,788	—	—	5,788
Long-term borrowings	500	—	—	500

Total contractual obligations	$412,659	$189,695	$51,309	$653,663

BUSINESS

Our Company

First Guaranty Bancshares is a Louisiana-chartered bank holding company headquartered in Hammond, Louisiana. Our wholly owned subsidiary, First Guaranty Bank, a Louisiana-chartered commercial bank, provides personalized commercial banking services mainly to Louisiana customers through 21 banking facilities primarily located in the MSAs, of Hammond, Baton Rouge, Lafayette and Shreveport-Bossier City. Our principal business consists of attracting deposits from the general public and local municipalities in our market areas and investing those deposits, together with funds generated from operations and borrowings in securities and in lending activities to serve the credit needs of our customer base, including commercial real estate loans, commercial and industrial loans, one- to four-family residential real estate loans, construction and land development loans, agricultural and farmland loans, and to a lesser extent, consumer and multifamily loans. We also participate in certain syndicated loans, including shared national credits, with other financial institutions. We offer a variety of deposit accounts to consumers and small businesses, including personal and business checking and savings accounts, time deposits, money market accounts and demand accounts. We invest a portion of our assets in securities issued by the United States Government and its agencies, state and municipal obligations, corporate debt securities, mutual funds, and equity securities. We also invest in mortgage-backed securities primarily issued or guaranteed by United States Government agencies. In addition, we offer a broad range of consumer services, including personal and commercial credit cards, remote deposit capture, safe deposit boxes, official checks, internet banking, automated teller machines, online bill pay, mobile banking and lockbox services.

At June 30, 2014, we had consolidated total assets of $1.5 billion, total deposits of $1.3 billion and total shareholders’ equity of $135.2 million.

We believe that our market areas present a significant opportunity for growth and expansion, both organically and through strategic acquisitions. We believe the growing economies of our market areas, together with our wide-range banking products, provide us with opportunities for long-term and sustainable growth.

Our History and Growth

First Guaranty Bank was founded in Amite, Louisiana on March 12, 1934. While the origins of First Guaranty Bank go back over 80 years, we began our modern history in 1993 when an investor group, led by Marshall T. Reynolds, our Chairman, invested $3.6 million in First Guaranty Bank as part of a recapitalization plan with the objective of building a community-focused commercial bank in our attractive Louisiana markets. Since the implementation of that recapitalization plan, we have grown from six branches and $159 million in assets at the end of 1993 to 21 branches and $1.5 billion in assets at June 30, 2014. We have also paid a quarterly dividend for 85 consecutive quarters at September 30, 2014. On July 27, 2007, we formed First Guaranty Bancshares and completed the Share Exchange that resulted in First Guaranty Bank becoming the wholly-owned subsidiary of First Guaranty Bancshares and First Guaranty Bancshares becoming an SEC reporting public company.

As our franchise has expanded, we have established a record of steady growth and successful operations, while preserving our strong credit culture, as demonstrated by our:

•	balance sheet growth with a CAGR of 10.71% in assets, 5.1% in loans, and 11.9% in deposits for the period from December 31, 2009 to June 30, 2014;

•	earnings growth, with a CAGR of 7.5% in net income for the year ended December 31, 2009 to the six months ended June 30, 2014; and

•	asset quality, as reflected by a non-performing loans to total loans ratio of 1.98% and a non-performing assets to total assets ratio of 1.05% at June 30, 2014.

Since our Share Exchange, we have supplemented our organic growth with two acquisitions, which added quality deposits that provided funding for our lending business and extended our geographic footprint in the Baton Rouge and Hammond MSAs.

The following table summarizes the two acquisitions:

Acquired Institution/Market	Date of Acquisition	Deal Value	Fair Value of Total Assets Acquired
		(dollars in thousands)
Greensburg Bancshares, Inc.	July 1, 2011	$5,308	$79,386
Baton Rouge MSA

Homestead Bancorp, Inc.	July 30, 2007	12,140	129,606
Hammond MSA

In addition, our participation in the SBLF has enabled us to leverage $39.4 million in capital received from the U.S Treasury to grow our lending business. As a result of the SBLF capital, we have been able to grow our qualified small business lending by $88.1 million since 2011. The majority of this loan growth has been concentrated in owner-occupied commercial real estate and commercial and industrial loans.

Our Markets

A key factor contributing to our ability to achieve our business goals and to create shareholder value is the attractiveness of the Louisiana market, including the favorable demographic and economic characteristics of our target markets in Louisiana. Our primary market areas include the Louisiana MSAs of Hammond, Baton Rouge, Lafayette, and Shreveport-Bossier City. On occasion, we originate non-syndicated loans outside Louisiana, typically to borrowers who reside in Louisiana. Most of our branches are located along the major Louisiana interstates of I-12, I-10, I-55 and I-20.

The table below summarizes certain key demographic information provided by the FDIC and SNL Financial relating to our target markets and our presence within these markets:

	June 30, 2014 Deposits	June 30, 2013 Deposits	Year-to- Year Growth	Number of Offices	June 2014 Deposit Market Share	Market Rank	June 2014 Population	June 2014 Unemployment Rate	Projected 2014-2019 Population Growth	June 2014 Median Household Income	Projected 2014-2019 Household Income Growth
	(dollars in thousands)
Primary MSAs
Hammond	$636,570	$630,286	1.0%	8	37.9%	1	124,844	7.0%	3.8%	$39,982	6.8%
Baton Rouge	239,396	225,300	6.3%	5	1.3%	9	824,027	4.7%	3.5%	50,972	8.5%
Lafayette	152,392	146,708	3.9%	1	1.4%	15	479,494	4.4%	3.5%	46,125	7.4%
Shreveport-Bossier City	150,584	110,358	36.5%	3	2.0%	13	451,131	6.5%	3.2%	45,383	14.4%

Total/Weighted Average	$1,178,942	$1,112,652	6.0%	17					3.6%	$43,553	7.8%

Louisiana							4,642,398	5.0%	3.0%	$44,055	5.1%
United States							317,199,353	6.1%	3.5%	51,579	4.6%

Hammond MSA. We are headquartered in Hammond, Louisiana and approximately 50% of our deposits are in the Hammond MSA, our largest deposit concentration market. We had a deposit market share of 37.9% (at June 30, 2014) in the Hammond MSA, placing us first overall. Hammond is the principal city of the Hammond MSA, which includes all of Tangipahoa Parish, and is located approximately 50 miles north of New Orleans and 30 miles east of Baton Rouge. The Hammond MSA has a population of approximately 125,000. Hammond is intersected by I-55 and I-12, which are two heavily travelled interstate highways. As a result of Hammond’s close proximity to New Orleans and Baton Rouge, Hammond and Tangipahoa Parish are among the fastest growing cities and Parishes in Louisiana. There is an abundance of new development, both commercial and residential, as well as numerous hotels which absorb overflowing demand for rooms near major events in New Orleans. New Orleans is the largest city in Louisiana by both population and deposits and is a major tourist attraction. Hammond is also the home of the main campus of Southeastern Louisiana University, with an enrollment of approximately 15,000 students.

The Hammond Northshore Regional Airport is a backup landing site for the Louis Armstrong New Orleans International Airport. The Louisiana National Guard maintains a 56-acre campus at the airport, which is home to the 1/244th Air Assault Helicopter Battalion. Port Manchac, which provides egress via Lake Ponchartrain with the Gulf of Mexico, is located 15 miles south of Hammond. The Hammond Amtrak Station located in downtown Hammond is on Amtrak’s City of New Orleans route, which runs from New Orleans to Chicago, Illinois. The combination of highway, air, sea and rail transportation has made Hammond a major transportation and commercial hub of Louisiana. Hammond hosts numerous warehouses and distribution centers, and is a major distribution point for Wal-Mart and Winn Dixie.

Baton Rouge MSA. Baton Rouge is the capital of Louisiana and has a population of approximately 824,000. Baton Rouge is the second largest city in Louisiana by both population and deposits. As the capital city, Baton Rouge is the political hub for Louisiana. The state government is the largest employer in Baton Rouge. Baton Rouge is the farthest inland port on the Mississippi River that can accommodate ocean-going tankers and cargo carriers. As a result, Baton Rouge’s largest industry is petrochemical production and manufacturing. The ExxonMobil facility in Baton Rouge is one of the largest oil refineries in the country. Both Albemarle Corporation and Dow Chemical Company have large plants in the area. Methanex is relocating two methanol plants from Chile to the Baton Rouge MSA. IBM has started construction on a service center in downtown

Baton Rouge, which is part of the $55 million urban development project. The service center is expected to be completed in mid-2015, and is estimated to create 800 new direct jobs and 542 indirect jobs. Baton Rouge also has a diverse economy comprised of healthcare, education, finance and motion pictures. The main campus of Louisiana State University, with an enrollment of approximately 30,000 students, and Southern University, with an enrollment of approximately 7,000 students, are located in Baton Rouge.

Our market areas in the Baton Rouge MSA also include the Livingston and St. Helena Parishes. Livingston Parish is a region surrounded by natural waterways and pine forests, which are the primary drivers of its economic growth. The economy for St. Helena Parish is comprised primarily of forestry operations, construction, manufacturing, educational services, health care, and social assistance. The 1,500-acre Kleinpeter Farm Dairy is located in this Parish, which is Louisiana’s largest family owned dairy farm. It is also the home to Louisiana Technical College Florida Parish Branch Campus. St. Helena Parish Hospital and Southland Steel Fabricators are the Parish’s two largest employers.

Lafayette MSA. Lafayette is Louisiana’s third largest city and deposit market, and is located in the Lafayette-Acadiana region. The Lafayette MSA has a population of approximately 479,000. Its major industries include oil and gas, healthcare, construction, manufacturing and agriculture. Historically, the oil and gas industry has been the catalyst for growth in Lafayette, with major oil and gas employers in the region including Schlumberger, Inc., Offshore Cleaning Systems and Shaw Global Energy Service, Inc. However, healthcare is now a prominent economic driver, with Lafayette serving as a major regional health center, attracting specialized treatment centers, and along with them, preeminent physicians, researchers and scientists. With respect to agriculture, sugarcane and rice are the leaders among the plant producers within the area, with approximately 30,000 acres of sugarcane and 51,000 acres of rice plantings. Lafayette also has numerous beef producers and fisheries. Lafayette is home to the University of Louisiana at Lafayette, with an enrollment of approximately 17,000 students.

Shreveport-Bossier City MSA. Our primary market areas in northwest Louisiana are the Bossier and Caddo Parishes, which are a part of the Shreveport-Bossier City MSA. The Shreveport and Bossier City MSA has a population of approximately 451,000. Shreveport and Bossier City are located in northern Louisiana on I-20, approximately 15 miles from the Texas state border and 185 miles east of Dallas, Texas. Our primary market area has a diversified economy with employment in services, government and wholesale/retail trade constituting the basis of the local economy, with service jobs being the largest component. The majority of the services are health care related as Shreveport has become a regional hub for health care. The casino gaming industry, with its Las Vegas-style gaming, year-round festivals and local dining, also supports a significant number of service jobs. The energy sector has a prominent role in the regional economy, resulting from oil and gas exploration and drilling. Bossier Parish is also the home to the Barksdale Air Force Base, which has 12,000 employees.

Our Strategy

Our mission is to increase shareholder value while providing services for and contributing to the growth and welfare of the communities that we serve. As “The Relationship Bank,” our mission is to become the bank of choice for small business and consumer customers who are located in both the metropolitan and rural markets that we serve. We desire to grow our market share along Louisiana’s key interstate corridors of major interstates I-10, I-12 and I-20. To achieve this, we seek to implement the following strategies:

Increase Total Loans as a Percentage of Assets. Our strategy is to change our asset composition over time by growing our loan portfolio to increase our total loans as a percentage of our assets. Over the last five years, we have focused on increasing our public funds deposits to provide us with a low cost source of funding for our operations. As a result, a large percentage of our assets are comprised of investment securities, which we use to collateralize, and meet the pledging requirements of, our public funds deposits. At June 30, 2014, 45.8% of our assets were comprised of investment securities, while 41.1% of our total deposits were public funds deposits. We intend over time to shift assets from investment securities to loans by growing our loan portfolio both organically and through the continuation of our syndicated lending, including shared national credits, which we believe will increase our franchise value.

We intend to grow our loan portfolio organically by targeting small and medium-sized businesses engaged in oil and gas operations, manufacturing, agriculture, healthcare and other professional services. As a participant in the SBLF, we developed and executed a sustained loan growth campaign focused on these target loan areas beginning in 2011 that far exceeded our original goals of the program. Our gross loan portfolio has increased by $160.6 million, or 27.9%, to $736.2 million at June 30, 2014 from $575.6 million at December 31, 2010.

Our commercial lending team is organized around our regional market areas of Louisiana. A senior experienced lender leads each market team and ensures that our lenders deliver timely service to customers, meet and exceed expectations of loan approval time, and broaden customer relationships through referrals. Our lending team members generally have two or three system wide conferences each year to train, share ideas, and strengthen our ability. We intend to hire a seasoned chief lending officer who will manage our loan portfolio and foster strong commercial and consumer lending opportunities in both our current and new market areas.

We are expanding upon our successful small business lending program with a new emphasis on growing our SBA and USDA lending programs. We have invested in training key personnel to focus on this market as we believe that SBA loans can serve as a new market opportunity for our Bank. The new growth in Louisiana associated with the significant expansion of oil, gas, and industrial chemicals investment should provide our bankers with many new opportunities to finance new businesses that fit the SBA or USDA programs.

Over the last seven years, we have pursued a focused program to participate in syndicated loans (loans made by a group of lenders, including us, who share or participate in a specific loan) with a larger regional financial institution as the lead lender. Syndicated loans are typically made to large businesses (which are referred to as shared national credits) or middle market companies (which do not meet the regulatory definition of shared national credits), both of which are secured by business assets or equipment, and also commercial real estate. The syndicate group for both types of loans usually consists of two to three other financial institutions. In particular, we frequently work with a large regional financial institution, which is often the lead lender with respect to these loans. We have grown this portfolio to diversify our balance sheet, increase our yield and mitigate interest rate risk due to the variable rate pricing structure of the loans. We have a defined set of credit guidelines that we use when evaluating these credits. Although our large financial institution partner is the lead lender on these loans, our credit department does its own independent review of these loans and our board of directors has created a special committee to oversee the underwriting of these loans. At June 30, 2014, we had $109.7 million in syndicated loans representing 14.9% of our total loan portfolio, of which $58.7 million, or 8.0%, were shared national credits. At June 30, 2014, all of the loans in the syndicated loan portfolio were performing in accordance with their contractual terms. We expect to continue our syndicated lending program for the foreseeable future.

We intend to grow our consumer loan portfolio principally through our residential mortgage program. We hired an experienced team leader in 2013 to grow the consumer residential mortgage business and we have invested in systems to accelerate the decision making process to deliver quality customer service to our customers. We intend to leverage our existing branch network to expand our retail lending.

Strategic Acquisitions. Our strategy is to supplement our organic growth by executing a targeted and disciplined acquisition strategy of community banks and non-banking financial companies in Louisiana and the Southeast and South Central regions of the United States as opportunities arise. We have successfully integrated prior acquisitions as demonstrated by our acquisitions of Greensburg Bancshares, Inc. in 2011 and Homestead Bancorp, Inc. in 2007. Our Chairman, Marshall T. Reynolds, has more than 40 years of experience in managing the growth of commercial banks both organically and through acquisitions throughout the United States. Mr. Reynolds was Chairman of Key Centurion Bancshares, Inc. from 1985 to 1993 and was instrumental in building the bank holding company from one bank with total assets of approximately $215.0 million into the largest bank holding company based in West Virginia at the time of its sale consisting of seventeen banks with total assets of approximately $3.0 billion. Key Centurion Bancshares sold to Banc One in 1993 for $546 million. The growth of Key Centurion Bancshares was primarily accomplished through a series of successful acquisitions of community banks. Mr. Reynolds is also Chairman of Premier Financial Bancorp, Inc., a bank holding company located in West Virginia with approximately $1.3 billion in total assets at June 30, 2014. Premier Financial Bancorp, Inc. has also grown successfully through acquisitions, most recently the acquisition of Abigail Adams National Bancorp, Inc. and its wholly-owned subsidiary The Adams National Bank in 2009.

We believe our ability to execute an acquisition strategy has been enhanced by the strength of our balance sheet, which we believe will make us a preferred buyer. This is evidenced by the reduction in recent years of our non-performing loans which became elevated following the 2008-2009 recession in the United States. Following the recession, management focused on improving First Guaranty Bank’s asset quality. We have been able to reduce our non-performing loans to total loans ratio from 5.28% at December 31, 2010 to 1.98% at June 30, 2014. As economic conditions in our market area and our asset quality have improved, we believe a disciplined acquisition strategy successfully implemented will supplement organic loan and deposit growth, and enhance our franchise and ultimately shareholder value. We also believe the listing of our shares on NASDAQ will provide us with a more marketable and liquid stock currency that will be more attractive to potential targets.

We view Louisiana as our primary market area and the states of Alabama, Arkansas, Georgia, Mississippi, and Texas as potential areas of expansion for our primary market area. Our focus will be on targets with quality residential and business loan portfolios and a long term deposit customer base, particularly those with high levels of consumer and retail checking accounts, low cost deposits and favorable market share. We believe many banks in our target markets face scale and operating challenges, regulatory burdens, management succession issues or shareholder liquidity needs. Our acquisition strategy will focus primarily on banks of between $100 million and $1 billion in total assets. The state of Louisiana has 84 banks of this size and the states of Alabama, Arkansas, Georgia, Mississippi and Texas have 602 banks of this size (excluding banks that are in the process of being acquired).

Expansion of Retail Deposit Base. Our deposit strategy is focused on continuing to expand our retail deposit base while maintaining our public funds deposit program. Our core deposit strategy leverages off the market share dominance that we have in several of our markets, such as the Hammond MSA where we had a 37.9% deposit market share at June 30, 2014, placing us first overall. In recent years, we have worked to prudently and diligently lower our cost of deposits while maintaining our core funds. Our commercial and consumer lending teams focus on building core deposits concurrent with loans. Our public funds deposit program has provided us with a stable and low cost source of funding. We will continue to concentrate on keeping many of these funds under contract as we are the fiscal agent for these governmental agencies which helps maintain this funding.

Maintain Strong Asset Quality. We emphasize a disciplined credit culture based on intimate market knowledge, close ties to our customers, sound underwriting standards and experienced loan officers. While the challenging operating environment which began following the 2008-2009 recession of the United States contributed to an increase in problem assets, management’s primary objective has been to expeditiously reduce the level of non-performing assets through diligent monitoring and aggressive resolution efforts. The results of this effort are reflected in our improved asset quality. At June 30, 2014, non-performing assets totaled $15.4 million, or 1.05% of total assets, and has declined by $15.5 million from $31.0 million, or 2.7% of total assets at December 31, 2010.

Our Competitive Strengths

We believe the following competitive strengths will allow us to capitalize on our substantial market opportunity and create value for our shareholders:

We are The Relationship Bank. We have been providing banking services for over 80 years, and our dedication to serving the needs of individuals and businesses in our communities is stronger than ever. We have a strong network of loyal customers and are a top market leader in several of the Parishes that we serve. We are number one in deposit market share in the Hammond MSA. Our goal is to provide a consistent customer experience across our branches and make doing business with us easy and enjoyable. We have initiated an internal customer relationship management system to help maximize the profitability of our customers and identify ways to expand our relationships. Through this system, we are able to detect trends in our customers’ behaviors and life stages so that we can offer products and services to satisfy their needs. Our decisions are locally based and we believe we approve loans faster than our competition. We also make significant charitable contributions to our local communities.

Well-Positioned to Grow in Louisiana’s Most Attractive Markets. Our primary customer base is in the Hammond, Baton Rouge, Lafayette and Shreveport-Bossier City MSAs, which rank among the fastest growing markets in Louisiana, a growth that has fueled job creation, commercial and industrial development and housing starts. These economic indicators reflect an expanding economy for the markets in which we operate. We have concentrated our operations in the most economically vibrant portions of Louisiana, with our headquarters and numerous locations in the growing I-10, I-12 and I-20 corridors in Louisiana. We believe our ability to operate successfully within these markets will facilitate our continued organic growth as the economies in our markets expand.

Proven Acquisition Success. As a result of our acquisitions of Greensburg Bancshares, Inc. in 2011 and Homestead Bancorp, Inc. in 2007, we have developed a disciplined acquisition and integration strategy capable of identifying potential targets for strategic combinations, conducting thorough due diligence on these companies, determining if the acquisition would enhance shareholder returns, and consummating the acquisition. We have successfully integrated the acquired company’s operations into our existing operational platform and built on the acquired entity’s market presence. In addition, our chairman, Marshall T. Reynolds, has more than 40 years of experience in managing the growth of commercial banks, including through strategic acquisitions. Our acquisition experience positions us to continue to capitalize on additional opportunities in the future.

Strong Board, Management and Infrastructure in Place to Accommodate Growth. Our directors and executive officers have a demonstrated track record of managing growth profitability.

Led by our Chairman, Marshall T. Reynolds, who has 35 years of banking experience and a successful career as a business leader, we have substantially grown our deposit base and loan portfolio, both organically and through successful acquisitions, while maintaining a strong credit culture and a relationship-based and community-service focused approach to banking. Our board and executive officers have significant depth in lending, credit administration, finance, operations and information technology.

In addition, we have dedicated significant resources over the last several years building both our personnel and technological infrastructure. Our employees regularly attend continuing education seminars and banking schools, which provide training on all components of the banking business. Our technological enhancements include more robust internal modeling and budgeting systems, a new credit underwriting system that expedites loan decisions, and enhancements to customer services via our website, remote deposit capture, and mobile banking services. We believe these improvements will enhance our operating efficiencies and help us manage our growth more efficiently.

Credit and Risk Management. We have well defined credit and risk management policies, including comprehensive policies and procedures for credit underwriting and administration that have enabled us to maintain strong asset quality. Our loan committee includes directors who are also significant shareholders in the Company, and as a result are acutely aware of risk mitigation and cost discipline. We also have a complete separation between the lending and underwriting department, and all loans over $500,000 require consensus approval by members of the Bank’s loan committee and loans over $10 million require approval of our Bank’s board of directors.

Diversified Balance Sheet. We believe that the diversification in our balance sheet, both in composition of our assets and our liabilities serves to enhance our overall capabilities. Our knowledge and experience with managing a robust and profitable investment portfolio, our capability to participate in select syndicated loans, including shared national credits, and our continued success with public funds deposits enhances our core franchise.

Lending Activities

We offer a broad range of loan products with a variety of rates and terms throughout our market areas, including business loans to primarily small to medium-sized businesses and professionals, as well as loans to individuals. Our lending operations consist of the following major segments: non-farm, non-residential loans secured by real estate, commercial and industrial loans, one- to four-family residential loans, construction and land development loans, agricultural loans, farmland loans, consumer and other loans, and multifamily loans.

Non-Farm Non-Residential Loans. Non-farm non-residential loans are an integral part of our operating strategy. We expect to continue to emphasize this business line in the future with a target loan size of $1.0 million to $10.0 million to small businesses and real estate projects in our market area. At June 30, 2014 loans secured by non-farm non-residential properties totaled $344.9 million, or 46.7% of our total loan portfolio. Our non-farm non-residential loans are secured by commercial real estate generally located in our primary market area, which may be owner-occupied or non-owner occupied. Following receipt of the SBLF capital, we have increased our owner-occupied commercial real estate loans by $64.6 million since December 31, 2011. Our owner-occupied commercial real estate loans totaled $154.6 million, or 44.8% of total non-farm non-residential loans at June 30, 2014. Permanent loans on non-farm non-residential properties are generally originated in amounts up to 85% of the appraised value of the property for owner-occupied commercial real estate properties and up to 80% of the appraised value of the property for non- owner-occupied commercial real estate properties. We consider a number of factors in originating non-farm non-residential loans. We evaluate the qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the mortgaged property securing the loan. We consider the financial resources of the borrower, the borrower’s experience in owning or managing similar property and the borrower’s payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) to ensure that the borrower’s net operating income together with the borrower’s other sources of income is at least 125% of the annual debt service and the ratio of the loan amount to the appraised value of the mortgaged property. We generally obtain personal guarantees from the borrower or a third party as a condition to originating commercial real estate loans. All non-farm non-residential loans are appraised by outside independent appraisers approved by the board of directors.

Our non-farm non-residential loans are diversified by borrower and industry group, and generally secured by improved property such as hotels, office buildings, retail stores, gaming facilities, warehouses, church buildings and other non-residential buildings. Non-farm non-residential loans are generally made at rates that adjust above the prime rate as reported in the Wall Street Journal, that mature in three to five years and with principal amortization for a period of up to 20 years. We will also originate fixed-rate, non-farm non-residential loans that mature in three to five years with principal amortization of up to 20 years. Our largest concentration of non-farm non-residential loans is secured by hotels, and such loans are generally made only to hotel operators known to management. We will finance the construction of the hotel project and upon completion the loan will convert to permanent financing with a balloon feature after three to five years. Our largest non-farm non-residential loan had a principal balance of $10.6 million at June 30, 2014, and was secured by multiple carwash properties. This loan was performing in accordance with its terms on that date.

In addition, at June 30, 2014, $19.2 million of our non-farm non-residential loans were syndicated loans secured by commercial real estate. Please see “—Commercial and Industrial Loans” below for further information.

Loans secured by non-farm non-residential real estate are generally larger and involve a greater degree of risk than residential real estate loans. The borrower’s creditworthiness and the feasibility and cash flow potential of the project is of primary concern in non-farm non-residential real estate lending. Loans secured by income properties are generally larger and involve greater risks than residential mortgage loans because payments on loans secured by income properties are often dependent on the successful operation or management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy.

Commercial and Industrial Loans. Commercial and industrial loans totaled $156.4 million, or 21.2% of our total loan portfolio at June 30, 2014. Commercial and industrial loans (excluding syndicated loans) are generally made to small and mid-sized companies located within the State of Louisiana. We also participate in government programs which guarantee portions of commercial and industrial loans such as the SBA and USDA. In most cases, we require collateral of equipment, accounts receivable, inventory, chattel or other assets before making a commercial business loan. Our commercial term loans totaled $117.2 million at June 30, 2014, or 74.9% of total commercial and industrial loans. Our commercial and industrial maximum loan to value limit is 80%. Our commercial term loans are generally fixed interest rate loans, indexed to the prime rate, with terms of up to five years, depending on the needs of the borrower and the useful life of the underlying collateral. Our commercial lines of credit totaled $39.2 million at June 30, 2014, or 25.1% of total commercial and industrial loans. Typically, our commercial lines of credit are adjustable rate lines, indexed to the prime interest rate, which generally mature yearly. Our underwriting standards for commercial and industrial loans include a review of the applicant’s tax returns, financial statements, credit history, the underlying collateral and an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan based on cash flow generated by the applicant’s business. We generally obtain personal guarantees from the borrower or a third party as a condition to originating commercial and industrial loans. Our largest non-syndicate commercial and industrial loan at June 30, 2014 had a principal balance of $7.4 million and was secured by accounts receivable, inventory and equipment. At that date, this loan was performing in accordance with its terms.

Over the last seven years, we have pursued a focused program to participate in syndicated loans (loans made by a group of lenders, including us, who share or participate in a specific loan) with a larger regional financial institution as the lead lender. Syndicated loans are typically made to large businesses (which are referred to as shared national credits) or middle market companies (which do not meet the regulatory definition of shared national credits), both of which are secured by business assets or equipment, and also commercial real estate. The syndicate group for both types of loans usually consists of two to three other financial institutions. These loans are adjustable-rate loans generally tied to LIBOR. Our participation amounts range between $1.0 million and $10.0 million. We have grown this portfolio to diversify our balance sheet, increase our yield and mitigate interest rate risk due to the variable rate pricing structure of the loans. We have a defined set of credit guidelines that we use when evaluating these credits. Our credit department does its own independent review of these types of loans. Our board of directors has created a special committee to oversee the underwriting of these loans. At June 30, 2014, syndicated loans secured by assets other than commercial real estate totaled $80.5 million, or 51.5% of the commercial and industrial loan portfolio. At June 30, 2014, our largest individual syndicated loan was $9.7 million. At June 30, 2014, all of our syndicated loans were performing in accordance with their contractual terms.

Commercial and industrial loans generally involve increased credit risk and, therefore, typically yield a higher return. The increased risk in commercial and industrial loans derives from the expectation that such loans generally are serviced principally from the operations of the business, and those operations may not be successful. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. In addition, the collateral securing commercial and industrial loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate exposing us to increased credit risk. As a result of the foregoing, commercial and industrial loans require extensive administration and servicing.

One- to Four-Family Residential Real Estate Loans. At June 30, 2014, our one- to four-family residential real estate loans totaled $109.9 million, or 14.9% of our total loan portfolio. We originate one- to four-family residential real estate loans that are secured primarily by residential property in Louisiana. We generally originate loans in amounts up to 95% of the lesser of the appraised value or purchase price of the mortgaged property. We currently offer one- to four-family residential real estate loans with terms up to 30 years that are generally underwritten according to Fannie Mae guidelines, and we refer to loans that conform to such guidelines as “conforming loans.” We generally originate fixed-rate mortgage loans in amounts up to the maximum conforming loan limits as established by the Federal Housing Finance Agency, which at June 30, 2014 was $417,000 for single-family homes in our market area. At June 30, 2014, we held $5.5 million in jumbo loans that are greater than the conforming loan limit. We generally hold our one- to four-family residential real estate loans in our portfolio. We also originate one- to four-family residential real estate loans secured by non-owner occupied properties, but less frequently. Our fixed-rate one- to four-family residential real estate loans include loans that generally amortize on a monthly basis over periods between 10 to 30 years with maturities that range from eight to 30 years. Fixed rate one- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers have the right to refinance or prepay their loans. We do not offer one- to four-family residential real estate loans specifically designed for borrowers with sub-prime credit scores, including interest-only, negative amortization or payment option adjustable-rate mortgage loans.

We have diversified our one- to four-family residential real estate loans with the select purchase of conforming mortgage loans that are located outside Louisiana. Our purchased loans are generally serviced by other financial institutions. At June 30, 2014, $27.3 million of our one- to four-family residential real estate loans, or 24.8% of our one- to four-family residential real estate loans, were purchased loans secured by property located outside our market area. The majority of our out of state purchased one- to four-family residential real estate loans are located in West Virginia, Virginia, Pennsylvania and the District of Columbia. Our purchased one- to four-family residential real estate loans must meet our internal underwriting criteria. At June 30, 2014, we had no purchased one- to four-family residential real estate loans that were classified as non-accruing. While we intend to continue to purchase one- to four-family residential real estate loans from time-to-time, our strategic emphasis for future periods is to increase the volume of our internal originations of such loans.

Our one- to four-family loans also include home equity lines of credit that have second mortgages. At June 30, 2014, we had $8.2 million in home equity lines of credit, which represented 7.5% of our one- to four-family residential real estate loans. Our home equity products are originated in amounts, that when combined with the existing first mortgage loan, do not generally exceed 80% of the loan-to-value ratio of the subject property.

All of our one- to four-family residential mortgages include “due on sale” clauses, which are provisions giving us the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party.

Property appraisals on real estate securing our single-family residential loans are made by state certified and licensed independent appraisers approved by the board of directors. Appraisals are performed in accordance with applicable regulations and policies. At our discretion, we obtain either title insurance policies or attorneys’ certificates of title, on all first mortgage real estate loans originated. We also require fire and casualty insurance on all properties securing our one- to four-family residential loans. We also require the borrower to obtain flood insurance where appropriate. In some instances, we charge a fee equal to a percentage of the loan amount, commonly referred to as points.

Construction and Land Development Loans. We offer loans to finance the construction of various types of commercial and residential property. At June 30, 2014, $49.6 million, or 6.7% of our total loan portfolio consisted of construction and land development loans. Construction loans to builders generally are offered with terms of up to 18 months and interest rates are tied to the prime lending rate. These loans generally are offered as fixed or adjustable-rate loans. We will originate residential construction loans for individual borrowers and builders, provided all necessary plans and permits have been obtained. Construction loan funds are disbursed as the project progresses. At June 30, 2014, our largest construction loan commitment was $9.0 million, of which $250,000 had been disbursed. This construction loan was made for the construction of a hotel. We will originate construction loans up to 80% of the estimated completed value of the project and we will originate land development loans in amounts up to 75% of the value of the property as developed. In addition, at June 30, 2014, $9.9 million of construction and land development loans were syndicated loans. Please see “—Commercial and Industrial Loans” above for further information.

Construction and land development financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction and development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. Additionally, if the estimate of value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment.

Agricultural Loans. We are the leading lender for agricultural loans in our Southwest Louisiana market. Our agricultural lending includes loans to farmers for the purpose of cultivating rice, sugarcane, soybeans, timber, poultry and cattle. Agricultural loans are generally secured by crops, but may include additional collateral such as farm equipment or vehicles. Agricultural loans totaled $28.2 million, or 3.8% of our total loan portfolio at June 30, 2014. Such loans are generally offered with fixed rates at a margin above prime for a term of generally one year. We will originate agricultural loans in those instances where the borrower’s financial strength and creditworthiness has been established. Agricultural loans generally bear higher interest rates than residential loans, but they also may involve a higher risk of default since their repayment is generally dependent on the successful operation of the borrower’s business. Substantially all of our originated agricultural loans are guaranteed by the U.S. Farm Service Agency. We generally obtain personal guarantees from the borrower or a third party as a condition to originating its agricultural loans. At June 30, 2014, our largest agricultural loan was a $1.8 million loan secured by crops, equipment and real estate. This loan was performing in accordance with its terms at June 30, 2014.

The underwriting standards used for agricultural loans include a determination of the borrower’s ability to meet existing obligations and payments on the proposed loan from normal cash flows generated in the borrower’s business. The financial strength of each applicant also is assessed through review of financial statements and tax returns provided by the applicant. The creditworthiness of a borrower is derived from a review of credit reports as well as a search of public records. Once originated, agricultural loans are reviewed periodically. Financial statements are requested at least annually and are reviewed for substantial deviations or changes that might affect repayment of the loan. Loan officers also visit the premises of borrowers to observe the business premises, facilities, and personnel and to inspect the collateral. Underwriting standards for agricultural loans are different for each type of loan depending on the financial strength of the borrower and the value of collateral offered as security.

Farmland Loans. We originate first mortgage loans secured by farmland. At June 30, 2014, farmland loans totaled $13.9 million, or 1.9% of our total loan portfolio. Such loans are generally fixed-rate loans at a margin over the prime rate with terms up to five years and amortization schedules of up to 20 years (40 years if secured by a guarantee from the U. S. Farm Service Agency). Loans secured by farmland may be made in amounts up to 80% of the value of the farm. However, we will originate farmland loans in amounts up to 100% of the value of the farm if the borrower is able to secure a guarantee from the U. S. Farm Service Agency. Generally, we obtain personal guarantees of the borrower on all loans secured by farmland.

Consumer and Other Loans. We make various types of secured consumer loans that are collateralized by deposits, boats and automobiles as well as unsecured consumer loans. Such loans totaled $21.5 million, or 3.0% of our total loan portfolio at June 30, 2014. Consumer loans generally have a fixed rate at a margin over the prime rate and have terms of three years to ten years. At June 30, 2014, $7.0 million of our consumer loans were unsecured. Our procedure for underwriting consumer loans includes an assessment of the applicant’s credit history and ability to meet existing obligations and payments for the proposed loan, as well as an evaluation of the value of the collateral security, if any.

Consumer loans generally entail greater risk than other types of loans, particularly in the case of loans that are unsecured or are secured by assets that tend to depreciate in value, such as automobiles. As a result, consumer loan collections are primarily dependent on the borrower’s continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. In these cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan, and the remaining value often does not warrant further substantial collection efforts against the borrower.

Multi-Family Loans. On occasion we will originate loans secured by multifamily real estate. At June 30, 2014, we had $13.6 million or 1.8% of our total loan portfolio in multifamily loans. Such loans may be either fixed- or adjustable-rate loans tied to the prime rate with terms to maturity up to five years and amortization schedules of up to 20 years. We will originate multifamily loans in amounts up to 80% of the value of the multi-family property. Nearly all of our multifamily loans are secured by properties in Louisiana. The underwriting of multi-family loans follows the general guidelines for our non-farm non-residential loans.

Loans secured by multi-family real estate generally involve a greater degree of credit risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family real estate typically depends upon the successful operation of the real estate property securing the loans. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired.

Loan Originations, Sales and Participations. Loan originations are derived from a number of sources such as referrals from our board of directors, existing customers, borrowers, builders, attorneys and walk-in customers. We generally retain the loans that we originate in our loan portfolio and only sell loans infrequently. We had $13.0 million at June 30, 2014 in purchased loan participations that were not syndicated loans. At June 30, 2014, we had $109.7 million in syndicated loans, of which $58.7 million were shared national credits. Syndicated loans are described above under “—Commercial and Industrial Loans.”

Loan Approval Authority. We establish various lending limits for executive management and also maintain a loan committee comprised of our directors and management. Generally, loan officers have authority to approve secured loan relationships in amounts up to $100,000 and unsecured loan relationships in amounts up to $25,000. For loans exceeding a loan officer’s approval authority, we utilize two methods for approvals: (1) credit officers and (2) the Bank’s loan committee. Loan relationships between $100,000 and $500,000 are approved by a combination of credit officers and executive management. The loan committee approves loan relationships of between $500,000 and up to $10.0 million. Any loan relationship exceeding $10.0 million requires the approval of the board of directors. Syndicated loans are approved by the Bank’s syndicate loan committee in amounts up to $10.0 million.

Our lending activities are also subject to Louisiana statutes and internal guidelines limiting the amount we can lend to any one borrower. Subject to certain exceptions, under Louisiana law the Bank may not lend on an unsecured basis to any single borrower (i.e., any one individual or business entity and his or its affiliates) an amount in excess of 20% of the sum of the Bank’s capital stock and surplus, or on a secured basis an amount in excess of 50% of the sum of the Bank’s capital stock and surplus. At June 30, 2014, our secured legal lending limit was approximately $47.4 million and our unsecured legal lending limit was approximately $18.8 million. None of our borrowers are currently approaching this limit.

Deposit Products

Consumer and commercial deposits are attracted principally from within our primary market area through the offering of a selection of deposit instruments including non-interest bearing and interest-bearing demand, savings accounts and time accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit, and the interest rate. At June 30, 2014, we held $1.3 billion in deposits.

We also actively seek to obtain municipal deposits. At June 30, 2014, public funds deposits totaled $545.3 million. We have developed a program for the retention and management of public funds deposits. These deposits are from local government entities such as school districts, hospital districts, sheriff departments and other municipalities. Public funds deposit accounts are collateralized by FHLB letters of credit and by eligible government and government agency securities such as those issued by the FHLB, FFCB, Fannie Mae, and Freddie Mac. We believe that public funds provide a low cost and stable source of funding.

The interest rates paid by us on deposits are set at the direction of our executive management. Interest rates are determined based on our liquidity requirements, interest rates paid by our competitors, and our growth goals and applicable regulatory restrictions and requirements. At June 30, 2014, we had $21.0 million in brokered deposits.

Investments

Our investment policy is to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk and to meet pledging requirements for our public funds and other borrowings. Our investment securities consist of: (1) U.S. Treasury obligations; (2) U.S. government agency obligations; (3) mortgage-backed securities; (4) corporate and other debt securities; (5) mutual funds and other equity securities and (6) municipal bonds. Our U.S. government agency securities, primarily consisting of government-sponsored enterprises, comprise the largest share of our investment securities, having a fair value of $408.7 million, of which $326.9 million were classified as available-for-sale and $81.8 million as held-to-maturity, at June 30, 2014.

The Bank’s management asset liability committee and board investment committee are responsible for regular review of our investment activities and the review and approval of our investment policy. These committees monitor our investment securities portfolio and direct our overall acquisition and allocation of funds, with the goal of structuring our portfolio such that our investment securities provide us with a stable source of income but without exposing us to an excessive degree of market risk. As of June 30, 2014, none of the securities in our investment portfolio were other than temporarily impaired.

Competition

We face intense competition both in making loans and attracting deposits. Our market areas in Louisiana have a high concentration of financial institutions, many of which are branches of large money center, super-regional and regional banks that have resulted from consolidation of the banking industry in Louisiana. Many of these competitors have greater resources than we do and may offer services that we do not provide, including more attractive pricing than we offer and more extensive branch networks for which they can offer their financial products.

Our larger competitors have a greater ability to finance wide-ranging advertising campaigns through their greater capital resources. Our marketing efforts depend heavily upon referrals from officers, directors and shareholders, selective advertising in local media and direct mail solicitations. We compete for business principally on the basis of personal service to customers, customer access to our officers and directors and competitive interest rates and fees.

In the financial services industry in recent years, intense market demands, technological and regulatory changes and economic pressures have eroded industry classifications that were once clearly defined. Financial institutions have been forced to diversify their services, increase rates paid on deposits and become more cost effective as a result of competition with one another and with new types of financial services companies, including non-banking competitors. Some of the results of these market dynamics in the financial services industry have been a number of new bank and non-bank competitors, increased merger activity, and increased customer awareness of product and service differences among competitors. These factors could affect our business prospects.

Employees

At June 30, 2014, we had 256 full-time and 23 part-time employees. None of our employees is represented by a collective bargaining group or are parties to a collective bargaining agreement. We believe that our relationship with our employees is good.

Subsidiaries

Other than our wholly-owned bank subsidiary, First Guaranty Bank, we have no subsidiaries.

Legal Proceedings

We are involved, from time to time, as plaintiff or defendant in various legal actions arising in the normal course of its business. At June 30, 2014, we were not involved in any material legal proceedings.

Properties

We operate 21 retail-banking centers. The following table sets forth certain information relating to each office. The net book value of premises and equipment at all branch locations at June 30, 2014 totaled $20.3 million.

Location	Use of Facilities	Year Facility Opened or Acquired	Owned/Leased
First Guaranty Square 400 East Thomas Street Hammond, LA 70401	First Guaranty Bank’s Main Office	1975	Owned

2111 West Thomas Street Hammond, LA 70401	Guaranty West Banking Center	1974	Owned

100 East Oak Street Amite, LA 70422	Amite Banking Center	1970	Owned

455 West Railroad Avenue Independence, LA 70443	Independence Banking Center	1979	Owned

301 Avenue F Kentwood, LA 70444	Kentwood Banking Center	1975	Owned

189 Burt Blvd Benton, LA 71006	Benton Banking Center	2010	Owned

126 South Hwy. 1 Oil City, LA 71061	Oil City Banking Center	1999	Owned

401 North 2nd Street Homer, LA 71040	Homer Main Banking Center	1999	Owned

10065 Hwy 79 Haynesville, LA 71038	Haynesville Banking Center	1999	Owned

117 East Hico Street Dubach, LA 71235	Dubach Banking Center	1999	Owned

102 East Louisiana Avenue Vivian, LA 71082	Vivian Banking Center	1999	Owned

500 North Cary Jennings, LA 70546	Jennings Banking Center	1999	Owned

799 West Summers Drive Abbeville, LA 70510	Abbeville Banking Center	1999	Owned

105 Berryland Ponchatoula, LA 70454	Berryland Banking Center	2004	Leased

2231 S. Range Avenue Denham Springs, LA 70726	Denham Springs Banking Center	2005	Owned

195 North 6th Street Ponchatoula, LA 70454	Ponchatoula Banking Center(1)	2007	Owned

29815 Walker Rd S Walker, LA 70441	Walker Banking Center	2007	Owned

6151 Hwy 10 Greensburg, LA 70441	Greensburg Banking Center	2011	Owned

723 Avenue G Kentwood, LA 70444	Kentwood West Banking Center	2011	Owned

35651 Hwy 16 Montpelier, LA 70422	Montpelier Banking Center	2011	Owned

33818 Hwy 16 Denham Springs, LA 70706	Watson Banking Center	2011	Owned

(1)	We intend to close this branch and open a new banking center on property that we own located at 500 West Pine Street, Ponchatoula, LA 70454, which is expected to occur in the third quarter of 2015.

SUPERVISION AND REGULATION

General

First Guaranty Bank is a Louisiana-chartered commercial bank and is the wholly-owned subsidiary of First Guaranty Bancshares, a Louisiana-chartered banking holding company. First Guaranty Bank’s deposits are insured up to applicable limits by the FDIC. First Guaranty Bank is subject to extensive regulation by the OFI, as its chartering agency, and by the FDIC, its primary federal regulator and deposit insurer. First Guaranty Bank is required to file reports with, and is periodically examined by, the FDIC and the OFI concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. As a registered bank holding company, First Guaranty Bancshares is regulated by the Federal Reserve Board.

The regulatory and supervisory structure establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of depositors and the deposit insurance funds, rather than for the protection of shareholders and creditors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies concerning the establishment of deposit insurance assessment fees, classification of assets and establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Louisiana legislature, the OFI, the FDIC, the Federal Reserve Board or the United States Congress, could have a material adverse impact on the financial condition and results of operations of First Guaranty Bancshares and First Guaranty Bank. As is further described below, the Dodd-Frank Act has significantly changed the bank regulatory structure and may affect the lending, investment and general operating activities of depository institutions and their holding companies.

Set forth below is a summary of certain material statutory and regulatory requirements applicable to First Guaranty Bancshares and First Guaranty Bank. The summary is not intended to be a complete description of such statutes and regulations and their effects on First Guaranty Bancshares and First Guaranty Bank.

The Dodd-Frank Act

The Dodd-Frank Act significantly changed bank regulation and has affected the lending, investment, trading and operating activities of depository institutions and their holding companies. The Dodd-Frank Act also created the CFPB with extensive powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The CFPB also has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, such as First Guaranty Bank, will continue to be examined by their applicable federal bank regulators. The Dodd-Frank Act also gave state attorneys general the ability to enforce applicable federal consumer protection laws.

The Dodd-Frank Act broadened the base for FDIC assessments for deposit insurance, permanently increasing the maximum amount of deposit insurance to $250,000 per depositor. The Dodd-Frank Act also, among other things, requires originators of certain securitized loans to retain a portion of the credit risk, stipulates regulatory rate-setting for certain debit card interchange fees, repeals restrictions on the payment of interest on commercial demand deposits and contains a number of reforms related to mortgage originations. The Dodd-Frank Act increased the ability of shareholders to influence boards of directors by requiring companies to give shareholders a non-binding vote on executive compensation and so-called “golden parachute” payments. The Dodd-Frank Act also directed the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to company executives, regardless of whether the company is publicly traded or not.

Many of the provisions of the Dodd-Frank Act are subject to delayed effective dates or require the implementing regulations and, therefore, their impact on our operations cannot be fully determined at this time. However, it is likely that the Dodd-Frank Act will increase the regulatory burden, operating costs, compliance costs and interest expense for First Guaranty Bank and First Guaranty Bancshares.

SBLF Participation

On September 22, 2011, we entered into a Securities Purchase Agreement with the U.S. Treasury pursuant to which the we sold to the U.S. Treasury 39,435 shares of our Series C Preferred Stock, having a liquidation amount of $1,000 per share for aggregate proceeds of $39.4 million. This transaction was entered into as part of the SBLF.

The Series C Preferred Stock is entitled to receive non-cumulative dividends payable quarterly, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The dividend rate, which is calculated on the aggregate liquidation amount, was initially set at 4.2% per annum based upon the level of “Qualified Small Business Lending”, or “QSBL” (as defined in the Securities Purchase Agreement) by First Guaranty Bank. The dividend rate for dividend periods subsequent to the initial period is set based upon the “Percentage Change in Qualified Lending” (as defined in the Securities Purchase Agreement) between each dividend period and the “Baseline” QSBL level. Such dividend rate may vary from 1% per annum to 5% per annum for the second through tenth dividend periods, and from 1% per annum to 7% per annum for the eleventh through the first half of the nineteenth dividend periods. If the Series C Preferred Stock remains outstanding for more than four-and-one-half years, the dividend rate will be fixed at 9.0% annually. Prior to that time, in general, the dividend rate decreases as the level of First Guaranty Bank’s QSBL increases. Our dividend rate at June 30, 2014 was 1.0%. Such dividends are not cumulative, but we may only declare and pay dividends on our common stock (or any other equity securities junior to the Series C Preferred Stock) if we have declared and paid dividends for the current dividend period on the Series C Preferred Stock. We also are subject to other restrictions on our ability to repurchase or redeem other securities.

We may redeem the shares of Series C Preferred Stock, in whole or in part, at any time at a redemption price equal to the sum of the liquidation amount per share and the per-share amount of any unpaid dividends for the then-current period, subject to any required prior approval by the FDIC. We do not presently intend to repay SBLF in connection with the completion of the conversion. The SBLF requires us to file quarterly reports on QSBL lending, which must be audited annually. We must also make outreach efforts and advertise the availability of QSBL to organizations and individuals who represent minorities, women and veterans. We must annually certify that no business loans are made to principals of businesses who have been convicted of a sex crime against a minor. Finally, the SBLF requires us to file quarterly, annual and other reports provided to shareholders concurrently with the U.S. Treasury.

Simultaneously with the closing of the SBLF transaction on September 22, 2011, we exited our participation in the Troubled Asset Relief Program (“TARP”). Pursuant to our exit, we redeemed (repurchased) from the U.S. Treasury, largely using proceeds received from the issuance of the Series C Preferred Stock, all 2,069.9 shares of our Series A Preferred Stock and 103 shares of our

Series B Preferred Stock, each having a liquidation amount per share equal to $10,000. The total redemption price of our TARP Series A Preferred Stock and Series B Preferred Stock, including all dividends paid to the U.S. Treasury, was approximately $20.8 million.

Memorandum of Understanding

On August 21, 2012, we entered into a Memorandum of Understanding (the “MOU”) with the FDIC and the OFI. The MOU was issued in connection with certain improvements to our operations, including but not limited to enhancements to interest rate risk management and improving asset quality and corporate governance. On October 14, 2014, we were informed by the FDIC and the OFI that the MOU was terminated, indicating that we had complied with the terms of the MOU.

Board Resolutions Requested by the Federal Reserve Bank

The Federal Reserve Bank requested that the board of directors adopt resolutions relating to certain operations of First Guaranty Bancshares. The board resolutions require written approvals from the Federal Reserve Bank and the OFI prior to the declaration or payment of dividends, any increase in debt, the stock repurchase or redemption of holding company stock or paying any distribution on subordinated debentures or trust preferred securities. Our board adopted the resolutions requested by the Federal Reserve Bank on December 20, 2012. Approvals have been received from the Federal Reserve Bank and the OFI to pay dividends to our shareholders for every quarter since December 20, 2012. We cannot determine when we will no longer be subject to the conditions of the board resolutions.

Louisiana Bank Regulation

As a Louisiana-chartered bank, First Guaranty Bank is subject to the regulation and supervision of the OFI. Under Louisiana law, First Guaranty Bank may establish additional branch offices within Louisiana, subject to the approval of OFI. After the Dodd-Frank Act, we can also establish additional branch offices outside of Louisiana, subject to prior regulatory approval, as long as the laws of the state where the branch is to be located would permit such expansion. In addition, First Guaranty Bank is the primary source of our dividend payments, and our ability to pay dividends will be subject to any restrictions applicable to the Bank. Under Louisiana law, a Louisiana bank may not pay cash dividends unless the bank has unimpaired surplus equal to 50% of its outstanding capital stock, both before and after giving effect to the dividend payment. Subject to satisfying such requirement, First Guaranty Bank may pay dividends to us without the approval of the OFI so long as the amount of the dividend does not exceed its net profits earned during the current year combined with its retained earnings for the immediately preceding year. The OFI must approve any proposed dividend in excess of this threshold.

Federal Regulations

Capital Requirements. Under the FDIC’s regulations, federally insured state-chartered banks that are not members of the Federal Reserve System (“state non-member banks”), such as First Guaranty Bank, are required to comply with minimum leverage capital requirements. For an institution not anticipating or experiencing significant growth and deemed by the FDIC to be, in general, a strong banking organization rated composite 1 under Uniform Financial Institutions Ranking System, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3.0%. For all other institutions, the minimum leverage capital ratio is not less than 4.0%. Tier 1 capital is the sum of common shareholders’ equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

FDIC regulations also require state non-member banks to maintain certain ratios of regulatory capital to regulatory risk-weighted assets, or “risk-based capital ratios.” Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0.0% to 100.0%. State non-member banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8.0%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock, subordinated debentures and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution’s Tier 1 capital.

In July, 2013, the FDIC and the other federal bank regulatory agencies issued a final rule to revise their risk-based and leverage capital requirements and their method for calculating risk-weighted assets, to make them consistent with the agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more, and top-tier savings and loan holding companies (“banking organizations”). Among other things, the rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also limits a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets. The final rule becomes effective for us on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016 and ending January 1, 2019, when the full capital conservation buffer requirement will be effective.

At June 30, 2014, First Guaranty Bank was well-capitalized based on FDIC guidelines.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and, more recently, safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Business and Investment Activities. Under federal law, all state-chartered FDIC-insured banks have been limited in their activities as principal and in their equity investments to the type and the amount authorized for national banks, notwithstanding state law. Federal law permits exceptions to these limitations. For example, certain state-chartered banks may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. The maximum permissible investment is the lesser of 100.0% of Tier 1 capital or the maximum amount permitted by Louisiana law.

The FDIC is also authorized to permit state banks to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the FDIC insurance fund. The FDIC has adopted regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 specified that a state bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a “financial subsidiary,” if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and generally a leverage ratio of 4.0% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or generally a leverage ratio of less than 4.0%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

“Undercapitalized” banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank’s compliance with such a plan must be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of additional measures, including, but not limited to, a required sale of sufficient voting stock to become adequately capitalized, a requirement to reduce total assets, cessation of taking deposits from correspondent banks, the dismissal of directors or officers and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

The recently adopted final rule that will increase regulatory capital requirements will adjust the prompt corrective action categories accordingly.

Transactions with Related Parties. Transactions between a bank (and, generally, its subsidiaries) and its related parties or affiliates are limited by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B of the Federal Reserve Act limit the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to 10% of such institution’s capital stock and surplus and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such institution’s capital stock and surplus. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and similar transactions. In addition, loans or other extensions of credit by the institution to the affiliate are required to be collateralized in accordance with specified requirements. The law also requires that affiliate transactions be on terms and conditions that are substantially the same, or at least as favorable to the institution, as those provided to non-affiliates.

First Guaranty Bank’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

•

be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

•	not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of First Guaranty Bank’s capital.

In addition, extensions of credit in excess of certain limits must be approved by First Guaranty Bank’s board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The FDIC has extensive enforcement authority over insured state banks, including First Guaranty Bank. That enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices. The FDIC also has authority under federal law to appoint a conservator or receiver for an insured bank under certain circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was “critically undercapitalized” on average during the calendar quarter beginning 270 days after the date on which the institution became “critically undercapitalized.”

Federal Insurance of Deposit Accounts. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor.

Under the FDIC’s risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other risk factors. Rates are based on each institution’s risk category and certain specified risk adjustments. Stronger institutions pay lower rates while riskier institutions pay higher rates.

The FDIC published a final rule under the Dodd-Frank Act to reform the deposit insurance assessment system. The rule redefined the assessment base used for calculating deposit insurance assessments effective April 1, 2011. Under the rule, assessments are based on an institution’s average consolidated total assets minus average tangible equity instead of total deposits. The rule revised the assessment rate schedule to establish assessments ranging from 2.5 to 45 basis points.

In addition to the FDIC assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended June 30, 2014, the annualized Financing Corporation assessment was equal to 0.62 of a basis point of total assets less tangible capital.
The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by June 30, 2020. It is intended that insured institutions with assets of $10 billion or more will fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC and the FDIC has exercised that discretion by establishing a long-term fund ratio of 2%.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of First Guaranty Bank. Management cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

Community Reinvestment Act. Under the CRA, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA does require the FDIC, in connection with its examination of a bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to establish or acquire branches and merger with other depository institutions. The CRA requires the FDIC to provide a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system. First Guaranty Bank’s latest FDIC CRA rating, dated June 28, 2013, was “satisfactory.”

Federal Reserve System. The Federal Reserve Board regulations require savings institutions to maintain non-interest-earning reserves against their transaction accounts (primarily negotiable order of withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $58.8 million; a 10% reserve ratio is applied above $58.8 million. The first $10.7 million of otherwise reservable balances are exempted from the reserve requirements. The amounts are adjusted annually. First Guaranty Bank complies with the foregoing requirements.

FHLB System. First Guaranty Bank is a member of the FHLB System, which consists of twelve regional FHLBs. The FHLB System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the FHLB, First Guaranty Bank is required to acquire and hold a specified amount of shares of capital stock in the FHLB. As of June 30, 2014, First Guaranty Bank complies with this requirement.

Other Regulations

Interest and other charges collected or contracted for by First Guaranty Bank are subject to state usury laws and federal laws concerning interest rates. First Guaranty Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one- to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

•

Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Truth in Savings Act; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of First Guaranty Bank also are subject to the:

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•

Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•

Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•

USA PATRIOT Act, which requires banks operating to, among other things, establish broadened anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

•

Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

As a bank holding company, we are subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the Federal Reserve Board. We are required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval would be required for us to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if it would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company.

A bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be closely related to banking are: (1) making or servicing loans; (2) performing certain data processing services; (3) providing securities brokerage services; (4) acting as fiduciary, investment or financial advisor; (5) leasing personal or real property under certain conditions; (6) making investments in corporations or projects designed primarily to promote community welfare; and (7) acquiring a savings association.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including depository institutions subsidiaries that are “well capitalized” and “well managed,” to opt to become a “financial holding company.” A “financial holding company” may engage in a broader array of financial activities than permitted a typical bank holding company. Such activities can include insurance underwriting and investment banking. We have not elected “financial holding company” status.

We are subject to the Federal Reserve Board’s consolidated capital adequacy guidelines for bank holding companies as we have more than $500 million in total assets.

A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. The Federal Reserve Board has adopted an exception to that approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. The Federal Reserve Board’s policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by using available resources to provide capital funds during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. The Dodd-Frank Act codified the source of strength policy and requires the promulgation of implementing regulations. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect our ability to pay dividends or otherwise engage in capital distributions.

The Federal Deposit Insurance Act makes depository institutions liable to the FDIC for losses suffered or anticipated by the insurance fund in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. That law would have potential applicability if we ever held as a separate subsidiary a depository institution in addition to the Bank.

We are affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management to accurately predict future changes in monetary policy or the effect of such changes on our business or financial condition.

Federal Securities Laws

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the shares of common stock to be issued pursuant to the stock offering. Our common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. We are subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration under the Securities Act of 1933 of shares of common stock to be issued in the stock offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not our affiliates may be resold without registration. Shares purchased by our affiliates will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If we meet the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of ours that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares, or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, we may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our Chief Executive Officer and Chief Financial Officer will be required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the board of directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting. We have prepared policies, procedures and systems designed to ensure compliance with these regulations.

MANAGEMENT

General

Our Bylaws provide that the number of directors of First Guaranty Bancshares is determined from time to time by the board. Currently, the board has five members. Our shareholders elect our directors at the annual shareholders’ meeting. Directors are elected for a one-year term and hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified or until their earlier resignation or removal.

The board of directors of First Guaranty Bank has 19 members. All members of the board of directors of First Guaranty Bancshares serve as directors of First Guaranty Bank. In addition, each executive officer of First Guaranty Bancshares is also an executive officer of First Guaranty Bank.

Directors and Executive Officers First Guaranty Bancshares

The following table states our directors’ names, their ages, the years that they began serving as directors and when their current term as directors of First Guaranty Bancshares expires as of the date of this prospectus:

Name	Position(s) Held With First Guaranty Bancshares	Age	Director Since(1)	Current Term Expires
William K. Hood	Director	64	1977	2015
Glenda B. Glover	Director	61	2011	2015
Alton B. Lewis, Jr.	Vice Chairman of the Board, President and Chief Executive Officer	65	2002	2015
Marshall T. Reynolds	Chairman of the Board	78	1993	2015
Edgar R. Smith III	Director	51	2007	2015

(1)	Includes service as a director of First Guaranty Bank.

The following table sets forth information regarding our executive officers and their ages as of the date of this prospectus. The executive officers of First Guaranty Bancshares are elected annually.

Name	Age	Position
Alton B. Lewis, Jr.	65	President and Chief Executive Officer of First Guaranty Bancshares and First Guaranty Bank
Eric J. Dosch	36	Chief Financial Officer and Corporate Secretary of First Guaranty Bancshares and First Guaranty Bank

The Business Background of Our Directors and Executive Officers

The business experience for at least the past five years of each of our directors and executive officers is set forth below. With respect to directors, the biographies also contain information regarding the person’s experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Unless otherwise indicated, directors and executive officers have held their positions for the past five years.

Directors

William K. Hood. Mr. Hood has served as a director of First Guaranty Bancshares since its inception in July 2007 and has served as a director of First Guaranty Bank since 1977. Mr. Hood serves as President of Hood Automotive Group, a car dealership with locations in Hammond, Amite and Covington, Louisiana. In addition, Mr. Hood served as a director of Entergy Louisiana, Inc., an integrated energy company engaged in primarily electric power production and retail distribution options, from 1987 to 2010. Through his business activities and extensive management experience in running a business enterprise, we believe that Mr. Hood provides the board with valuable insight in overseeing our senior management team and has a strong sense of the business conditions in our market that is valuable to the board.

Glenda B. Glover. Dr. Glover has served as a director of First Guaranty Bancshares and First Guaranty Bank since July 2011. Dr. Glover is currently the President of Tennessee State University. She was the Dean of the College of Business of Jackson State University from 1994 to December 2012. Dr. Glover currently is a Director of Pinnacle Financial Corporation and is a past director for American Learning Corporation and Alternate Energy Holdings, Inc. She served as a Director of The Student Loan Corporation from May 1998 through December 2010, a Director of Lenox Group Inc. from May 2004 to December 2010 and former International Treasurer and member of the board of directors of Alpha Kappa Alpha Sorority, Inc. from 2006 to July 2010 and currently serves as International Vice President. She also is the former Chairperson of the Jackson (MS) Airport Authority Board of Commissioners. Dr. Glover holds a Ph.D. in Business from George Washington University and her JD from Georgetown University Law Center. She is one of few African American women to hold the Ph.D-JD-CPA combination in the nation. She holds a BS in Mathematics from Tennessee State University and an MBA from Clark-Atlanta University. We believe that Dr. Glover is a valuable member of our board and as a certified public accountant; she is the Chairperson of our audit committee and is our audit committee financial expert.

Alton B. Lewis, Jr. Mr. Lewis has been Vice Chairman, President and Chief Executive Officer of First Guaranty Bancshares and First Guaranty Bank since January 1, 2013. He has served as Vice Chairman and Chief Executive Officer since October 1, 2009. Prior to joining First Guaranty Bancshares and First Guaranty Bank, Mr. Lewis was a partner of Cashe, Lewis, Coudrain & Sandage, and its predecessor, from January 1980 to September 30, 2009. Mr. Lewis’ prior experience of providing legal counsel to various Louisiana corporations and small businesses, legal acumen and experience serving as a managing partner of a law firm led to his selection as a director.

Marshall T. Reynolds. Mr. Reynolds has served as Chairman of the Board of Directors of First Guaranty Bancshares since its inception in July 2007, and has served as Chairman of the Board of Directors of First Guaranty Bank since May 1996. Mr. Reynolds has served as Chairman and Chief Executive Officer of Champion Industries, Inc., a commercial printer, business form manufacturer and supplier of office products and furniture since 1992, and sole shareholder from 1972 to 1993; President and General Manager of The Harrah & Reynolds Corporation, since 1964 (and sole shareholder since 1972); Chairman of the Board of Directors of Pullman Plaza Hotel in Huntington, West Virginia; Chairman of the Board of Directors of McCorkle Machine and Engineering Company in Huntington, West Virginia; Chairman of the Board of Directors of Premier Financial Bancorp, Inc. in Huntington, West Virginia; member of the board of directors of Summit State Bank in Santa Rosa, California and Chairman of the Board of Directors of Energy Services of America Corporation in Huntington, West Virginia. Mr. Reynolds previously served as Chairman of the Board of Directors of BankOne West Virginia Corporation (formerly Key Centurion Bancshares, Inc.) and as a member of the board of directors of First State Financial Corporation in Sarasota, Florida and Abigail Adams National Bancorp, Inc. in Washington, D.C. We believe that Mr. Reynolds’ successful career as a business leader and experience on the board of directors of financial institutions qualifies him to serve on our board of directors as Chairman.

Edgar R. Smith III. Mr. Smith was appointed to the board of directors of First Guaranty Bancshares on October 16, 2014. He is a member of the board of directors of First Guaranty Bank since February 2007. Mr. Smith currently serves as Chairman and Chief Executive Officer of Smitty’s Supply, Inc., a leading manufacturer and distributor of oil and gasoline lubricants and related products. He served as Chief Executive Officer since 1999 and became Chairman in 2012. Mr. Smith is also Chairman, President and Chief Executive Officer of Latch Oil, Inc., a manufacturer and distributor of oil lubricants and related products in Jasper, Texas since 2013, sole shareholder and Chairman of Cam2 International, LLC, which markets a complete line of oil and gas lubricants, since 2014, and President of Big 4 Trucking, a freight shipping and trucking company, since 2012. We believe that Mr. Smith’s successful career as a business leader and extensive experience running various business enterprises qualifies him to serve on our board.

Executive Officers Who Are Not Directors

Eric J. Dosch. Mr. Dosch has served as Chief Financial Officer of First Guaranty Bancshares and First Guaranty Bank since May 2010. Mr. Dosch has been employed with First Guaranty Bank since 2003, where he previously served as Chief Credit Officer and held positions in commercial lending and credit. Prior to joining First Guaranty Bank, Mr. Dosch was a financial analyst with Livingston & Jefferson, a private asset management firm located in Cincinnati, Ohio. Mr. Dosch is a CFA® Charterholder and a graduate from The Graduate School of Banking at Louisiana State University. Mr. Dosch obtained his undergraduate degree from Duke University in 2001.

Board Independence

The board of directors determines the independence of each director in accordance with the NASDAQ Stock Market rules, which include all elements of independence as set forth in the listing requirements for NASDAQ securities. The board of directors has determined that all of our directors are “independent” within the meaning of such standards, with the exception of Mr. Lewis. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Mr. Reynolds, Mr. Hood, Dr. Glover and Mr. Smith do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors considered the current and prior relationships that each director has with First Guaranty Bancshares and First Guaranty Bank and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

In determining the independence of Mr. Hood, the board considered First Guaranty Bank’s payments of $60,000, $72,000, and $44,000 during 2013, 2012 and 2011, respectively, to Hood Automotive Group for the purchase and maintenance of company automobiles. Mr. Hood is the President of Hood Automotive Group.

Committees of the Board of Directors

To assist in the performance of its responsibilities, our board of directors has established the following standing committees: (1) an audit committee; (2) a compensation committee and (3) a nominating and corporate governance committee. Prior to the completion of the offering, each of these committees will comply with the corporate governance requirements set forth under the NASDAQ Stock Market rules. The composition and responsibilities of each committee are described below.

Audit Committee

Upon the completion of this offering, our audit committee will consist of Dr. Glover, Mr. Hood and Mr. Smith, with Dr. Glover serving as chair of the audit committee. Our audit committee’s primary duties and responsibilities include:

•

appointing, compensating and monitoring the independence and performance of our independent registered public accounting firm, and when necessary, the dismissal of our independent registered public accounting firm;

•	monitoring the integrity of our accounting and financial reporting process and systems of internal controls;

•	monitoring the independence and performance of our internal auditors and outsourced internal audit consultants;

•	facilitating communication among our independent registered public accounting firm, management, internal auditors and the outsourced internal audit consultants; and

•	reviewing and approving the scope of the annual audit, the audit fee and the financial statements and pre-approving all auditing and permitted non-audit services.

Our audit committee is composed solely of members who satisfy the independence and other requirements of the SEC and the NASDAQ Stock Market rules for service on the audit committee. In addition, our board of directors has determined that Dr. Glover qualifies as an “audit committee financial expert” as defined in the SEC rules. Our audit committee has adopted a charter, which is available on our website at www.fgb.net.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of Mr. Reynolds and Mr. Hood. Our compensation committee’s primary duties and responsibilities include overseeing our compensation program for our executives and directors, including our compensation structure, policies and programs (including benefit plans).

Our board of directors has evaluated the independence of the members of our compensation committee and has determined that each member satisfies the applicable independence requirements of the SEC and the NASDAQ Stock Market rules for compensation committees. The compensation committee has adopted a charter, which prior to the completion of the offering will be available on our website at www.fgb.net.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of Mr. Reynolds and Mr. Smith. The committee oversees the process for selecting and nominating persons for election as directors and administers our corporate governance policies, including our code of conduct and code of ethics. The committee also determines the size and composition of our board and its committees.

When evaluating director candidates, the committee’s objective is to assemble a board composed of individuals with diverse perspectives and skills derived from high quality business and professional experience. The criteria includes, among other things:

•	the appropriate size of our board of directors;

•	our needs with respect to the particular talents and experience of our directors;

•	the knowledge, skills and experience of nominees, including experience in technology, business, finance, administration or public service;

•	experience with accounting rules and practices;

•	appreciation of our relationship to the changing needs of society; and

•	the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

Although the board has not adopted a formal policy regarding the consideration of diversity when evaluating director candidates, the board considers the requisite expertise and diverse backgrounds of its overall membership composition.

Our board of directors has evaluated the independence of the members of our nominating and corporate governance committee and has determined that each member satisfies the applicable independence requirements of the NASDAQ Stock Market rules for independent director oversight of director nominations. Our nominating and corporate governance committee has adopted a charter, which is available on our website at www.fgb.net.

Director Compensation

We pay fees to our non-employee directors for their participation in board and committee meetings held throughout the year. Directors who are also employees do not receive additional compensation for their service as directors. For the year ended December 31, 2013, our non-employee directors were paid $600 for each board meeting attended (including Bank board meetings). In addition, non-employee directors were paid $125 for each committee meeting attended (including Bank committee meetings) and $300 for each Bank loan committee meeting attended.

The following table is a summary of the compensation for each of our non-employee directors for the year ended December 31, 2013.

Director Compensation
Name	Fees Earned or Paid in Cash ($)	All Other Compensation(1) ($)	Total ($)
William K. Hood, Jr.	31,768	—	31,768
Glenda B. Glover	13,100	—	13,100
Marshall T. Reynolds	17,275	—	17,275

(1)	No director received any perquisites or benefits, in the aggregate, that was equal to or greater than $10,000.

Code of Ethics and Business Conduct

We have adopted a Code of Conduct applicable to all directors, officers and employees, as well as a separate Code of Ethics for our senior financial officers. Our Code of Conduct and Code of Ethics are available on our website at www.fgb.net.

EXECUTIVE COMPENSATION

Summary Compensation Table. The table below summarizes the total compensation paid to, or earned by, Mr. Lewis, who serves as our Vice Chairman, President and Chief Executive Officer and Mr. Dosch, who serves as our Chief Financial Officer for the years ended December 31, 2013 and 2012. We refer to these individuals as “named executive officers.”

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	All Other Compensation(2) ($)	Total ($)
Alton B. Lewis, Jr.	2013	282,500	25,115	10,896	318,511
Vice Chairman, President and Chief Executive Officer	2012	272,500	19,726	8,180	300,406

Eric J. Dosch	2013	116,703	17,625	1,582	135,910
Chief Financial Officer	2012	111,145	16,587	1,476	129,208

(1)	Includes a discretionary bonus of $4,547 and $4,547 in 2013 for Messrs. Lewis and Dosch, respectively, that was paid in the form of First Guaranty Bancshares common stock, the value of which is equal to the fair market value of the common stock on payment date.
(2)	Includes employer matching contributions to the 401(k) plan in the amounts of $3,825 for Mr. Lewis and $106 for Mr. Dosch for the year ended December 31, 2013. Also includes premiums paid for excess group life insurance coverage for Mr. Lewis in the amount of $6,681 and for Mr. Dosch in the amount of $1,476 for the year ended December 31, 2013. Neither named executive officer received any perquisites or benefits, in the aggregate, that was equal to or greater than $10,000.

In 2013, our named executive officers received a combination of base salary, annual cash bonuses and stock bonuses, in addition to other benefits. The performance of the named executive officers in managing First Guaranty Bancshares and First Guaranty Bank, when considered in light of general economic, specific company, industry and competitive conditions, is the basis for determining their overall compensation.

The compensation committee determined the total compensation for each named executive officer for 2013. Compensation is paid based on the named executive officers’ individual and departmental performance, as well as our overall performance. In assessing our performance for compensation purposes, numerous factors were considered, including earnings during the past year relative to budget plans, asset growth, business plans for our future direction, and our safety and soundness. Compensation paid by other financial institutions in our geographic market area, with similar asset size, is also considered by the compensation committee. An assessment of each individual executive’s performance is based on the executive’s responsibilities and a determination of the named executive officer’s contribution to our performance and the accomplishment of our strategic goals.

We do not maintain any employment, change in control or other severance agreements or arrangements with our named executive officers.

Base Salary. Base salary is paid in order to provide each named executive officer with sufficient, regularly-paid income that is commensurate with his knowledge, skills and abilities necessary to execute his job duties and responsibilities. The base salaries for Messrs. Lewis and Dosch for 2013 were based on the above factors, including our current financial performance as measured by earnings, asset growth, and overall financial soundness. Additional considerations were their leadership in setting high standards for financial performance, motivating management and continued involvement in community affairs.

Cash Bonuses. Bonuses are discretionary and are generally awarded to the named executive officers based on the extent to which we achieve annual performance objectives established by the compensation committee. Bonuses are determined by the committee following a year-end assessment of our financial performance. The performance criteria used by the committee to determine the bonuses are not established until the end of the year and are not necessarily communicated to the officers. Company performance objectives may include net income, return on average assets (“ROAA”) and return on average equity (“ROAE”) goals. ROAA measures management’s overall effectiveness at managing and investing the Company’s assets. ROAE measures the net after-tax return provided to the Company’s shareholders. Based on the foregoing, Messrs. Lewis and Dosch earned a cash bonus of $15,000 and $10,000, respectively, for the year ended December 31, 2013.

In addition, Messrs. Lewis and Dosch received a holiday bonus of $5,568 and $3,078, respectively, which represents one week of base pay. This holiday bonus was payable to all employees of the Bank.

Stock Bonuses. The Bank paid quarterly bonuses in the form of Company common stock to employees, including named executive officers, as a part of a broad-based employee bonus program. These bonus payments do not have a vesting requirement or any other restrictions and are expensed as awarded based on the fair value of the stock. The Company has historically purchased common stock in the open market to satisfy the awards. These bonus payments are typically issued based on employee performance, and are discretionary and are not governed under a stock plan. During the year ended December 31, 2013, Messrs. Lewis and Dosch each received 232 shares in the form of stock bonuses.

Benefit Plans

401(k) Plan. First Guaranty Bank has adopted the First Guaranty Bank Savings Plan (the “401(k) Plan”), which is a qualified, tax-exempt profit sharing plan with a “cash or deferred” feature that is tax-qualified under Section 401(k) of the Internal Revenue Code. All employees who have attained age 21 with one year of service are eligible to participate in the 401(k) Plan.

Participants may elect to defer a percentage of their compensation each year instead of receiving that amount in cash, in an amount up to 20% of their compensation to the 401(k) Plan, provided that the amount deferred does not exceed $17,500 for 2014. In addition, for participants who are age 50 or older by the end of any taxable year, the participant may elect to defer additional amounts (called “catch-up contributions”) to the 401(k) Plan. The “catch-up contributions” may be made regardless of any other limitations on the amount that a participant may defer to the 401(k) Plan. The maximum “catch-up contribution” that a participant can make in 2014 is $5,500. For these purposes, “compensation” includes total compensation (including salary reduction contributions made under the 401(k) Plan), but does not include compensation in excess of $260,000 for 2014. In addition, First Guaranty Bank makes a discretionary matching contribution to the 401(k) Plan that is determined by First Guaranty Bank. The discretionary contribution is allocated among the participants’ accounts on the basis of each participant’s annual elective deferral contributions to the 401(k) Plan.

A participant is always 100% vested in his or her salary deferral contributions. However, a participant will vest at a rate of 25% per year, beginning after the completion of two years of service, such that the participant will become 100% vested upon the completion of five years of service. The vested portion of a participant’s account under the 401(k) Plan, together with investment earnings thereon, is normally distributed following retirement, death, disability or other termination of employment, in the form of a single lump-sum payment. Our common stock is not offered as an investment option under the 401(k) Plan.

ESOP. First Guaranty Bank maintains the First Guaranty Bank Employee Stock Ownership Plan (the “ESOP”), which is a tax-qualified defined contribution plan designed to invest primarily in employer securities. In October 2010, the ESOP was frozen such that no additional contributions were made to the ESOP thereafter. As of June 30, 2014, the ESOP held 16,420 shares of our common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND SELLING SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 30, 2014, by:

•	each person whom we know to own beneficially more than 5% of our common stock, including the selling shareholders;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of June 30, 2014. We do not have any stock options outstanding. The number of shares of common stock outstanding after this offering includes              shares of common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based on 6,291,332 shares of common stock outstanding as of                     , 2014, and              shares of common stock outstanding after the completion of this offering, which includes              shares that the selling shareholders are selling in this offering. Unless otherwise indicated, the address for each listed shareholder is: c/o First Guaranty Bancshares, Inc., 400 East Thomas Street, Hammond, Louisiana 70401. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned at June 30, 2014			Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number of Shares(9)	Percent	Shares to be Sold in the Offering	Number of Shares(9)	Percent, assuming no exercise of underwriters’ purchase option	Percent, assuming full exercise of underwriters’ purchase option
Directors:
William K. Hood(1)	401,716	6.4%
Glenda B. Glover	1,000	*
Alton B. Lewis, Jr.(2)	22,686	*
Marshall T. Reynolds(3)	1,643,878	26.1%
Edgar R. Smith III(4)	275,609	4.4%

Named Executive Officers:
Eric J. Dosch(5)	3,990	*

All directors and executive officers as a group (6 persons total)(6)	1,993,562	31.7%

Beneficial Owners:
Douglas V. Reynolds(7) P.O. Box 4040 Huntington, WV 25720	374,966	5.9%

Daniel P. Harrington(8) 30195 Chargrin Blvd., Ste 310-N Pepper Pike, OH 44124	381,570	6.1%

*	Indicates ownership of less than 1%.
(1)	Includes 42,442 shares owned by Hood Investments, LLC, 2,860 shares owned by Amite Mini Storage of which Mr. Hood is an affiliate, 3,636 shares owned by minors in which Mr. Hood is custodian, and 15,217 shares owned by WKH Management, Inc. as to which Mr. Hood exercises sole voting and investment power. Also includes 233,506 shares owned by Smith & Hood, LLC of which Mr. Hood is President and Chairman.
(2)	Includes 530 shares of which Mr. Lewis is a joint owner who has shared voting and investment power over such shares.
(3)	Includes 146,303 shares owned by Reynolds Capital Partners, LLP and 4,000 shares owned by Purple Cap, LLC, over all of which Mr. Reynolds has shared voting and investment power. Also includes 4,546 shares owned by Champion Leasing Corp., 5,166 shares owned by The Harrah & Reynolds Corporation and 11,998 shares owned by M. T. Reynolds Irrevocable Trust, over all of which Mr. Reynolds has sole voting and investment power. Also includes 9,532 shares owned by Mr. Reynolds’s wife who exercises sole voting and investment powers over such shares. Does not include 123,200 shares beneficially owned by Mr. Reynolds’ son, Jack Reynolds, and 374,966 shares beneficially owned by Mr. Reynolds’ son, Douglas V. Reynolds.
(4)	Includes 41,103 shares owned by Big 4 Investments of which Mr. Smith is President and 233,506 shares owned by Smith & Hood, LLC of which Mr. Smith is a co-owner.
(5)	Includes 250 shares owned by minors in which Mr. Dosch is custodian. Also includes 100 shares owned by Mr. Dosch’s spouse. 1,000 shares are pledged to secure a revolving line of credit with another financial institution.
(6)	Total number of shares includes only 233,506 shares with respect to the shares co-owned by Messrs. Hood and Smith through Smith & Hood, LLC.
(7)	Mr. Douglas V. Reynolds is the son of Mr. Marshall T. Reynolds.
(8)	Includes 371,505 shares owned by TVI Corp. of which Mr. Daniel P. Harrington is President and Director. The board of directors of TVI has voting and investment power over such shares. Also includes 6,107 shares owned by Brothers Capital Corp. over which Mr. Harrington has sole voting and investment power and 3,666 shares of which Mr. Harrington is a joint owner who has shared voting and investment power over such shares.
(9)	Beneficial ownership does not include any shares of common stock that may be purchased in this offering by the person listed (see “Underwriting—Directed Share Program”).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures Regarding Related Party Transactions

We have adopted written policies to comply with regulatory requirements and restrictions applicable to us, including Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by First Guaranty Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors, and principal shareholders).

In connection with this offering, we intend to supplement our related party transaction policy in order to comply with all applicable requirements of the NASDAQ Stock Market rules concerning related party transactions. Related party transactions will be referred for approval or ratification to our audit committee. In determining whether to approve a related party transaction, our audit committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the director’s, executive officer’s or related party’s interest in the transaction, the direct or indirect nature of the director’s, executive officer’s or related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer of the Company taking into account the size of the transaction and the financial position of the director, executive officer or related party, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other company policies.

Ordinary Banking Relationships

We have engaged, and expect to engage in the future, in banking transactions in the ordinary course of business with directors, officers, principal shareholders and their associates and/or immediate family members, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with persons not related to us and that do not involve more than the normal risk of collectability or present other unfavorable features.

At June 30, 2014, the aggregate funded amount of extensions of credit to directors, executive officers, principal shareholders and their associates was $13.3 million or approximately 9.8% of total equity. Unfunded commitments totaled $19.4 million.

Other Relationships

In addition to the above-described relationships, the following is a description of transactions since January 1, 2011, including currently proposed transactions to which we have been or are to be a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

•

First Guaranty Bank paid approximately $500,000, $600,000 and $600,000 in 2013, 2012 and 2011, respectively, for printing services and supplies and office furniture and equipment to Champion Graphic Communications (or subsidiary companies of Champion Industries, Inc.), a company of which Marshall T. Reynolds, our Chairman, is Chairman, President and Chief Executive Officer and has a controlling interest.

•

First Guaranty Bank paid insurance expenses of $2.4 million, $1.7 million and $1.5 million in 2013, 2012, and 2011, respectively, for its participation in a multiple employer health plan. Mr. Reynolds has an ownership interest in several of the participating employers in the multiple employer health plan.

•

First Guaranty Bank paid travel expenses to Sabre Transportation, Inc. of $49,000, 180,000 and $180,000 for 2013, 2012 and 2011, respectively. These expenses include utilization of an aircraft, fuel, air crew and ramp fees for the travel of certain directors and executive officers. The Harrah and Reynolds Corporation, a company of which Mr. Reynolds is President and Chief Executive Officer and sole shareholder, has controlling ownership interest in Sabre Transportation, Inc.

DESCRIPTION OF CAPITAL STOCK

The rights of shareholders of First Guaranty Bancshares are governed by the Louisiana Business Corporation Law and the Articles of Incorporation and Bylaws of First Guaranty Bancshares. The following discussion is not intended to be a complete statement of the rights of shareholders.

General

The Articles of Incorporation of First Guaranty Bancshares authorize the issuance of 100,600,000 shares of common stock, $1.00 par value per share, and 100,000 shares of preferred stock, $1,000.00 par value per share. As of June 30, 2014, there were 6,291,332 shares of First Guaranty Bancshares’ common stock outstanding and 39,435 shares of Series C Preferred Stock outstanding. There are no options or other rights outstanding to acquire First Guaranty Bancshares’ shares. All of our issued and outstanding shares are fully paid and non-assessable.

Common Stock

Voting Rights. All voting rights are vested in the holders of our common stock, subject to the issuance of preferred stock with voting rights. Any issuance by our preferred stock with voting rights following the offering may affect the voting rights of the holders of common stock. Except as discussed below in “Restrictions on Acquisition of First Guaranty Bancshares,” each holder of common stock will be entitled to one vote per share. Holders of our common stock are not entitled to cumulate their votes in the election of directors.

Dividends. Holders of our common stock will be entitled to receive and share equally in such dividends as the board of directors of the Company may declare out of funds legally available for such payments. If the Company issues preferred stock following the offering, holders of such stock may have a priority over holders of common stock with respect to the payment of dividends. Louisiana law prohibits distributions to shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Liquidation or Dissolution. In the event of a liquidation or dissolution of First Guaranty Bancshares, holders of our common stock and any participating preferred stock will be entitled to receive, after payment or provision for payment of all of our debts and liabilities and the preferential rights of, and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock, all of our assets available for distribution. If we issue preferred stock following the offering, holders of such stock may have a senior interest over holders of common stock in such a distribution.

No Preemptive or Redemption Rights. Holders of our common stock will not have any preemptive rights or redemption rights with respect to any shares of our capital stock that may be issued.

Preferred Stock

None of the shares of our authorized preferred stock will be issued as part of the offering. Under the Articles of Incorporation, our board of directors is authorized to issue preferred stock in series and to fix the powers, designations, preferences, or other rights of the shares of each such series and the qualifications, limitations, and restrictions thereof, without action by the shareholders. Preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights (including multiple voting rights and voting rights as a class), and may be convertible into shares of our common stock.

We previously issued 39,435 shares of Series C Preferred Stock to the U.S. Treasury in connection with our participation in the SBLF, for the purchase price of $39,435,000. All Series C Preferred Stock shares issued were outstanding at June 30, 2014.

Restrictions on Acquisition of First Guaranty Bancshares

The following is a general summary of the material provisions of our Articles of Incorporation and Bylaws and the Louisiana Business Corporation Law that may have an “anti-takeover effect.” Such provisions might discourage future takeover attempts by impeding efforts to acquire us or stock purchases in furtherance of such an acquisition.

Authorized Shares of Capital Stock. Our Articles of Incorporation authorizes the issuance of up to 100,600,000 shares of common stock and up to 100,000 shares of preferred stock. Shares of preferred stock with voting rights could be issued and would then represent an additional class of stock required to approve any proposed acquisition. This preferred stock, together with authorized but unissued shares of our common stock, could represent additional capital required to be purchased by an acquiror. Issuance of such additional shares may also dilute the voting interest of our shareholders.

Directors. The board of directors has the power to fill board vacancies, whether occurring by reason of an increase in the number of directors or by resignation, death, removal or otherwise, although the shareholders may fill vacancies at a special meeting called for that purpose before the board takes action. Our Bylaws provide that, in general, any shareholder desiring to make a nomination for the election of directors must submit written notice not less than 45 days or more than 90 days in advance of the meeting. The shareholders, by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote at an annual or special meeting of shareholders or by written consent of holders of a majority of shares outstanding, have the power to remove any and all directors at any time, with or without cause.

Actions by Shareholders. Our Bylaws provide that special meetings of the shareholders may be called only by the board of directors, the President, Chairman, Chief Executive Officer or the Secretary at the written request of the holders of at least one-fifth of all shares entitled to vote. The Bylaws provide that notice of shareholder proposals for new business to be considered at an annual meeting must be submitted, in general, not less than 30 or more than 90 days before the meeting.

Under the Louisiana Business Corporation law, any amendment of our Articles of Incorporation and any merger or other business combination that requires shareholder approval or statutory share exchange to which we are a party requires the approval of two-thirds of the shares present at a meeting of shareholders. In addition, the Louisiana Business Corporation Law also provides that if a proposed amendment to our Articles of Incorporation would adversely affect, within the meaning of the Louisiana Business Corporation Law, the shares of any class or series of our stock, then the amendment must also be approved by the holders of two-thirds of the shares of the class or series present at the meeting. In these cases, holders of more than one-third of the shares can defeat any such proposed action.

The board of directors may amend the Company’s Bylaws without shareholder approval.

State Anti-Takeover Laws. Sections 132 through 134 of the Louisiana Business Corporation Law (the “Fair Price Law”) prohibits us, unless certain conditions are met, from engaging in a business combination with an interested shareholder (a beneficial owner of 10% or more of our voting stock) or an affiliate of an interested shareholder if the rights of our outstanding shares would be altered or any of our outstanding shares would be converted or exchanged in the transaction. We could engage in such a business combination only if it is approved by our board of directors before the interested shareholder became an interested shareholder or if approved thereafter either by holders of at least two-thirds of our voting stock not beneficially owned by the interested shareholder or an affiliate or associate of the interested shareholder or by 80% of our total outstanding shares. In addition, we could proceed with the transaction without such enhanced shareholder approval if the transaction satisfies certain fair price requirements designed to assure that its shareholders receive consideration in the transaction not less than the highest price and the highest premium over market value paid for any shares by the interested shareholder in the two years preceding the announcement of the transaction or in the transaction in which it became an interested shareholder.

Our Articles of Incorporation provide that a control share acquisition of First Guaranty Bancshares will not be subject to the Louisiana Control Share Statute, L.S.A. R.S. 12:135 through 140.2.

Indemnification. Our Articles of Incorporation and Bylaws provide generally that we will indemnify and hold harmless, to the fullest extent permitted by Louisiana law, our directors and officers, as well as other persons who have served as directors, officers, fiduciaries or in other representative capacities, serving at our request in connection with any actual or threatened action, proceeding or investigation, subject to limited exceptions. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

Limitation of liability. Our Articles of Incorporation limit the personal liability of our directors in actions brought on our behalf or on behalf of our shareholders for monetary damages as a result of a director’s acts or omissions while acting in a capacity as a director, with certain exceptions. Our Articles of Incorporation do not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.

Listing

Shares of our common stock are quoted on OTCQB Marketplace under the symbol “FGBI.” We intend to have our common stock approved for listing on the NASDAQ Global Market under the trading symbol “FGBI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, shares of our common stock have been quoted on the OTCQB Marketplace under the symbol “FGBI.” Future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock. Moreover, given that only a limited number of shares will be available for sale shortly after this offering because of existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This could negatively affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Sale of Restricted Shares

Upon completion of this offering, we will have an aggregate of              shares of our common stock outstanding. (or              shares of our common stock if the underwriters exercise their option to purchase additional shares in full). Of these shares, the              shares of our common stock to be sold in this offering (or              shares of our common stock if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be subsequently acquired by any of our affiliates as that term is defined in Rule 144 under the Securities Act, and shares purchased by our directors, executive officers and business associates in the directed share program described below under “Underwriting—Directed Share Program.” The remaining              shares of our common stock outstanding (or              shares of our common stock if the underwriters exercise their option to purchase additional shares in full) will be restricted securities, as that term is defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions provided by Rule 144. As a result of the contractual 180-day lock-up described below, and the provisions of Rule 144, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.

After 90 days from the date of this prospectus.

After 180 days from the date of this prospectus (subject, in some cases, to volume limitations)

At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

In addition, at our request, the underwriters have reserved up to              shares of the              shares of common stock offered for sale pursuant to this prospectus for sale to some of our directors, executive officers, employees and business associates in a directed shares program. Any of these directed shares purchased by our executive officers and business associates, such as customers or suppliers, will be subject to a 180-day lock-up restriction. Accordingly, the number of shares freely transferable upon completion of this offering will be reduced by the number of directed shares purchased by our executive officers and business associates, and there will be a corresponding increase in the number of shares that become eligible for sale after 180 days from the date of this prospectus.

Rule 144

In general, all shares of our common stock held by our “affiliates” may only be sold in the public market in compliance with Rule 144 under the Securities Act. An “affiliate” under 144 is any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer of the securities such person holds. Our directors, executive officers, 10% shareholders and certain other persons are generally considered to be our “affiliates.” Upon completion of the offering, we expect that our affiliates will hold approximately     % of our outstanding common stock (or     % of our common stock if the underwriters exercise their option to purchase additional shares in full).

Under Rule 144, a person (or group of persons whose shares are aggregated) who is deemed to be our affiliate may sell within any three-month period a number of shares that does not exceed the greater of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering (assuming the underwriters do not exercise their option to purchase additional shares); or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable).

Lock-Up Agreements

We, the selling shareholders, our executive officers, and directors, and our controlling shareholders, who will own in the aggregate approximately              shares of our common stock after the offering, have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the completion of the offering. For additional information, see the “Underwriting—Lock-Up Agreements” section on page 131 of this prospectus. As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.

UNDERWRITING

We and the selling shareholders are offering the shares of our common stock described in this prospectus through several underwriters for whom Raymond James & Associates, Inc. is acting as representative. We and the selling shareholders have entered into an underwriting agreement dated the date of this prospectus, with Raymond James & Associates, Inc. as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters and each of the underwriters has agreed severally and not jointly to purchase the number of shares of common stock listed set forth opposite its name in the following table:

Names of Underwriters	Number of Shares
Raymond James & Associates, Inc.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at that price less a concession not in excess of $             per share. After the public offering of the shares of common stock, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters.

Option to Purchase Additional Shares of Common Stock

The selling shareholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus.

Commission and Discounts

The underwriters propose to offer shares of our common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and such

dealers may reallow, a concession not in excess of $             per share to other dealers. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters and the proceeds to us and the selling shareholders before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option:

	Per Share	Total No Exercise	Total Full Exercise
Public offering price
Underwriting discounts and commissions:
Proceeds to us, before expenses
Proceeds to the selling shareholders, before expenses

The estimated offering expenses payable by us, including the expenses of the selling shareholders but exclusive of the underwriting discounts and commissions are approximately $             million.

Indemnification and Contribution

We and the selling shareholders have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act and the Exchange Act. If we or the selling shareholders are unable to provide this indemnification, we or the selling shareholders, as applicable, will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Lock-Up Agreements

We, the selling shareholders, our executive officers and directors and our controlling shareholders, have agreed for a period of 180 days after the date of this prospectus, not to directly or indirectly: (a) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or take any other action, whether through derivative contracts, options or otherwise to reduce their financial risk of holding any of our securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any securities held or deemed to be beneficially owned by the person or entity without the prior written consent of the underwriter or (b) exercise or seek to exercise or effectuate in any manner any rights of any nature that the person or the entity has or may have hereafter to require us to register under the Securities Act, the sale, transfer or other disposition of any of the securities held or deemed to be beneficially owned by the person or entity, or to otherwise participate as a selling securityholder in any manner in any registration by us under the Securities Act. The foregoing restrictions shall not apply to the securities being offered in this prospectus.

In addition we have agreed that for 180 days after the date of this prospectus, we will not directly or indirectly without the prior written consent of the representative, (a) offer for sale, sell, pledge or otherwise dispose of any shares of common stock or securities convertible into or exchangeable for common stock (other than the common stock issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof or pursuant to currently outstanding options, warrants or rights), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date hereof), (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, (c) file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into our common stock or any other securities or (d) publicly disclose the intention to do any of the foregoing.

The 180 day lock-up periods described in the preceding paragraphs will automatically be extended if (a) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (b) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, then the lock-up periods shall automatically be extended and the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the underwriter waives, in writing, such extension. The representative may release any of the securities subject to these lock-up agreements at any time without notice.

The restrictions apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

Prior to this offering, shares of our common stock have been quoted on the OTCQB Marketplace under the symbol “FGBI.” In connection with this offering, we have applied to list our common stock on NASDAQ Global Market under the symbol “FGBI.” The public offering price will be negotiated among us, the selling shareholders and the representatives of the underwriters. In addition to prevailing market conditions, among the factors considered in determining the public offering price of the common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that the shares will not trade in the public market at or above the public offering price following the completion of the offering.

Listing

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol “FGBI.”

Price Stabilization, Short Positions and Penalty Bids

Until this offering is completed, SEC rules may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules and in accordance with Regulation M under the Securities Act, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. A short sale is covered if the short position is no greater than the number of shares of our common stock available for purchase by the underwriters under the over-allotment option described above. The underwriters can close out a covered short sale by exercising the option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares of our common stock to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares of our common stock compared to the price available under the option to purchase additional shares of our common stock. The underwriters may also sell shares of our common stock in excess of the option to purchase additional shares of common stock, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of our common stock in the open market to stabilize the price of the shares of our common stock. The underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the shares of our common stock in the offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of the shares of our common stock. These activities may raise or maintain the market price of the shares of our common stock above independent market levels or prevent or retard a decline in the market price of the shares of our common stock.

In connection with this transaction, the underwriters may engage in passive market making transactions in the shares of our common stock, prior to the pricing and completion of this offering. Passive market making is permitted by Regulation M of the Securities Act and consists of displaying bids no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the shares of our common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the shares of common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares of our common stock. As a result the price of the shares of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the public offering price, up to              shares of common stock offered by this prospectus for sale to our directors, officers, employees and related persons. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking and other services for us and our affiliates in the ordinary course of their business, for which they have received, or may receive, customary compensation, fees, commissions and expense reimbursement.

LEGAL MATTERS

The validity of our common stock offered pursuant to this prospectus will be passed upon for us by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C. Certain legal matters related to the offering will be passed upon for the underwriters by Day Pitney LLP, Parsippany, New Jersey.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2013 and December 31, 2012 and for the years then ended appearing in this prospectus and registration statement have been audited by Castaing, Hussey & Lolan, LLC, New Iberia, Louisiana, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can obtain a copy of the registration statement and its exhibits from the SEC at the address listed below or from the SEC’s website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Our SEC filings are also available at the SEC’s website at http://www.sec.gov. In addition, we maintain a website that contains information about us at http://www.fgb.net. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS (unaudited)

(dollars in thousands)	June 30, 2014	December 31, 2013
Assets
Cash and Cash Equivalents:
Cash and due from banks	$22,241	$60,819
Federal funds sold	268	665

Cash and Cash Equivalents	22,509	61,484

Interest-earning time deposits with banks	7,997	747

Investment Securities:
Available for sale, at fair value	529,081	484,211
Held to maturity, at cost (estimated fair value of $141,689 and $141,642, respectively)	145,047	150,293

Investment Securities	674,128	634,504

Federal Home Loan Bank stock, at cost	589	1,835
Loans held for sale	80	88

Loans, net of unearned income	736,220	703,166
Less: allowance for loan losses	8,415	10,355

Net Loans	727,805	692,811

Premises and equipment, net	20,324	19,612
Goodwill	1,999	1,999
Intangible assets, net	1,901	2,073
Other real estate, net	860	3,357
Accrued interest receivable	6,295	6,258
Other assets	6,803	11,673

Total Assets	$1,471,290	$1,436,441

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand	$201,930	$204,291
Interest-bearing demand	391,507	391,350
Savings	69,052	65,445
Time	665,592	642,013

Total Deposits	1,328,081	1,303,099

Short-term borrowings	1,800	5,788
Accrued interest payable	2,281	2,364
Long-term borrowings	1,755	500
Other liabilities	2,147	1,285

Total Liabilities	1,336,064	1,313,036

Shareholders’ Equity
Preferred Stock:
Series C—$1,000 par value—authorized 39,435 shares; issued and outstanding 39,435	39,435	39,435
Common Stock:
$1 par value—authorized 100,600,000 shares, issued 6,294,227 shares	6,294	6,294
Surplus	39,387	39,387
Treasury stock, at cost, 2,895 shares	(54)	(54)
Retained earnings	50,722	47,477
Accumulated other comprehensive (loss) income	(558)	(9,134)

Total Shareholders’ Equity	135,226	123,405

Total Liabilities and Shareholders’ Equity	$1,471,290	$1,436,441

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

	Six Months Ended June 30,
(in thousands except share data)	2014	2013
Interest Income:
Loans (including fees)	$19,485	$18,285
Deposits with other banks	81	91
Securities (including FHLB stock)	6,624	6,604
Federal funds sold	—	1

Total Interest Income	26,190	24,981

Interest Expense:
Demand deposits	683	682
Savings deposits	16	25
Time deposits	3,925	4,991
Borrowings	58	75

Total Interest Expense	4,682	5,773

Net Interest Income	21,508	19,208
Less: Provision for loan losses	657	1,704

Net Interest Income after Provision for Loan Losses	20,851	17,504

Noninterest Income:
Service charges, commissions and fees	2,152	2,322
Net gains on securities	209	1,544
Net gains on sale of loans	(7)	2
Other	762	673

Total Noninterest Income	3,116	4,541

Noninterest Expense:
Salaries and employee benefits	7,784	7,173
Occupancy and equipment expense	2,002	1,985
Other	5,940	6,408

Total Noninterest Expense	15,726	15,566

Income Before Income Taxes	8,241	6,479
Less: Provision for Income Taxes	2,786	2,258

Net Income	5,455	4,221
Preferred stock dividends	(197)	(486)

Income Available to Common Shareholders	$5,258	$3,735

Per Common Share:
Cash dividends paid	$0.32	$0.32
Earnings	$0.84	$0.59
Weighted Average Common Shares Outstanding	6,291,332	6,291,332

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

	Six Months Ended June 30,
(in thousands)	2014	2013
Net Income:	$5,455	$4,221
Other Comprehensive Income:
Unrealized (Losses) Gain on Securities:
Unrealized holding gains (losses) arising during the period	13,203	(16,371)
Reclassification adjustments for gains included in net income	(209)	(1,544)

Change in Unrealized (Losses) Gains on Securities	12,994	(17,915)
Tax impact	(4,418)	6,091

Other Comprehensive Income (Loss)	8,576	(11,824)

Comprehensive Income (Loss)	$14,031	$(7,603)

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

(dollars in thousands)	Series C Preferred Stock $1000 Par	Common Stock $1 Par	Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance December 31, 2012	$39,435	$6,294	$39,387	$(54)	$43,071	$6,048	$134,181
Net income	—	—	—	—	4,221	—	4,221
Other comprehensive income (loss)	—	—	—	—	—	(11,824)	(11,824)
Cash dividends on common stock (0.32 per share)	—	—	—	—	(2,013)	—	(2,013)
Preferred stock dividend	—	—	—	—	(486)	—	(486)

Balance June 30, 2013 (unaudited)	$39,435	$6,294	$39,387	$(54)	$44,793	$(5,776)	$124,079

Balance December 31, 2013	$39,435	$6,294	$39,387	$(54)	$47,477	$(9,134)	$123,405
Net income	—	—	—	—	5,455	—	5,455
Other comprehensive income (loss)	—	—	—	—	—	8,576	8,576
Cash dividends on common stock (0.32 per share)	—	—	—	—	(2,013)	—	(2,013)
Preferred stock dividend	—	—	—	—	(197)	—	(197)

Balance June 30, 2014 (unaudited)	$39,435	$6,294	$39,387	$(54)	$50,722	$(558)	$135,226

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Six Months Ended June 30,
(in thousands)	2014	2013
Cash Flows from Operating Activities:
Net income	$5,455	$4,221
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	657	1,704
Depreciation and amortization	1,086	1,051
Amortization/Accretion of investments	983	1,027
Gain on calls and sales of securities	(209)	(1,544)
Gain on sale assets	(10)	(17)
ORE writedowns and loss on disposition	469	113
Net decrease in loans held for sale	8	557
FHLB stock dividends	(2)	(2)
Change in other assets and liabilities, net	1,133	3,502

Net Cash Provided By Operating Activities	9,570	10,612

Cash Flows from Investing Activities:
Funds invested in certificates of deposits	(7,250)	(250)
Proceeds from maturities and calls of HTM securities	5,141	11,089
Proceeds from maturities, calls and sales of AFS securities	438,922	419,934
Funds invested in HTM securities	—	(107,616)
Funds Invested in AFS securities	(471,466)	(326,597)
Proceeds from sale/redemption of Federal Home Loan Bank stock	1,248	720
Funds invested in Federal Home Loan Bank stock	—	(720)
Net increase in loans	(36,323)	(60,496)
Purchases of premises and equipment	(1,608)	(1,111)
Proceeds from sales of premises and equipment	52	—
Proceeds from sales of other real estate owned	2,700	413

Net Cash Used In Investing Activities	(68,584)	(64,634)

Cash Flows from Financing Activities:
Net increase in deposits	24,982	10,236
Net (decrease) in federal funds purchased and short-term borrowings	(3,988)	14,639
Proceeds from long-term borrowings	1,555	—
Repayment of long-term borrowings	(300)	(300)
Dividends paid	(2,210)	(2,499)

Net Cash Provided By Financing Activities	20,039	22,076

Net (Decrease) In Cash and Cash Equivalents	(38,975)	(31,946)
Cash and Cash Equivalents at the Beginning of the Period	61,484	86,233

Cash and Cash Equivalents at the End of the Period	$22,509	$54,287

Noncash Activities:
Loans transferred to foreclosed assets	$672	$2,270

Cash Paid During the Period:
Interest on deposits and borrowed funds	$4,765	$5,651
Income taxes	$2,800	$750

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. The consolidated financial statements and the footnotes of First Guaranty Bancshares, Inc. (the “Company”) thereto should be read in conjunction with the audited financial statements and note disclosures for the Company previously filed with the Securities and Exchange Commission in the Company’s Annual Report filed on Form 10-K for the year ended December 31, 2013.

The consolidated financial statements include the accounts of First Guaranty Bancshares, Inc. and its wholly owned subsidiary First Guaranty Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary for a fair presentation of the consolidated financial statements. Those adjustments are of a normal recurring nature. The results of operations for the three and six month periods ended June 30, 2014 are not necessarily indicative of the results expected for the full year. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments.

Note 2. Recent Accounting Pronouncements

The FASB has issued Accounting Standards Update (ASU) No. 2014-04, Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40)—Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments are intended to clarify when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan should be derecognized and the real estate recognized.

These amendments clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either: (a) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure; or (b) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additional disclosures are required.

The amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2014. The adoption of this guidance is not expected to have a material impact upon the Company’s financial statements.

Note 3. Securities

A summary comparison of securities by type at June 30, 2014 and December 31, 2013 is shown below.

	June 30, 2014
(in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
Available-for-Sale
U.S. Treasuries	$24,000	$—	$—	$24,000
U.S. Government Agencies	333,176	12	(6,261)	326,927
Corporate debt securities	136,210	5,528	(494)	141,244
Mutual funds or other equity securities	564	—	(1)	563
Municipal bonds	35,977	584	(214)	36,347

Total Available-for-Sale Securities	$529,927	$6,124	$(6,970)	$529,081

Held to Maturity:
U.S. Government Agencies	$84,475	$—	$(2,650)	$81,825
Mortgage-backed securities	60,572	—	(708)	59,864

Total Held to Maturity Securities	$145,047	$—	$(3,358)	$141,689

	December 31, 2013
(in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
Available-for-Sale
U.S. Treasuries	$36,000	$—	$—	$36,000
U.S. Government Agencies	302,816	—	(16,117)	286,699
Corporate debt securities	142,580	3,729	(1,828)	144,481
Mutual funds or other equity securities	564	—	(8)	556
Municipal bonds	16,091	384	—	16,475

Total Available-for-Sale Securities	$498,051	$4,113	$(17,953)	$484,211

Held to Maturity:
U.S. Government Agencies	$86,927	$—	$(5,971)	$80,956
Mortgage-backed securities	63,366	—	(2,680)	60,686

Total Held to Maturity Securities	$150,293	$—	$(8,651)	$141,642

The scheduled maturities of securities at June 30, 2014 and December 31, 2013, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities due to call or prepayments.

	June 30, 2014
(in thousands)	Amortized Cost	Fair Value
Available-for-Sale:
Due in one year or less	$35,947	$36,015
Due after one year through five years	243,521	244,877
Due after five years through 10 years	190,531	189,515
Over 10 years	59,928	58,674

Total Available-for-Sale Securities	$529,927	$529,081

Held to Maturity:
Due in one year or less	$—	$—
Due after one year through five years	5,000	4,913
Due after five years through 10 years	79,475	76,912
Over 10 years	—	—

Subtotal	84,475	81,825
Mortgage-back Securities	60,572	59,864

Total Held to Maturity Securities	$145,047	$141,689

	December 31, 2013
(in thousands)	Amortized Cost	Fair Value
Available-for-Sale:
Due in one year or less	$45,610	$45,738
Due after one year through five years	190,239	189,238
Due after five years through 10 years	221,356	211,724
Over 10 years	40,846	37,511

Total Available-for-Sale Securities	$498,051	$484,211

Held to Maturity:
Due in one year or less	$—	$—
Due after one year through five years	—	—
Due after five years through 10 years	86,927	80,956
Over 10 years	—	—

Subtotal	86,927	80,956
Mortgage-back Securities	63,366	60,686

Total Held to Maturity Securities	$150,293	$141,642

At June 30, 2014 $509.7 million of the Company’s securities were pledged to secure public fund deposits and borrowings. The pledged securities had a market value of $506.4 million as of June 30, 2014.

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at June 30, 2014.

	At June 30, 2014
	Less than 12 Months			12 Months or More			Total
(in thousands)	Number of Securities	Fair Value	Gross Unrealized Loss	Number of Securities	Fair Value	Gross Unrealized Loss	Number of Securities	Fair Value	Gross Unrealized Loss
Available-for-Sale:
U.S. Treasuries	—	$—	$—	—	$—	$—	—	$—	$—
U.S. Government Agencies	—	—	—	72	261,914	(6,261)	72	261,914	(6,261)
Corporate debt securities	12	11,654	(37)	51	15,921	(457)	63	27,575	(494)
Mutual funds or other equity securities	—	—	—	1	499	(1)	1	499	(1)
Municipal bonds	18	20,022	(214)	—	—	—	18	20,022	(214)

Total Available-for-Sale Securities	30	$31,676	$(251)	124	$278,334	$(6,719)	154	$310,010	$(6,970)

Held to Maturity:
U.S. Government Agencies	—	$—	$—	20	$81,825	$(2,650)	20	$81,825	$(2,650)
Mortgage-backed securities	2	6,728	(4)	24	53,136	(704)	26	59,864	(708)

Total Held to Maturity Securities	2	$6,728	$(4)	44	$134,961	$(3,354)	46	$141,689	$(3,358)

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at December 31, 2013.

	At December 31, 2013
	Less than 12 Months				12 Months or More			Total
(in thousands)	Number of Securities	Fair Value	Gross Unrealized Loss		Number of Securities	Fair Value	Gross Unrealized Loss	Number of Securities	Fair Value	Gross Unrealized Loss
Available-for-Sale:
U.S. Treasuries	3	$26,000	$		—	$—	$—	3	$26,000	$—
U.S. Government Agencies	65	218,047		(11,110)	21	68,652	(5,007)	86	286,699	(16,117)
Corporate debt securities	154	39,555		(1,378)	22	5,173	(450)	176	44,728	(1,828)
Mutual funds or other equity securities	1	492		(8)	—	—	—	1	492	(8)

Total Available-for-Sale Securities	223	$284,094		$(12,496)	43	$73,825	$(5,457)	266	$357,919	$(17,953)

Held to Maturity:
U.S. Government Agencies	14	$50,520		$(3,743)	7	$30,436	$(2,228)	21	$80,956	$(5,971)
Mortgage-backed securities	26	60,686		(2,680)	—	—	—	26	60,686	(2,680)

Total Held to Maturity Securities	40	$111,206		$(6,423)	7	$30,436	$(2,228)	47	$141,642	$(8,651)

Securities are evaluated for other-than-temporary impairment at least quarterly and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the recovery of contractual principal and interest and (iv) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The amount of investment securities issued by U.S. Government and Government sponsored agencies with unrealized losses and the amount of unrealized losses on those investment securities are the result of changes in market interest rates. The Company has the ability and intent to hold these securities in its current portfolio until recovery, which may be until maturity.

The corporate debt securities consist primarily of corporate bonds issued by financial, insurance, utility, manufacturing, industrial, consumer products and oil and gas organizations. The Company believes that each of the issuers will be able to fulfill the obligations of these securities based on evaluations described above. The Company has the ability and intent to hold these securities until they recover, which could be at their maturity dates.

The Company believes that the securities with unrealized losses reflect impairment that is temporary and there are currently no securities with other-than-temporary impairment.

At June 30, 2014, the Company’s exposure to bond issuers that exceeded 10% of Shareholders’ equity is below:

	At June 30, 2014
(in thousands)	Amortized Cost	Fair Value
U.S. Treasuries	$24,000	$24,000
Federal Home Loan Bank (FHLB)	157,598	153,789
Federal Home Loan Mortgage Corporation (Freddie Mac-FHLMC)	62,852	61,706
Federal National Mortgage Association (Fannie Mae-FNMA)	116,859	114,473
Federal Farm Credit Bank (FFCB)	140,913	138,648

Total	$502,222	$492,616

Note 4. Loans

The following table summarizes the components of the Company’s loan portfolio as of June 30, 2014 and December 31, 2013:

	June 30, 2014
(dollars in thousands)	Balance	As % of Category
Real Estate:
Construction & land development	$49,568	6.7%
Farmland	13,942	1.9%
1-4 Family	109,961	14.9%
Multifamily	13,563	1.8%
Non-farm non-residential	344,852	46.7%

Total Real Estate	531,886	72.0%

Non-Real Estate:
Agricultural	28,179	3.8%
Commercial and industrial	156,406	21.2%
Consumer and other	21,455	3.0%

Total Non-Real Estate	206,040	28.0%

Total Loans Before Unearned Income	737,926	100.0%

Unearned income	(1,706)

Total Loans Net of Unearned Income	$736,220

	December 31, 2013
(dollars in thousands)	Balance	As % of Category
Real Estate:
Construction & land development	$47,550	6.7%
Farmland	9,826	1.4%
1-4 Family	103,764	14.7%
Multifamily	13,771	2.0%
Non-farm non-residential	336,071	47.7%

Total Real Estate	510,982	72.5%

Non-Real Estate:
Agricultural	21,749	3.1%
Commercial and industrial	151,087	21.4%
Consumer and other	20,917	3.0%

Total Non-Real Estate	193,753	27.5%

Total Loans Before Unearned Income	704,735	100.0%

Unearned income	(1,569)

Total Loans Net of Unearned Income	$703,166

The following table summarizes fixed and floating rate loans by contractual maturity as of June 30, 2014 and December 31, 2013 unadjusted for scheduled principal payments, prepayments, or repricing opportunities. The average life of the loan portfolio may be substantially less than the contractual terms when these adjustments are considered.

	June 30, 2014
(in thousands)	Fixed	Floating	Total
One year or less	$53,348	$61,840	$115,188
One to five years	222,359	206,738	429,097
Five to 15 years	101,333	54,552	155,885
Over 15 years	14,137	9,417	23,554

Subtotal	$391,177	$332,547	723,724

Nonaccrual loans			14,202

Total Loans Before Unearned Income			737,926
Unearned income			(1,706)

Total Loans Net of Unearned income			$736,220

	December 31, 2013
(in thousands)	Fixed	Floating	Total
One year or less	$60,642	$70,602	$131,244
One to five years	220,490	209,587	430,077
Five to 15 years	71,655	26,076	97,731
Over 15 years	8,503	22,695	31,198

Subtotal	$361,290	$328,960	690,250

Nonaccrual loans			14,485

Total Loans Before Unearned Income			704,735
Unearned income			(1,569)

Total Loans Net of Unearned Income			$703,166

As of June 30, 2014 $193.4 million of floating rate loans were at their interest rate floor. At December 31, 2013 $209.5 million of floating rate loans were at the floor rate. Nonaccrual loans have been excluded from these totals.

The following tables present the age analysis of past due loans at June 30, 2014 and December 31, 2013.

	June 30, 2014
(in thousands)	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
Real Estate:
Construction & land development	$113	$568	$681	$48,887	$49,568	$—
Farmland	109	154	263	13,679	13,942	—
1-4 Family	3,543	5,218	8,761	101,200	109,961	379
Multifamily	—	—	—	13,563	13,563	—
Non-farm non-residential	1,047	6,370	7,417	337,435	344,852	—

Total Real Estate	4,812	12,310	17,122	514,764	531,886	379

Non-Real Estate:
Agricultural	344	392	736	27,443	28,179	—
Commercial and industrial	826	1,874	2,700	153,706	156,406
Consumer and other	50	5	55	21,400	21,455	—

Total Non-Real Estate	1,220	2,271	3,491	202,549	206,040	—

Total Loans Before Unearned Income	$6,032	$14,581	$20,613	$717,313	737,926	$379

Unearned income					(1,706)

Total Loans Net of Unearned Income					$736,220

The following tables present the age analysis of past due loans for the periods indicated:

	December 31, 2013
(in thousands)	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
Real Estate:
Construction & land development	$100	$73	$173	$47,377	$47,550	$—
Farmland	—	130	130	9,696	9,826	—
1-4 Family	3,534	4,662	8,196	95,568	103,764	414
Multifamily	—	—	—	13,771	13,771	—
Non-farm non-residential	154	7,539	7,693	328,378	336,071	—

Total Real Estate	3,788	12,404	16,192	494,790	510,982	414

Non-Real Estate:
Agricultural	—	526	526	21,223	21,749	—
Commercial and industrial	63	1,946	2,009	149,078	151,087	—
Consumer and other	123	23	146	20,771	20,917	—

Total Non-Real Estate	186	2,495	2,681	191,072	193,753	—

Total Loans Before Unearned Income	$3,974	$14,899	$18,873	$685,862	704,735	$414

Unearned income					(1,569)

Total Loans Net of Unearned Income					$703,166

The tables above include $14.2 million and $14.5 million of nonaccrual loans for June 30, 2014 and December 31, 2013, respectively. See the tables below for more detail on nonaccrual loans.

The following is a summary of nonaccrual loans by class for the periods indicated.

(in thousands)	As of June 30, 2014	As of December 31, 2013
Real Estate:
Construction & land development	$568	$73
Farmland	154	130
1-4 Family	4,839	4,248
Multifamily	—	—
Non-farm non-residential	6,370	7,539

Total Real Estate	11,931	11,990

Non-Real Estate:
Agricultural	392	526
Commercial and industrial	1,874	1,946
Consumer and other	5	23

Total Non-Real Estate	2,271	2,495

Total Nonaccrual Loans	$14,202	$14,485

The Company’s credit quality indicators are pass, special mention, substandard, and doubtful.

Loans included in the Pass category are performing loans with satisfactory debt coverage ratios, collateral, payment history, and meet documentation requirements.

Special mention loans have potential weaknesses that deserve close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects. Borrowers may be experiencing adverse operating trends (declining revenues or margins) or an ill proportioned balance sheet (e.g., increasing inventory without an increase in sales, high leverage, tight liquidity). Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a special mention rating. Nonfinancial reasons include management problems, pending litigation, an ineffective loan agreement or other material structural weakness, and any other significant deviation from prudent lending practices.

A substandard loan is inadequately protected by the paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. These loans require more intensive supervision. Substandard loans are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization. Repayment may depend on collateral or other credit risk mitigates. For some substandard loans, the likelihood of full collection of interest and principal may be in doubt and interest is no longer accrued. For consumer loans that are 90 days or more past due or that are nonaccrual are considered substandard.

Doubtful loans have the weaknesses of substandard loans with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values.

The following table identifies the credit exposure of the loan portfolio by specific credit ratings as of the dates indicated:

	As of June 30, 2014
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Construction & land development	$43,861	$1,298	$4,409	$—	$49,568
Farmland	13,773	100	69	—	13,942
1-4 Family	94,515	5,728	9,718	—	109,961
Multifamily	5,754	6,470	1,339	—	13,563
Non-farm non-residential	314,948	10,522	19,382	—	344,852

Total Real Estate	472,851	24,118	34,917	—	531,886

Non-Real Estate:
Agricultural	27,923	9	247	—	28,179
Commercial and industrial	146,843	8,979	584	—	156,406
Consumer and other	21,267	140	48	—	21,455

Total Non-Real Estate	196,033	9,128	879	—	206,040

Total Loans Before Unearned Income	$668,884	$33,246	$35,796	$—	737,926

Unearned Income					(1,706)

Total Loans Net of Unearned Income					$736,220

	As of December 31, 2013
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Construction & land development	$40,286	$1,330	$5,934	$—	$47,550
Farmland	9,631	85	110	—	9,826
1-4 Family	89,623	4,060	10,081	—	103,764
Multifamily	5,884	5,936	1,951	—	13,771
Non-farm non-residential	305,992	9,196	20,883	—	336,071

Total Real Estate	451,416	20,607	38,959	—	510,982

Non-Real Estate:
Agricultural	21,486	11	252	—	21,749
Commercial and industrial	149,930	592	565	—	151,087
Consumer and other	20,720	117	80	—	20,917

Total Non-Real Estate	192,136	720	897	—	193,753

Total Loans Before Unearned Income	$643,552	$21,327	$39,856	$—	704,735

Unearned Income					(1,569)

Total Loans Net of Unearned Income					$703,166

Note 5. Allowance for Loan Losses

The allowance for loan losses is reviewed by on a monthly basis and additions thereto are recorded pursuant to the results of such reviews. In assessing the allowance, several internal and external factors that might impact the performance of individual loans are considered. These factors include, but are not limited to, economic conditions and their impact upon borrowers’ ability to repay loans, respective industry trends, borrower estimates and independent appraisals. Periodic changes in these factors impact the assessment of each loan and its overall impact on the allowance for loan losses.

The monitoring of credit risk also extends to unfunded credit commitments, such as unused commercial credit lines and letters of credit. A reserve is established as needed for estimates of probable losses on such commitments.

A summary of changes in the allowance for loan losses, by portfolio type, for the six months ended June 30, 2014 and 2013 are as follows:

	For the Six Months Ended June 30, 2014
(in thousands)	Beginning Allowance (12/31/13)	Charge- offs	Recoveries	Provision	Ending Allowance (6/30/14)
Real Estate:
Construction & land development	$1,530	$(1,032)	$2	$(59)	$441
Farmland	17	—	—	3	20
1-4 Family	1,974	(182)	38	(254)	1,576
Multifamily	376	—	28	20	424
Non-farm non-residential	3,607	(1,264)	8	921	3,272

Total Real Estate	7,504	(2,478)	76	631	5,733

Non-Real Estate:
Agricultural	46	(2)	1	(7)	38
Commercial and industrial	2,176	(149)	10	(186)	1,851
Consumer and other	208	(157)	102	35	188
Unallocated	421	—	—	184	605

Total Non-Real Estate	2,851	(308)	113	26	2,682

Total	$10,355	$(2,786)	$189	$657	$8,415

	For the Six Months Ended June 30, 2013
(in thousands)	Beginning Allowance (12/31/12)	Charge- offs	Recoveries	Provision	Ending Allowance (6/30/13)
Real Estate:
Construction & land development	$1,098	$(233)	$1	$374	$1,240
Farmland	50	—	61	(78)	33
1-4 Family	2,239	(161)	28	35	2,141
Multifamily	284	—	—	292	576
Non-farm non-residential	3,666	(947)	2	555	3,276

Total Real Estate	7,337	(1,341)	92	1,178	7,266

Non-Real Estate:
Agricultural	64	(21)	3	25	71
Commercial and industrial	2,488	(679)	57	411	2,277
Consumer and other	233	(124)	144	(33)	220
Unallocated	220	—	—	123	343

Total Non-Real Estate	3,005	(824)	204	526	2,911

Total	$10,342	$(2,165)	$296	$1,704	$10,177

Negative provisions are caused by changes in the composition and credit quality of the loan portfolio. The result is an allocation of the loan loss reserve from one category to another.

A summary of the allowance and loans individually and collectively evaluated for impairment are as follows:

	As of June 30, 2014
(in thousands)	Allowance Individually Evaluated for Impairment	Allowance Collectively Evaluated for Impairment	Total Allowance for Credit Losses	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment	Total Loans before Unearned Income
Real Estate:
Construction & land development	$90	$351	$441	$4,258	$45,310	$49,568
Farmland	—	20	20	—	13,942	13,942
1-4 Family	42	1,534	1,576	2,871	107,090	109,961
Multifamily	299	125	424	1,339	12,224	13,563
Non-farm non-residential	216	3,056	3,272	17,734	327,118	344,852

Total Real Estate	647	5,086	5,733	26,202	505,684	531,886

Non-Real Estate:
Agricultural	—	38	38	—	28,179	28,179
Commercial and industrial	—	1,851	1,851	—	156,406	156,406
Consumer and other	—	188	188	—	21,455	21,455
Unallocated	—	605	605	—	—	—

Total Non-Real Estate	—	2,682	2,682	—	206,040	206,040

Total	$647	$7,768	$8,415	$26,202	$711,724	737,926

Unearned income						(1,706)

Total Loans Net of Unearned Income						$736,220

	As of December 31, 2013
(in thousands)	Allowance Individually Evaluated for Impairment	Allowance Collectively Evaluated for Impairment	Total Allowance for Credit Losses	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment	Total Loans before Unearned Income
Real Estate:
Construction & land development	$1,166	$364	$1,530	$5,777	$41,773	$47,550
Farmland	—	17	17	—	9,826	9,826
1-4 Family	25	1,949	1,974	2,868	100,896	103,764
Multifamily	304	72	376	1,951	11,820	13,771
Non-farm non-residential	1,053	2,554	3,607	19,279	316,792	336,071

Total Real Estate	2,548	4,956	7,504	29,875	481,107	510,982

Non-Real Estate:
Agricultural	—	46	46	—	21,749	21,749
Commercial and industrial	—	2,176	2,176	—	151,087	151,087
Consumer and other	—	208	208	—	20,917	20,917
Unallocated	—	421	421	—	—	—

Total Non-Real Estate	—	2,851	2,851	—	193,753	193,753

Total	$2,548	$7,807	$10,355	$29,875	$674,860	704,735

Unearned income						(1,569)

Total Loans Net of Unearned Income						$703,166

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Payment status, collateral value and the probability of collecting scheduled principal and interest payments when due are considered in evaluating loan impairment. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

The significance of payment delays and payment shortfalls are considered on a case-by-case basis; all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed are factors considered. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent. This process is applied to impaired loan relationships in excess of $250,000.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures, unless such loans are the subject of a restructuring agreement.

The following is a summary of impaired loans by class as of the date indicated:

	As of June 30, 2014
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Cash Basis
Impaired Loans with No Related Allowance:
Real Estate:
Construction & land development	$451	$1,483	$—	$1,351	$25	$33
Farmland	—	—	—	—	—	—
1-4 Family	809	1,016	—	799	26	27
Multifamily	—	—	—	602	23	24
Non-farm non-residential	8,305	13,272	—	8,720	266	160

Total Real Estate	9,565	15,771	—	11,472	340	244

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	—	—	—

Total Impaired Loans with No Related Allowance	9,565	15,771	—	11,472	340	244

Impaired Loans with an Allowance Recorded:
Real Estate:
Construction & land development	3,807	3,807	90	3,937	171	171
Farmland	—	—	—	—	—	—
1-4 Family	2,062	2,073	42	2,067	67	73
Multifamily	1,339	1,339	299	1,341	40	40
Non-farm non-residential	9,429	9,429	216	9,444	225	230

Total Real Estate	16,637	16,648	647	16,789	503	514

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	—	—	—

Total Impaired Loans with an Allowance Recorded	16,637	16,648	647	16,789	503	514

Total Impaired Loans	$26,202	$32,419	$647	$28,261	$843	$758

The following is a summary of impaired loans by class as of the date indicated:

	As of December 31, 2013
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Cash Basis
Impaired Loans with No Related Allowance:
Real Estate:
Construction & land development	$—	$—	$—	$599	$35	$36
Farmland	—	—	—	—	—	—
1-4 Family	441	441	—	472	28	35
Multifamily	607	607	—	5,890	359	382
Non-farm non-residential	4,722	5,456	—	7,579	425	527

Total Real Estate	5,770	6,504	—	14,540	847	980

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	1,472	134	162
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	1,472	134	162

Total Impaired Loans with No Related Allowance	5,770	6,504	—	16,012	981	1,142

Impaired Loans with an Allowance Recorded:
Real Estate:
Construction & land development	5,777	5,777	1,166	6,345	383	360
Farmland	—	—	—	—	—	—
1-4 Family	2,427	2,620	25	1,643	121	107
Multifamily	1,344	1,344	304	1,348	89	96
Non-farm non-residential	14,557	17,469	1,053	14,868	775	573

Total Real Estate	24,105	27,210	2,548	24,204	1,368	1,136

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	—	—	—

Total Impaired Loans with an Allowance Recorded	24,105	27,210	2,548	24,204	1,368	1,136

Total Impaired Loans	$29,875	$33,714	$2,548	$40,216	$2,349	$2,278

Troubled Debt Restructurings

A Troubled Debt Restructuring (“TDR”) is considered such if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider. The modifications to the Company’s TDRs were concessions on the interest rate charged. The effect of the modifications to the Company was a reduction in interest income. These loans have an allocated reserve in the Company’s reserve for loan losses. The Company has not restructured any loans that are considered troubled debt restructurings in the prior twelve months.

The following table identifies the Troubled Debt Restructurings as of June 30, 2014 and December 31, 2013:

June 30, 2014
Accruing Loans
(in thousands)	Current	30-89 Days Past Due	Nonaccrual	Total TDRs
Real Estate:
Construction & land development	$—	$—	$—	$—
Farmland	—	—	—	—
1-4 Family	—	—	—	—
Multifamily	—	—	—	—
Non-farm non-residential	3,006	—	230	3,236

Total Real Estate	3,006	—	230	3,236

Non-Real Estate:
Agricultural	—	—	—	—
Commercial and industrial	—	—	—	—
Consumer and other	—	—	—	—

Total Non-Real Estate	—	—	—	—

Total	$3,006	$—	$230	$3,236

December 31, 2013
Accruing Loans
(in thousands)	Current	30-89 Days Past Due	Nonaccrual	Total TDRs
Real Estate:
Construction & land development	$—	$—	$—	$—
Farmland	—	—	—	—
1-4 Family	—	—	—	—
Multifamily	—	—	—	—
Non-farm non-residential	3,006	—	230	3,236

Total Real Estate	3,006	—	230	3,236

Non-Real Estate:
Agricultural	—	—	—	—
Commercial and industrial	—	—	—	—
Consumer and other	—	—	—	—

Total Non-Real Estate	—	—	—	—

Total	$3,006	$—	$230	$3,236

The following table discloses TDR activity for the six months ended June 30, 2014.

Trouble Debt Restructured Loans Activity Six Months Ended June 30, 2014
(in thousands)	Beginning Balance (12/31/13)	New TDRs	Charge-offs post- modification	Transferred to ORE	Paydowns	Construction to permanent financing	Restructured to market terms	Ending balance (6/30/14)
Real Estate:
Construction & land development	$—	$—	$—	$—	$—	$—	$—	$—
Farmland	—	—	—	—	—	—	—	—
1-4 Family	—	—	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—	—	—
Non-farm non-residential	3,236	—	—	—	—	—	—	3,236

Total Real Estate	3,236	—	—	—	—	—	—	3,236

Non-Real Estate:
Agricultural	—	—	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	—	—	—	—	—

Total	$3,236	$—	$—	$—	$—	$—	$—	$3,236

There were no commitments to lend additional funds to debtors whose terms have been modified in a troubled debt restructuring at June 30, 2014.

Note 6. Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to impairment testing. Other intangible assets continue to be amortized over their useful lives. The Company’s goodwill is the difference in purchase price over the fair value of net assets acquired from its acquisition of Homestead Bancorp in 2007. Goodwill totaled $2.0 million at June 30, 2014 and December 31, 2013. No impairment charges have been recognized on the Company’s intangible assets. Mortgage servicing rights were relatively unchanged totaling $0.1 million at June 30, 2014 and December 31, 2013. Other intangible assets recorded include core deposit intangibles, which are subject to amortization. The weighted-average amortization period remaining for the Company’s core deposit intangibles is 5.8 years. The core deposits intangible reflect the value of deposit relationships, including the beneficial rates, which arose from acquisitions.

Note 7. Other Real Estate (ORE)

Other real estate owned consists of the following at the dates indicated:

	June 30, 2014	December 31, 2013
Real Estate Owned Acquired by Foreclosure:
Residential	$450	$1,803
Construction and land development	143	754
Non-farm non-residential	267	800

Total Other Real Estate Owned and Foreclosed Property	$860	$3,357

Loans secured by one to four family residential properties in the process of foreclosure totaled $0.6 million as of June 30, 2014.

Note 8. Commitments and Contingencies

Off-balance sheet commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Below is a summary of the notional amounts of the financial instruments with off-balance sheet risk at June 30, 2014 and December 31, 2013:

(in thousands)	June 30, 2014	December 31, 2013
Contract Amount
Commitments to Extend Credit	$49,958	$30,516
Unfunded Commitments under lines of credit	$104,636	$115,311
Commercial and Standby letters of credit	$7,717	$7,695

Litigation

The nature of the Company’s business ordinarily results in a certain amount of claims, litigation and legal and administrative cases, all of which are considered incidental to the normal conduct of business. When the Company determines it has defenses to the claims asserted, it defends itself. The Company will consider settlement of cases when it is in the best interests of both the Company and its shareholders.

While the final outcome of legal proceedings is inherently uncertain, based on information currently available, any incremental liability arising from the Company’s legal proceedings will not have a material adverse effect on the Company’s financial position.

Note 9. Accumulated Other Comprehensive Income

The following table details the changes in the single component of accumulated other comprehensive (loss) income for the six months ended June 30, 2014:

(in thousands)	Unrealized (Loss) Gain on Securities Available for Sale
Accumulated Other Comprehensive (Loss) Income:
Balance December 31, 2013	$(9,134)
Reclassification adjustments to net income:
Realized gains on securities	(209)
Provision for income tax	71
Unrealized losses arising during the period, net of tax	8,714

Balance June 30, 2014	$(558)

The following table details the changes in the single component of accumulated other comprehensive (loss) income for the six months ended June 30, 2013:

(in thousands)	Unrealized (Loss) Gain on Securities Available for Sale
Accumulated Other Comprehensive (Loss) Income:
Balance December 31, 2012	$6,048
Reclassification adjustments to net income:
Realized gains on securities	(1,544)
Provision for income tax	538
Unrealized losses arising during the period, net of tax	(10,818)

Balance June 30, 2013	$(5,776)

Note 10. Fair Value

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. The Company uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs—Unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds or credit risks) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs—Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

Securities available for sale. Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Securities classified within Level 3 in the Company’s portfolio as of June 30, 2014 include municipal bonds and one preferred equity security.

Impaired loans. Loans are measured for impairment using the methods permitted by ASC Topic 310. Fair value of impaired loans is measured by either the loan’s obtainable market price, if available (Level 1), the fair value of the collateral if the loan is collateral dependent (Level 2), or the present value of expected future cash flows, discounted at the specific loan’s effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or by independent valuation.

Other real estate owned. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of other real estate owned (“OREO”) are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property’s market, and thus OREO measured at fair value would be classified within Level 2 of the hierarchy.

Certain non-financial assets and non-financial liabilities are measured at fair value on a non-recurring basis including assets and liabilities related to reporting units measured at fair value in the testing of goodwill impairment, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

The following table summarizes financial assets measured at fair value on a recurring basis as of June 30, 2014 and December 31, 2013, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

(in thousands)	June 30, 2014	December 31, 2013
Available for Sale Securities Fair Value Measurements Using:
Level 1: Quoted Prices in Active Markets For Identical Assets	$72,548	$36,492
Level 2: Significant Other Observable Inputs	451,174	441,885
Level 3: Significant Unobservable Inputs	5,359	5,834

Securities Available for Sale Measured at Fair Value	$529,081	$484,211

The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the methodologies used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value.

The change in Level 1 securities available for sale from December 31, 2013 was due principally to the purchase of agency bonds $43.5 million.

The following table measures financial assets and financial liabilities measured at fair value on a non-recurring basis as of June 30, 2014 and December 31, 2013, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

(in thousands)	June 30, 2014	December 31, 2013
Fair Value Measurements Using: Impaired Loans
Level 1: Quoted Prices in Active Markets For Identical Assets	$—	$—
Level 2: Significant Other Observable Inputs	2,587	9,282
Level 3: Significant Unobservable Inputs	14,050	14,823

Impaired Loans Measured at Fair Value	$16,637	$24,105

	June 30, 2014	December 31, 2013
Fair Value Measurements Using: Other Real Estate Owned
Level 1: Quoted Prices in Active Markets For Identical Assets	$—	$—
Level 2: Significant Other Observable Inputs	860	3,357
Level 3: Significant Unobservable Inputs	—	—

Other Real Estate Owned Measured at Fair Value	$860	$3,357

ASC 825-10 provides the Company with an option to report selected financial assets and liabilities at fair value. The fair value option established by this statement permits the Company to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation.

The Company has chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

Note 11. Financial Instruments

Fair value estimates are generally subjective in nature and are dependent upon a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller engaging in an exchange transaction. However, since there are no established trading markets for a significant portion of the Company’s financial instruments, the Company may not be able to immediately settle financial instruments; as such, the fair values are not necessarily indicative of the amounts that could be realized through immediate settlement. In addition, the majority of the financial instruments, such as loans and deposits, are held to maturity and are realized or paid according to the contractual agreement with the customer.

Quoted market prices are used to estimate fair values when available. However, due to the nature of the financial instruments, in many instances quoted market prices are not available. Accordingly, estimated fair values have been estimated based on other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of financial instruments, possible income tax ramifications or estimated transaction costs. The fair value estimates are subjective in nature and involve matters of significant judgment and, therefore, cannot be determined with precision. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations of pension and other postretirement benefits, premises and equipment, other real estate, prepaid expenses, the value of long-term relationships with depositors (core deposit intangibles) and other customer relationships, other intangible assets and income tax assets and liabilities. Fair value estimates are presented for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses have not been considered in the estimates. Accordingly, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market or franchise value of the Company.

Because the standard permits many alternative calculation techniques and because numerous assumptions have been used to estimate the fair values, reasonable comparison of the fair value information with other financial institutions’ fair value information cannot necessarily be made. The methods and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and due from banks, interest-bearing deposits with banks, federal funds sold and federal funds purchased.

These items are generally short-term and the carrying amounts reported in the consolidated balance sheets are a reasonable estimation of the fair values.

Investment Securities.

Fair values are principally based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or the use of discounted cash flow analyses.

Loans Held for Sale.

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices. These loans are classified within level 3 of the fair value hierarchy.

Loans, Net.

Market values are computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. These loans are classified within level 3 of the fair value hierarchy.

Accrued Interest Receivable.

The carrying amount of accrued interest receivable approximates its fair value.

Deposits.

Market values are actually computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Deposits are classified within level 3 of the fair value hierarchy.

Accrued interest payable.

The carrying amount of accrued interest payable approximates its fair value

Borrowings.

The carrying amount of federal funds purchased and other short-term borrowings approximate their fair values. The fair value of the Company’s long-term borrowings is computed using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Borrowings are classified within level 3 of the fair value hierarchy.

Other Unrecognized Financial Instruments.

The fair value of commitments to extend credit is estimated using the fees charged to enter into similar legally binding agreements, taking into account the remaining terms of the agreements and customers’ credit ratings. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Noninterest-bearing deposits are held at cost. The fair values of letters of credit are based on fees charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At March 31, 2014 and December 31, 2013 the fair value of guarantees under commercial and standby letters of credit was not material.

The estimated fair values and carrying values of the financial instruments at June 30, 2014 and December 31, 2013 are presented in the following table:

	June 30, 2014		December 31, 2013
(in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Cash and cash equivalents	$22,509	$22,509	$61,484	$61,484
Securities, available for sale	529,081	529,081	484,211	484,211
Securities, held to maturity	145,047	141,689	150,293	141,642
Federal Home Loan Bank stock	589	589	1,835	1,835
Loans, net	736,220	735,784	703,166	703,025
Accrued interest receivable	6,295	6,295	6,258	6,258

Liabilities:
Deposits	$1,328,081	$1,298,877	$1,303,099	$1,265,898
Borrowings	3,555	3,555	6,288	6,288
Accrued interest payable	2,281	2,281	2,364	2,364

There is no material difference between the contract amount and the estimated fair value of off-balance sheet items that are primarily comprised of short-term unfunded loan commitments that are generally at market prices.

REPORT OF CASTAING, HUSSEY & LOLAN, LLC

INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders and Board of Directors

First Guaranty Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of First Guaranty Bancshares, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Guaranty Bancshares, Inc. as of December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also audited, in accordance with the standards of the American Institute of Certified Public Accountants, First Guaranty Bancshares, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2014 expressed an unqualified opinion thereon.

/s/ Castaing, Hussey & Lolan, LLC
Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
March 27, 2014

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	Years Ended December 31,
(in thousands except share data )	2013	2012
Assets
Cash and Cash Equivalents:
Cash and due from banks	$60,819	$83,342
Federal funds sold	665	2,891

Cash and Cash Equivalents	61,484	86,233

Interest-earning time deposits with banks	747	747

Investment Securities:
Available for sale, at fair value	484,211	600,300
Held to maturity, at cost (estimated fair value of $141,642 and $58,939, respectively)	150,293	58,943

Investment Securities	634,504	659,243

Federal Home Loan Bank stock, at cost	1,835	1,275
Loans held for sale	88	557
Loans, net of unearned income	703,166	629,500
Less: allowance for loan losses	10,355	10,342

Net Loans	692,811	619,158

Premises and equipment, net	19,612	19,564
Goodwill	1,999	1,999
Intangible assets, net	2,073	2,413
Other real estate, net	3,357	2,394
Accrued interest receivable	6,258	6,711
Other assets	11,673	7,009

Total Assets	$1,436,441	$1,407,303

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand	$204,291	$192,232
Interest-bearing demand	391,350	348,870
Savings	65,445	63,062
Time	642,013	648,448

Total Deposits	1,303,099	1,252,612

Short-term borrowings	5,788	14,746
Accrued interest payable	2,364	2,840
Long-term borrowing	500	1,100
Other liabilities	1,285	1,824

Total Liabilities	1,313,036	1,273,122

Shareholders’ Equity
Preferred Stock:
Series C—$1,000 par value—authorized 39,435 shares; issued and outstanding 39,435	39,435	39,435

Common Stock:
$1 par value—authorized 100,600,000 shares, issued 6,294,227 shares	6,294	6,294
Surplus	39,387	39,387
Treasury stock, at cost, 2,895 shares	(54)	(54)
Retained earnings	47,477	43,071
Accumulated other comprehensive (loss) income	(9,134)	6,048

Total Shareholders’ Equity	123,405	134,181

Total Liabilities and Shareholders’ Equity	$1,436,441	$1,407,303

See notes to the Consolidated Financial Statements.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(in thousands except share data)	2013	2012
Interest Income:
Loans (including fees)	$37,289	$36,136
Loans held for sale	—	8
Deposits with other banks	157	92
Securities (including FHLB stock)	13,439	18,949
Federal funds sold	1	10

Total Interest Income	50,886	55,195

Interest Expense:
Demand deposits	1,262	1,383
Savings deposits	41	55
Time deposits	9,682	11,560
Borrowings	149	122

Total Interest Expense	11,134	13,120

Net Interest Income	39,752	42,075
Less: Provision for loan losses	2,520	4,134

Net Interest Income after Provision for Loan Losses	37,232	37,941

Noninterest Income:
Service charges, commissions and fees	4,640	4,770
Net gains on securities	1,571	4,868
Net (loss) gains on sale of loans	(70)	(68)
(Loss) gain on sale of fixed assets	—	(109)
Other	1,337	1,679

Total Noninterest Income	7,478	11,140

Noninterest Expense:
Salaries and employee benefits	14,368	13,668
Occupancy and equipment expense	3,949	3,713
Other	12,670	13,780

Total Noninterest Expense	30,987	31,161

Income Before Income Taxes	13,723	17,920
Less: Provision for income taxes	4,577	5,861

Net Income	9,146	12,059
Preferred stock dividends	(713)	(1,972)

Income Available to Common Shareholders	$8,433	$10,087

Per Common Share:
Earnings	$1.34	$1.60
Cash dividends paid	$0.64	$0.64

Weighted Average Common Shares Outstanding	6,291,332	6,292,855

See Notes to Consolidated Financial Statements.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years Ended December 31,
(in thousands)	2013	2012
Net Income	$9,146	$12,059
Other comprehensive (loss) income:
Unrealized (Losses) Gains on Securities:
Unrealized holding (losses) gains arising during the period	(21,432)	7,263
Reclassification adjustments for net gains included in net income	(1,571)	(4,868)

Change in unrealized (losses) gains on securities	(23,003)	2,395
Tax impact	7,821	(814)

Other comprehensive (Loss) Income	(15,182)	1,581

Comprehensive (Loss) Income	$(6,036)	$13,640

See Notes to Consolidated Financial Statements.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS IN CHANGES IN SHAREHOLDERS’ EQUITY

	Series C Preferred Stock $1000 Par	Common Stock $1 Par	Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance December 31, 2011	$39,435	$6,294	$39,387	$0	$37,019	$4,467	$126,602
Net income					12,059		12,059
Change in unrealized gain on AFS securities, net of reclassification adjustments and taxes						1,581	1,581
Treasury shares purchased, at cost, 2,895				(54)			(54)
Cash dividends on common stock ($0.64 per share)					(4,035)		(4,035)
Preferred stock dividends					(1,972)		(1,972)

Balance December 31, 2012	39,435	6,294	39,387	(54)	43,071	6,048	134,181
Net income					9,146		9,146
Change in unrealized gain on AFS securities, net of reclassification adjustments and taxes					—	(15,182)	(15,182)
Cash dividends on common stock ($0.64 per share)					(4,027)		(4,027)
Preferred stock dividends					(713)		(713)

Balance December 31, 2013	$39,435	$6,294	$39,387	$(54)	$47,477	$(9,134)	$123,405

See Notes to Consolidated Financial Statements.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(dollars in thousands)	2013	2012
Cash Flows From Operating Activities:
Net Income	$9,146	$12,059
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Provision for loan losses	2,520	4,134
Depreciation and amortization	2,111	2,096
Net amortization of investments	2,141	1,962
Gain on sale/call of securities	(1,571)	(4,868)
Loss (gain) on sale of assets	61	259
ORE writedowns and loss on disposition	335	1,480
FHLB stock dividends	(4)	(4)
Net decrease (increase) in loans held for sale	469	(557)
Change in other assets and liabilities, net	1,958	338

Net Cash Provided by Operating Activities	17,166	16,899

Cash Flows From Investing Activities:
Proceeds from maturities and calls of HTM securities	16,184	144,640
Proceeds from maturities, calls and sales of AFS securities	626,433	782,706
Funds invested in HTM securities	(107,616)	(65,873)
Funds Invested in AFS securities	(533,320)	(884,258)
Proceeds from sale/redemption of Federal Home Loan Bank stock	3,268	4,030
Funds invested in Federal Home Loan Bank stock	(3,825)	(4,658)
Funds invested in time deposits with banks	—	(747)
Net (increase) decrease in loans	(78,777)	(63,864)
Purchases of premises and equipment	(1,757)	(1,566)
Proceeds from sales of premises and equipment	—	178
Proceeds from sales of other real estate owned	1,306	6,632

Net Cash Used in Investing Activities	(78,104)	(82,780)

Cash Flows from Financing Activities:
Net increase in deposits	50,487	45,310
Net (decrease) increase in federal funds purchased and short-term borrowings	(8,958)	2,523
Proceeds from long-term borrowings	—	—
Repayment of long-term borrowings	(600)	(2,100)
Repurchase of common stock	—	(54)
Dividends paid	(4,740)	(6,007)

Net Cash Provided by Financing Activities	36,189	39,672

Net (Decrease) Increase in Cash and Cash Equivalents	(24,749)	(26,209)
Cash and cash equivalents at the beginning of the period	86,233	112,442

Cash and Cash Equivalents at the End of the Period	$61,484	$86,233

Noncash Activities:
Loans transferred to foreclosed assets	$2,604	$4,793

Cash Paid During the Period:
Interest on deposits and borrowed funds	$11,610	$13,789
Income taxes	$2,850	$5,800

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business and Summary of Significant Accounting Policies

Business

First Guaranty Bancshares, Inc. (the “Company”) is a Louisiana corporation headquartered in Hammond, LA. The Company owns all of the outstanding shares of common stock of First Guaranty Bank. First Guaranty Bank (the “Bank”) is a Louisiana state-chartered commercial bank that provides a diversified range of financial services to consumers and businesses in the communities in which it operates. These services include consumer and commercial lending, mortgage loan origination, the issuance of credit cards and retail banking services. The Bank also maintains an investment portfolio comprised of government, government agency, corporate, and municipal securities. The Bank has twenty-one banking offices, including one drive-up banking facility, and twenty-seven automated teller machines (ATMs) in Southeast, Southwest and North Louisiana.

Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to predominant accounting practices within the banking industry. The more significant accounting and reporting policies are as follows:

Consolidation

The consolidated financial statements include the accounts of First Guaranty Bancshares, Inc., and its wholly owned subsidiary, First Guaranty Bank. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts reported in prior periods have been reclassified to conform to the current period presentation.

Acquisition Accounting

Acquisitions are accounted for under the purchase method of accounting. Purchased assets, including identifiable intangibles, and assumed liabilities are recorded at their respective acquisition date fair values. If the fair value of net assets purchased exceeds the consideration given, a gain on acquisition is recognized. If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan losses. See Acquired Loans section below for accounting policy regarding loans acquired in a business combination.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and the valuation of goodwill, intangible assets and other purchase accounting adjustments. In connection with the determination of the allowance for loan losses and real estate owned, the Company obtains independent appraisals for significant properties.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents are defined as cash, due from banks, interest-bearing demand deposits with banks and federal funds sold with maturities of three months or less.

Securities

The Company reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. Debt securities that Management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities available for sale are stated at fair value. The unrealized difference, if any, between amortized cost and fair value of these AFS securities is excluded from income and is reported, net of deferred taxes, in accumulated other comprehensive income as a part of Shareholders’ equity. Details of other comprehensive income are reported in the consolidated statements of comprehensive income. Realized gains and losses on securities are computed based on the specific identification method and are reported as a separate component of other income.

Any security that has experienced a decline in value, which Management believes is deemed other than temporary, is reduced to its estimated fair value by a charge to operations. In estimating other-than-temporary impairment losses, Management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Amortization of premiums and discounts is included in interest income. Discounts and premiums related to debt securities are amortized using the effective interest rate method.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties and documentation deficiencies. Mortgage loans held for sale are generally sold with the mortgage servicing rights released. Gains or losses on sales of mortgage loans are recognized based on the differences between the selling price and the carrying value of the related mortgage loans sold.

Loans

Loans are stated at the principal amounts outstanding, net of unearned income and deferred loan fees. In addition to loans issued in the normal course of business, overdrafts on customer deposit accounts are considered to be loans and reclassified as such. Interest income on all classifications of loans is calculated using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when Management believes, after considering economic and business conditions and collection efforts, the borrower’s financial condition is such that reasonable doubt exists as to the full and timely collection of principal and interest. This evaluation is made for all loans that are 90 days or more contractually past due. When a loan is placed in nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Loans are returned to accrual status when, in the judgment of Management, all principal and interest amounts contractually due are reasonably assured to be collected within a reasonable time frame and when the borrower has demonstrated payment performance of cash or cash equivalents; generally for a period of six months. All loans, except mortgage loans, are considered past due if they are past due 30 days. Mortgage loans are considered past due when two consecutive payments have been missed. Loans that are past due 90-120 days and deemed uncollectible are charged-off. The loan charge off is a reduction of the allowance for loan losses.

Credit Quality

The Company’s credit quality indicators are pass, special mention, substandard, and doubtful.

Loans included in the pass category are performing loans with satisfactory debt coverage ratios, collateral, payment history, and documentation requirements.

Special mention loans have potential weaknesses that deserve close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects. Borrowers may be experiencing adverse operating trends (declining revenues or margins) or an ill proportioned balance sheet (e.g., increasing inventory without an increase in sales, high leverage, tight liquidity). Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a special mention rating. Nonfinancial reasons include management problems, pending litigation, an ineffective loan agreement or other material structural weakness, and any other significant deviation from prudent lending practices.

A substandard loan is inadequately protected by the paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. These loans require more intensive supervision. Substandard loans are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization. Repayment may depend on collateral or other credit risk mitigates. For some substandard loans, the likelihood of full collection of interest and principal may be in doubt and interest is no longer accrued. For consumer loans that are 90 days or more past due or that are nonaccrual are considered substandard.

Doubtful loans have the weaknesses of substandard loans with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by Management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-

case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent. This process is only applied to impaired loans or relationships in excess of $250,000. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Acquired Loans

Acquired loans are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan losses. Acquired loans are segregated between those with deteriorated credit quality at acquisition and those deemed as performing. To make this determination, Management considers such factors as past due status, nonaccrual status, credit risk ratings, interest rates and collateral position. The fair value of acquired loans deemed performing is determined by discounting cash flows, both principal and interest, for each pool at prevailing market interest rates as well as consideration of inherent potential losses. The difference between the fair value and principal balances due at acquisition date, the fair value discount, is accreted into income over the estimated life of each loan pool.

Purchased loans acquired in a business combination are recorded at their estimated fair value on their purchase date with no carryover of the related allowance for loan losses. Performing acquired loans are subsequently evaluated for any required allowance at each reporting date. An allowance for loan losses is calculated using a similar methodology for originated loans.

Loan Fees and Costs

Nonrefundable loan origination and commitment fees and direct costs associated with originating loans are deferred and recognized over the lives of the related loans as an adjustment to the loans’ yield using the level yield method.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectability of the principal is unlikely. The allowance, which is based on evaluation of the collectability of loans and prior loan loss experience, is an amount that, in the opinion of Management, reflects the risks inherent in the existing loan portfolio and exists at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower’s ability to pay, adequacy of loan collateral and other relevant factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require additional recognition of losses based on their judgments about information available to them at the time of their examination.

The following are general credit risk factors that affect the Company’s loan portfolio segments. These factors do not encompass all risks associated with each loan category. Construction and land development loans have risks associated with interim construction prior to permanent financing and repayment risks due to the future sale of developed property. Farmland and agricultural loans have risks such as weather, government agricultural policies, fuel and fertilizer costs, and market price volatility. 1-4 family, multi-family, and consumer credits are strongly influenced by employment levels, consumer debt loads and the general economy. Non-farm non- residential loans include both owner occupied real estate and non-owner occupied real estate. Common risks associated with these properties is the ability to maintain tenant leases and keep lease income at a level able to service required debt and operating expenses. Commercial and industrial loans generally have non-real estate secured collateral which requires closer monitoring than real estate collateral.

Although Management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, the Company may ultimately incur losses that vary from Management’s current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or can be reasonably estimated. All loan losses are charged to the allowance for loan losses when the loss actually occurs or when the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and impaired. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Also, a specific reserve is allocated for our syndicated loans. The general component covers non-classified loans and special mention loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The allowance for loan losses is reviewed on a monthly basis. The monitoring of credit risk also extends to unfunded credit commitments, such as unused commercial credit lines and letters of credit. A reserve is established as needed for estimates of probable losses on such commitments.

Goodwill and Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests. The Company’s goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the implied fair value of goodwill. If the implied fair value is less than the carrying amount, a loss would be recognized in other non-interest expense to reduce the carrying amount to implied fair value of goodwill. The goodwill impairment test includes two steps that are preceded by a, “step zero”, qualitative test. The qualitative test allows Management to assess whether qualitative factors indicate that it is more likely than not that impairment exists. If it is not more likely than not that impairment exists, then no impairment exists and the two step quantitative test would not be necessary. These qualitative indicators include factors such as earnings, share price, market conditions, etc. If the qualitative factors indicate that it is more likely than not that impairment exists, then the two step quantitative test would be necessary. Step one is used to identify potential impairment and compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit’s goodwill, an impairment loss is recognized in an amount equal to that excess.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own or in combination with the related contract, asset or liability. The Company’s intangible assets primarily relate to core deposits. These core deposit intangibles are amortized on a straight-line basis over terms ranging from seven to fifteen years. Management periodically evaluates whether events or circumstances have occurred that impair this deposit intangible.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings and improvements 10-40 years

Equipment, fixtures and automobiles 3-10 years

Expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives. Repairs, maintenance and minor improvements are charged to operating expense as incurred. Gains or losses on disposition, if any, are recorded as a separate line item in noninterest income on the Statements of Income.

Other Real Estate

Other real estate includes properties acquired through foreclosure or acceptance of deeds in lieu of foreclosure. These properties are recorded at the lower of the recorded investment in the property or its fair value less the estimated cost of disposition. Any valuation adjustments required prior to foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other real estate expense. Costs of operating and maintaining the properties are charged to other real estate expense as incurred. Any subsequent gains or losses on dispositions are credited or charged to income in the period of disposition.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commitments to fund commercial real estate, construction and land development loans secured by real estate, and performance standby letters of credit. Such financial instruments are recorded when they are funded.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return on a calendar year basis. In lieu of Louisiana state income tax, the Bank is subject to the Louisiana bank shares tax, which is included in noninterest expense in the Company’s consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2010. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be utilized.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the Statements of Comprehensive Income.

Fair Value Measurements

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. The Company uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. See Note 22 for a detailed description of fair value measurements.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Earnings per Common Share

Earnings per share represent income available to common shareholders divided by the weighted average number of common shares outstanding during the period. In February of 2012, the Company issued a pro rata, 10% common stock dividend. The shares issued for the stock dividend have been retrospectively factored into the calculation of earnings per share as well as cash dividends paid on common stock and represented on the face of the financial statements. No convertible shares of the Company’s stock are outstanding.

Operating Segments

All of the Company’s operations are considered by management to be aggregated into one reportable operating segment. While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material. Operations are managed and financial performance is evaluated on a Company-wide basis.

Note 2. Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (AOCI).” The amendment requires an entity to present the reclassification adjustments out of AOCI and into net income for each component reported. This update is intended to supplement changes made in 2012 to increase the prominence of items reported in other comprehensive income. The standard became effective for the Company on January 1, 2013. The adoption of this guidance resulted in the disclosures in Note 14 below and did not have a material impact upon the Company’s financial statements.

Note 3. Cash and Due from Banks

Certain reserves are required to be maintained at the Federal Reserve Bank. The requirement as of December 31, 2013 and 2012 was $32.0 million and $27.9 million, respectively. At December 31, 2013 the Company did not have accounts at correspondent banks, excluding the Federal Reserve Bank, that exceeded the FDIC insurable limit of $250,000. In 2012, the Company had accounts at correspondent banks, excluding the Federal Reserve Bank, that exceeded the FDIC insurable limit of $250,000 totaling $0.6 million.

Note 4. Securities

A summary comparison of securities by type at December 31, 2013 and 2012 is shown below.

	December 31, 2013
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale
U.S. Treasuries	$36,000	$—	$—	$36,000
U.S. Government Agencies	302,816	—	(16,117)	286,699
Corporate debt securities	142,580	3,729	(1,828)	144,481
Mutual funds or other equity securities	564	—	(8)	556
Municipal bonds	16,091	384	—	16,475

Total Available-for-Sale Securities	$498,051	$4,113	$(17,953)	$484,211

Held to Maturity:
U.S. Government Agencies	$86,927	$—	$(5,971)	$80,956
Mortgage-backed securities	63,366	—	(2,680)	60,686

Total Held to Maturity Securities	$150,293	$—	$(8,651)	$141,642

	December 31, 2012
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale:
U.S. Treasuries	$20,000	$—	$—	$20,000
U.S. Government Agencies	392,616	751	(278)	393,089
Corporate debt securities	159,488	8,024	(401)	167,111
Mutual funds or other equity securities	564	23	—	587
Municipal bonds	18,481	1,032	—	19,513

Total Available-for-Sale Securities	$591,149	$9,830	$(679)	$600,300

Held to Maturity:
U.S. Government Agencies	$58,943	$175	$(179)	$58,939
Mortgage-backed securities	—	—	—	—

Total Held to Maturity Securities	$58,943	$175	$(179)	$58,939

The scheduled maturities of securities at December 31, 2013, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities due to call or prepayments. Mortgage-backed securities are not due at a single maturity because of amortization and potential prepayment of the underlying mortgages. For this reason they are presented separately in the maturity table below.

	December 31, 2013
(in thousands)	Amortized Cost	Fair Value
Available-for-Sale:
Due in one year or less	$45,610	$45,738
Due after one year through five years	190,239	189,238
Due after five years through 10 years	221,356	211,724
Over 10 years	40,846	37,511

Total Available-for-Sale Securities	$498,051	$484,211

Held to Maturity:
Due in one year or less	$—	$—
Due after one year through five years	—	—
Due after five years through 10 years	86,927	80,956
Over 10 years	—	—

Subtotal	86,927	80,956
Mortgage-back Securities	63,366	60,686

Total Held to Maturity Securities	$150,293	$141,642

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses as of the date indicated:

	At December 31, 2013
	Less than 12 Months			12 Months or More			Total
(in thousands)	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Available-for-Sale:
U.S. Treasuries	3	$26,000	$—	—	$—	$—	3	$26,000	$—
U.S. Government Agencies	65	218,047	(11,110)	21	68,652	(5,007)	86	286,699	(16,117)
Corporate debt securities	154	39,555	(1,378)	22	5,173	(450)	176	44,728	(1,828)
Mutual funds or other equity securities	1	492	(8)	—	—	—	1	492	(8)

Total Available-for-Sale Securities	223	$284,094	$(12,496)	43	$73,825	$(5,457)	266	$357,919	$(17,953)

Held to Maturity:
U.S. Government Agencies	14	$50,520	$(3,743)	7	$30,436	$(2,228)	21	$80,956	$(5,971)
Mortgage-backed securities	26	60,686	(2,680)	—	—	—	26	60,686	(2,680)

Total Held to Maturity Securities	40	$111,206	$(6,423)	7	$30,436	$(2,228)	47	$141,642	$(8,651)

	At December 31, 2012
	Less than 12 Months			12 Months or More			Total
(in thousands)	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Available-for-Sale:
U.S. Treasuries	1	$20,000	$—	—	$—	$—	1	$20,000	$—
U.S. Government Agencies	34	119,952	(278)	—	—	—	34	119,952	(278)
Corporate debt securities	59	13,222	(183)	7	2,211	(218)	66	15,433	(401)

Total Available-for-Sale Securities	94	$153,174	$(461)	7	$2,211	$(218)	101	$155,385	$(679)

Held to Maturity:
U.S. Government Agencies	6	$24,118	$(179)	—	$—	$—	6	$24,118	$(179)

Total Held to Maturity Securities	6	$24,118	$(179)	—	$—	$—	6	$24,118	$(179)

At December 31, 2013 and 2012 the carrying value of pledged securities totaled $503.1 million and $476.5 million, respectively. Gross realized gains on sales of securities were $1.4 million and $4.4 million for the years ended December 31, 2013 and 2012, respectively. Gross realized losses were $0, and $7,000 for the years ended December 31, 2013 and 2012. The tax applicable to these transactions amounted to $0.5 million and $1.7 million for 2013 and 2012, respectively. Proceeds from sales of securities classified as available-for-sale amounted to $18.6 million and $77.9 million for the years ended December 31, 2013 and 2012, respectively.

Net unrealized losses on available-for-sale securities included in accumulated other comprehensive income (loss) (“AOCI”), net of applicable income taxes, totaled $9.1 million at December 31, 2013. At December 31, 2012 net unrealized gains included in AOCI, net of applicable income taxes, totaled $6.0 million. During 2013 and 2012 gains, net of tax, reclassified out of AOCI into earnings totaled $1.0 million and $3.2 million, respectively.

Securities are evaluated for other-than-temporary impairment at least quarterly and more frequently when economic or market conditions warrant. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the recovery of contractual principal and interest and (iv) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment securities issued by the U.S. Government and Government sponsored agencies with unrealized losses and the amount of unrealized losses on those investment securities are the result of changes in market interest rates. The Company has the ability and intent to hold these securities until recovery, which may not be until maturity.

Corporate debt securities consist primarily of corporate bonds issued by businesses in the financial, insurance, utility, manufacturing, industrial, consumer products and oil and gas industries. The Company believes that each of the issuers will be able to fulfill the obligations of these securities based on evaluations described above. The Company has the ability and intent to hold these securities until they recover, which could be at their maturity dates.

The Company believes that the securities with unrealized losses reflect impairment that is temporary and there are currently no securities with other-than-temporary impairment. There were no impairments recognized on securities in 2013 or 2012.

At December 31, 2013, the Company’s exposure to investment securities issuers that exceeded 10% of Shareholders’ equity is as follows:

	At December 31, 2013
(in thousands)	Amortized Cost	Fair Value
U.S. Treasuries	$36,000	$36,000
Federal Home Loan Bank (FHLB)	142,043	133,042
Federal Home Loan Mortgage Corporation (Freddie Mac-FHLMC)	50,859	47,769
Federal National Mortgage Association (Fannie Mae-FNMA)	138,563	132,031
Federal Farm Credit Bank (FFCB)	121,643	115,498

Total	$489,108	$464,340

Note 5. Loans

The following table summarizes the components of the Company’s loan portfolio as of the dates indicated:

	December 31,
	2013		2012
(dollars in thousands)	Balance	As % of Category	Balance	As % of Category
Real Estate:
Construction & land development	$47,550	6.7%	$44,856	7.1%
Farmland	9,826	1.4%	11,182	1.8%
1-4 Family	103,764	14.7%	87,473	13.8%
Multifamily	13,771	2.0%	14,855	2.4%
Non-farm non-residential	336,071	47.7%	312,716	49.6%

Total Real Estate	510,982	72.5%	471,082	74.7%

Non-Real Estate:
Agricultural	21,749	3.1%	18,476	2.9%
Commercial and industrial	151,087	21.4%	117,425	18.6%
Consumer and other	20,917	3.0%	23,758	3.8%

Total Non-Real Estate	193,753	27.5%	159,659	25.3%

Total Loans before Unearned Income	704,735	100.0%	630,741	100.0%

Unearned income	(1,569)		(1,241)

Total Loans Net of Unearned Income	$703,166		$629,500

The following table summarizes fixed and floating rate loans by contractual maturity, excluding nonaccrual loans, as of December 31, 2013 and December 31, 2012 unadjusted for scheduled principal payments, prepayments, or repricing opportunities. The average life of the loan portfolio may be substantially less than the contractual terms when these adjustments are considered.

	December 31, 2013
(in thousands)	Fixed	Floating	Total
One year or less	$60,642	$70,602	$131,244
One to five years	220,490	209,587	430,077
Five to 15 years	71,655	26,076	97,731
Over 15 years	8,503	22,695	31,198

Subtotal	$361,290	$328,960	690,250

Nonaccrual loans			14,485

Total loans before Unearned Income			704,735
Unearned income			(1,569)

Total Loans Net of Unearned Income			$703,166

	December 31, 2012
(in thousands)	Fixed	Floating	Total
One year or less	$89,117	$107,176	$196,293
One to five years	147,896	175,743	323,639
Five to 15 years	33,770	42,595	76,365
Over 15 years	7,829	5,927	13,756

Subtotal	$278,612	$331,441	610,053

Nonaccrual loans			20,688

Total Loans before Unearned Income			630,741
Unearned income			(1,241)

Total Loans Net of Unearned Income			$629,500

As of December 31, 2013 $209.5 million of floating rate loans were at their interest rate floor. At December 31, 2012 $231.7 million of floating rate loans were at the floor rate. Nonaccrual loans have been excluded from these totals.

The following tables present the age analysis of past due loans for the periods indicated:

	As of December 31, 2013
(in thousands)	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
Real Estate:
Construction & land development	$100	$73	$173	$47,377	$47,550	$—
Farmland	—	130	130	9,696	9,826	—
1-4 Family	3,534	4,662	8,196	95,568	103,764	414
Multifamily	—	—	—	13,771	13,771	—
Non-farm non-residential	154	7,539	7,693	328,378	336,071	—

Total Real Estate	3,788	12,404	16,192	494,790	510,982	414

Non-Real Estate:
Agricultural	—	526	526	21,223	21,749	—
Commercial and industrial	63	1,946	2,009	149,078	151,087	—
Consumer and other	123	23	146	20,771	20,917	—

Total Non-Real Estate	186	2,495	2,681	191,072	193,753	—

Total Loans before Unearned Income	$3,974	$14,899	$18,873	$685,862	704,735	$414

Unearned income					(1,569)
Total Loans Net of Unearned Income					$703,166

	As of December 31, 2012
(in thousands)	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
Real Estate:
Construction & land development	$228	$854	$1,082	$43,774	$44,856	$—
Farmland	96	312	408	10,774	11,182	—
1-4 Family	4,895	5,058	9,953	77,520	87,473	455
Multifamily	156	—	156	14,699	14,855	—
Non-farm non-residential	1,137	11,571	12,708	300,008	312,716	—

Total Real Estate	6,512	17,795	24,307	446,775	471,082	455

Non-Real Estate:
Agricultural		512	512	17,964	18,476	—
Commercial and industrial	60	2,831	2,891	114,534	117,425	—
Consumer and other	115	5	120	23,638	23,758	—

Total Non-Real Estate	175	3,348	3,523	156,136	159,659	—

Total Loans before Unearned Income	$6,687	$21,143	$27,830	$602,911	630,741	$455

Unearned income					(1,241)
Total Loans Net of Unearned Income					$629,500

The tables above include $14.5 million and $20.7 million of nonaccrual loans for December 31, 2013 and 2012, respectively. See the tables below for more detail on nonaccrual loans.

The following is a summary of nonaccrual loans by class for the periods indicated:

	As of December 31,
(in thousands)	2013	2012
Real Estate:
Construction & land development	$73	$854
Farmland	130	312
1-4 Family	4,248	4,603
Multifamily	—	—
Non-farm non-residential	7,539	11,571

Total Real Estate	11,990	17,340

Non-Real Estate:
Agricultural	526	512
Commercial and industrial	1,946	2,831
Consumer and other	23	5

Total Non-Real Estate	2,495	3,348

Total Nonaccrual Loans	$14,485	$20,688

The following table identifies the credit exposure of the loan portfolio by specific credit ratings for the periods indicated:

	As of December 31, 2013
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Construction & land development	$40,286	$1,330	$5,934	$—	$47,550
Farmland	9,631	85	110	—	9,826
1-4 Family	89,623	4,060	10,081	—	103,764
Multifamily	5,884	5,936	1,951	—	13,771
Non-farm non-residential	305,992	9,196	20,883	—	336,071

Total Real Estate	451,416	20,607	38,959	—	510,982

Non-Real Estate:
Agricultural	21,486	11	252	—	21,749
Commercial and industrial	149,930	592	565	—	151,087
Consumer and other	20,720	117	80	—	20,917

Total Non-Real Estate	192,136	720	897	—	193,753

Total Loans before Unearned Income	$643,552	$21,327	$39,856	$—	704,735

Unearned Income					(1,569)

Total Loans Net of Unearned Income					$703,166

	As of December 31, 2012
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Construction & land development	$29,654	$5,595	$9,607	$—	$44,856
Farmland	11,059	—	123	—	11,182
1-4 Family	71,240	7,117	9,116	—	87,473
Multifamily	6,746	806	7,303	—	14,855
Non-farm non-residential	274,970	10,605	27,141	—	312,716

Total Real Estate	393,669	24,123	53,290	—	471,082

Non-Real Estate:
Agricultural	17,969	75	432	—	18,476
Commercial and industrial	108,590	3,834	5,001	—	117,425
Consumer and other	23,560	140	58	—	23,758

Total Non-Real Estate	150,119	4,049	5,491	—	159,659

Total Loans before Unearned Income	$543,788	$28,172	$58,781	$—	630,741

Unearned Income					(1,241)

Total Loans Net of Unearned Income					$629,500

Note 6. Allowance for Loan Losses

A summary of changes in the allowance for loan losses, by loan type, for the year ended December 31, 2013 and 2012 are as follows:

	For the Year Ended December 31, 2013
(in thousands)	Beginning Allowance (12/31/12)	Charge- offs	Recoveries	Provision	Ending Allowance (12/31/13)
Real Estate:
Construction & land development	$1,098	$(233)	$10	$655	$1,530
Farmland	50	(31)	140	(142)	17
1-4 Family	2,239	(220)	49	(94)	1,974
Multifamily	284	—	—	92	376
Non-farm non-residential	3,666	(1,148)	8	1,081	3,607

Total Real Estate	7,337	(1,632)	207	1,592	7,504

Non-Real Estate:
Agricultural	64	(41)	5	18	46
Commercial and industrial	2,488	(1,098)	71	715	2,176
Consumer and other	233	(262)	243	(6)	208
Unallocated	220	—	—	201	421

Total Non-Real Estate	3,005	(1,401)	319	928	2,851

Total	$10,342	$(3,033)	$526	$2,520	$10,355

	For the Year Ended December 31, 2012
(in thousands)	Beginning Allowance (12/31/11)	Charge- offs	Recoveries	Provision	Ending Allowance (12/31/12)
Real Estate:
Construction & land development	$1,002	$(65)	$15	$146	$1,098
Farmland	65	—	1	(16)	50
1-4 Family	1,917	(1,409)	35	1,696	2,239
Multifamily	780	(187)	—	(309)	284
Non-farm non-residential	2,980	(459)	116	1,029	3,666

Total Real Estate	6,744	(2,120)	167	2,546	7,337

Non-Real Estate:
Agricultural	125	(49)	1	(13)	64
Commercial and industrial	1,407	(809)	329	1,561	2,488
Consumer and other	314	(473)	283	109	233
Unallocated	289	—	—	(69)	220

Total Non-Real Estate	2,135	(1,331)	613	1,588	3,005

Total	$8,879	$(3,451)	$780	$4,134	$10,342

Negative provisions are caused by changes in the composition and credit quality of the loan portfolio. The result is an allocation of the loan loss reserve from one category to another.

A summary of the allowance and loans individually and collectively evaluated for impairment are as follows:

	As of December 31, 2013
(in thousands)	Allowance Individually Evaluated for Impairment	Allowance Collectively Evaluated for Impairment	Total Allowance for Credit Losses	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment	Total Loans before Unearned Income
Real Estate:
Construction & land development	$1,166	$364	$1,530	$5,777	$41,773	$47,550
Farmland	—	17	17	—	9,826	9,826
1-4 Family	25	1,949	1,974	2,868	100,896	103,764
Multifamily	304	72	376	1,951	11,820	13,771
Non-farm non-residential	1,053	2,554	3,607	19,279	316,792	336,071

Total Real Estate	2,548	4,956	7,504	29,875	481,107	510,982

Non-Real Estate:
Agricultural	—	46	46	—	21,749	21,749
Commercial and industrial	—	2,176	2,176	—	151,087	151,087
Consumer and other	—	208	208	—	20,917	20,917
Unallocated	—	421	421

Total Non-Real Estate	—	2,851	2,851	—	193,753	193,753

Total	$2,548	$7,807	$10,355	$29,875	$674,860	704,735

Unearned income						(1,569)

Total Loans Net of Unearned Income						$703,166

	As of December 31, 2012
(in thousands)	Allowance Individually Evaluated for Impairment	Allowance Collectively Evaluated for Impairment	Total Allowance for Credit Losses	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment	Total Loans before Unearned Income
Real Estate:
Construction & land development	$713	$385	$1,098	$8,865	$35,991	$44,856
Farmland	—	50	50	—	11,182	11,182
1-4 Family	91	2,148	2,239	2,126	85,347	87,473
Multifamily	244	40	284	7,302	7,553	14,855
Non-farm non-residential	1,535	2,131	3,666	25,904	286,812	312,716

Total Real Estate	2,583	4,754	7,337	44,197	426,885	471,082

Non-Real Estate:
Agricultural	—	64	64	—	18,476	18,476
Commercial and industrial	507	1,981	2,488	4,390	113,035	117,425
Consumer and other	—	233	233	—	23,758	23,758
Unallocated	—	220	220

Total Non-Real Estate	507	2,498	3,005	4,390	155,269	159,659

Total	$3,090	$7,252	$10,342	$48,587	$582,154	630,741

Unearned income						(1,241)

Total Loans Net of Unearned Income						$629,500

As of December 31, 2013 and 2012, the Company had loans totaling $14.5 million and $20.7 million, respectively, not accruing interest. As of December 31, 2013 and 2012, the Company had loans past due 90 days or more and still accruing interest totaling $0.4 million and $0.5 million, respectively. The average outstanding balance of nonaccrual loans in 2013 was $17.3 million compared to $22.1 million in 2012.

As of December 31, 2013, the Company has no outstanding commitments to advance additional funds in connection with impaired loans.

The following is a summary of impaired loans by class at December 31, 2013:

	As of December 31, 2013
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Cash Basis
Impaired Loans with No Related Allowance:
Real Estate:
Construction & land development	$—	$—	$—	$599	$35	$36
Farmland	—	—	—	—	—	—
1-4 Family	441	441	—	472	28	35
Multifamily	607	607	—	5,890	359	382
Non-farm non-residential	4,722	5,456	—	7,579	425	527

Total Real Estate	5,770	6,504	—	14,540	847	980

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	1,472	134	162
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	1,472	134	162

Total Impaired Loans with No Related Allowance	5,770	6,504	—	16,012	981	1,142

Impaired Loans with an Allowance Recorded:
Real Estate:
Construction & land development	5,777	5,777	1,166	6,345	383	360
Farmland	—	—	—	—	—	—
1-4 Family	2,427	2,620	25	1,643	121	107
Multifamily	1,344	1,344	304	1,348	89	96
Non-farm non-residential	14,557	17,469	1,053	14,868	775	573

Total Real Estate	24,105	27,210	2,548	24,204	1,368	1,136

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	—	—	—

Total Impaired Loans with an Allowance Recorded	24,105	27,210	2,548	24,204	1,368	1,136

Total Impaired Loans	$29,875	$33,714	$2,548	$40,216	$2,349	$2,278

The following is a summary of impaired loans by class at December 31, 2012:

	As of December 31, 2012
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Cash Basis
Impaired Loans with No Related Allowance:
Real Estate:
Construction & land development	$3,177	$3,177	$—	$4,012	$414	$404
Farmland	—	—	—	—	—	—
1-4 Family	1,516	2,176	—	2,102	162	73
Multifamily	1,351	1,351	—	1,355	103	110
Non-farm non-residential	2,936	2,982	—	5,963	427	287

Total Real Estate	8,980	9,686	—	13,432	1,106	874

Non-Real Estate:
Agricultural	—	—	—	—	—
Commercial and industrial	3,734	3,734	—	1,098	117	87
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	3,734	3,734	—	1,098	117	87

Total Impaired Loans with No Related Allowance	12,714	13,420	—	14,530	1,223	961

Impaired Loans with an Allowance Recorded:
Real Estate:
Construction & land development	5,688	5,688	713	3,677	406	418
Farmland	—	—	—	—	—	—
1-4 Family	610	776	91	732	70	67
Multifamily	5,951	5,951	244	5,998	597	593
Non-farm non-residential	22,968	25,720	1,535	24,669	2,616	2,711

Total Real Estate	35,217	38,135	2,583	35,076	3,689	3,789

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	656	656	507	786	94	—
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	656	656	507	786	94	—

Total Impaired Loans with an Allowance Recorded	35,873	38,791	3,090	35,862	3,783	3,789

Total Impaired Loans	$48,587	$52,211	$3,090	$50,392	$5,006	$4,750

Troubled Debt Restructurings

A Troubled Debt Restructuring (“TDR”) is a debt restructuring in which the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider. The modifications to the Company’s TDRs were concessions on the interest rate charged. The effect of the modifications to the Company was a reduction in interest income. These loans have an allocated reserve in the Company’s reserve for loan losses. In 2013, there were no loans restructured in a troubled debt restructuring.

The following table is an age analysis of TDRs as of December 31, 2013 and December 31, 2012:

December 31, 2013
Accruing Loans
(in thousands)	Current	30-89 Days Past Due	Nonaccrual	Total TDRs
Real Estate:
Construction & land development	$—	$—	$—	$—
Farmland	—	—	—	—
1-4 Family	—	—	—	—
Multifamily	—	—	—	—
Non-farm non-residential	3,006	—	230	3,236

Total Real Estate	3,006	—	230	3,236

Non-Real Estate:
Agricultural	—	—	—	—
Commercial and industrial	—	—	—	—
Consumer and other	—	—	—	—

Total Non-Real Estate	—	—	—	—

Total	$3,006	$—	$230	$3,236

	December 31, 2012
	Accruing Loans
(in thousands)	Current	30-89 Days Past Due	Nonaccrual	Total TDRs
Real Estate:
Construction & land development	$2,602	$—	$—	$2,602
Farmland	—	—	—	—
1-4 Family	—	—	1,296	1,296
Multifamily	5,951	—	—	5,951
Non-farm non-residential	6,103	—	678	6,781

Total Real Estate	14,656	—	1,974	16,630

Non-Real Estate:
Agricultural	—	—	—	—
Commercial and industrial	—	—	—	—
Consumer and other	—	—	—	—

Total Non-Real Estate	—	—	—	—

Total	$14,656	$—	$1,974	$16,630

The following table discloses TDR activity for the twelve months ended December 31, 2013.

	Troubled Debt Restructured Loans Activity Twelve Months Ended December 31, 2013
(in thousands)	Beginning Balance (12/31/12)	New TDRs	Charge-offs post- modification	Transferred to ORE	Paydowns	Construction to permanent financing	Restructured to market terms	Ending balance (12/31/13)
Real Estate:
Construction & land development	$2,602	$—	$—	$—	$—	$—	$(2,602)	$—
Farmland	—	—	—	—	—	—	—	—
1-4 Family	1,296	—	—	(1,075)	—	—	(221)	—
Multifamily	5,951	—	—	—	(16)	—	(5,935)	—
Non-farm non-residential	6,781	—	(355)	—	(95)	—	(3,095)	3,236

Total Real Estate	16,630	—	(355)	(1,075)	(111)	—	(11,853)	3,236

Non-Real Estate:
Agricultural	—	—	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	—	—	—	—	—

Total	$16,630	$—	$(355)	$(1,075)	$(111)	$—	$(11,853)	$3,236

There were no commitments to lend additional funds to debtors whose terms have been modified in a troubled debt restructuring at December 31, 2013.

Note 7. Premises and Equipment

The components of premises and equipment at December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
(in thousands)
Land	$6,251	$5,928
Bank premises	18,051	17,485
Furniture and equipment	19,753	16,889
Construction in progress	195	122

Acquired Value	44,250	40,424
Less: accumulated depreciation	24,638	20,860

Net-Book value	$19,612	$19,564

Depreciation expense amounted to $1.7 million and $1.6 million for 2013 and 2012, respectively.

Note 8. Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to impairment testing. Other intangible assets continue to be amortized over their useful lives. Goodwill represents the purchase price over the fair value of net assets acquired from the Homestead Bancorp in 2007. No impairment charges have been recognized since acquisition. Goodwill totaled $2.0 million at December 31, 2013 and 2012.

The following table summarizes intangible assets subject to amortization.

	At December 31, 2013
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$9,350	$7,412	$1,938
Mortgage servicing rights	267	132	135

Total	$9,617	$7,544	$2,073

	At December 31, 2012
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$9,350	$7,093	$2,257
Mortgage servicing rights	267	111	156

Total	$9,617	$7,204	$2,413

The core deposits intangible reflect the value of deposit relationships, including the beneficial rates, which arose from acquisitions. The weighted-average amortization period remaining for the core deposit intangibles is 6.3 years.

Amortization expense relating to purchase accounting intangibles totaled $0.3 million and $0.4 million for the years ended December 31, 2013 and 2012, respectively. Amortization expense of the core deposit intangible assets for the next five years is as follows:

For the Years Ended	Estimated Amortization Expense ( in thousands)
December 31, 2014	$320
December 31, 2015	$320
December 31, 2016	$320
December 31, 2017	$320
December 31, 2018	$320

Note 9. Other Real Estate

Other real estate owned consists of the following:

	December 31,
(in thousands)	2013	2012
Real Estate Owned Acquired by Foreclosure:
Residential	$1,803	$1,186
Construction and land development	754	1,083
Non-farm non-residential	800	125

Total Other Real Estate Owned and Foreclosed Property	$3,357	$2,394

Note. 10. Deposits

Time deposits maturing in the next five years are as follows:

(in thousands)	December 31, 2013
2014	$405,031
2015	135,032
2016	51,982
2017	23,009
2018 and thereafter	26,959

Total	$642,013

The table above includes, for December 31, 2013, brokered deposits totaling $21.2 million. The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000, totaled $433.1 million and $425.0 million at December 31, 2013 and 2012, respectively.

Note. 11. Borrowings

Short-term borrowings are summarized as follows:

	December 31,
(in thousands)	2013	2012
Securities sold under agreements to repurchase	$3,988	$12,946
Line of credit	1,800	1,800

Total Short-Term Borrowings	$5,788	$14,746

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Interest rates on repurchase agreements are set by Management and are generally based on the 91-day Treasury bill rate. Repurchase agreement deposits are fully collateralized and monitored daily.

Available lines of credit totaled $210.6 million at December 31, 2013 and $175.6 million at December 31, 2012.

The following schedule provides certain information about the Company’s short-term borrowings for the periods indicated:

	December 31,
(dollars in thousands)	2013	2012
Outstanding at year-end	$5,788	$14,746
Maximum month-end outstanding	$57,302	$31,850
Average daily outstanding	$21,387	$14,560
Weighted average rate during the year	0.98%	0.25%
Average rate at year end	1.51%	0.75%

The Company’s senior long-term debt, priced at Wall Street Journal Prime plus 75 basis points (4.00%), totaled $0.5 million at December 31, 2013. The Company pays $50,000 principal plus interest monthly. This loan has a contractual maturity date of April 22, 2017 but will pay out in October 2014 due to advanced principal payments made in 2012. This long-term debt is secured by a pledge of 13.2% (735,745 shares) of the Company’s interest in First Guaranty Bank (a wholly owned subsidiary) under Commercial Pledge Agreement dated June 22, 2012.

The Company maintains a revolving line of credit for $2.5 million with an availability of $0.7 million at December 31, 2013. This line of credit is secured by the same collateral as the term loan and is priced at 4.50%.

At December 31, 2013, letters of credit issued by the FHLB totaling $90.0 million were outstanding and carried as off-balance sheet items, all of which expire in 2014. At December 31, 2012, letters of credit issued by the FHLB totaling $50.0 million were outstanding and carried as off-balance sheet items, all of which expired in 2013. The letters of credit are solely used for pledging towards public fund deposits. The FHLB has a blanket lien on substantially all of the loans in the Company’s portfolio which is used to secure borrowing availability from the FHLB. The Company has obtained a subordination agreement from the FHLB on the Company’s farmland, agricultural, and commercial and industrial loans. These loans are available to be pledged for additional reserve liquidity.

As of December 31, 2013 maturities on long-term debt were as follows:

(In thousands)	Long-term debt
2014	$500
2015	—
2016	—
2017	—
2018 and thereafter	—

Total	$500

Note 12. Preferred Stock

On September 22, 2011, the Company received $39.4 million in funds from the U.S. Treasury’s Small Business Lending Fund program. $21.1 million of the funds were used to redeem the Company’s Series A and B Preferred Stock issued to the U.S. Treasury under the Capital Purchase Program. The Preferred Series C shares will receive quarterly dividends and the initial dividend rate was 5.00%. The dividend rate is based on qualified loan growth two quarters in arrears. During 2013 the Company achieved the growth in qualified loans required to achieve the 1.0% dividend rate. The 1.0% rate is locked in until December 31, 2015. During 2013 the Company paid $0.7 million in preferred stock dividends compared to $2.0 million in 2012. After 4.5 years in the program, the dividend rate will increase to 9.00% if the Preferred Series C shares have not been repurchased by that time.

Note 13. Accumulated Other Comprehensive (Loss) Income

The following table details the changes in the single component of accumulated other comprehensive (loss) income for the twelve months ended December 31, 2013:

(in thousands)	Unrealized (Loss) Gain on Securities Available for Sale
Accumulated Other Comprehensive (Loss) Income:
Balance December 31, 2012	$6,048
Reclassification adjustments to net income:
Realized gains on securities	(1,571)
Provision for income taxes	534
Unrealized losses arising during the period, net of tax	(14,145)

Balance December 31, 2013	$(9,134)

The following table details the changes in the single component of accumulated other comprehensive (loss) income for the twelve months ended December 31, 2012:

(in thousands)	Unrealized (Loss) Gain on Securities Available for Sale
Accumulated Other Comprehensive Income:
Balance December 31, 2011	$4,467
Reclassification adjustments to net income:
Realized gains on securities	(4,868)
Provision for income taxes	1,655
Unrealized gains arising during the period, net of tax	4,794

Balance December 31, 2012	$6,048

Note 14. Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2013 and 2012, that the Company and the Bank met all capital adequacy requirements.

As of December 31, 2013, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that Management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2013 and 2012 are presented in the following table.

	Actual		Minimum Capital Requirements		Minimum to be Well Capitalized Under Action Provisions
(in thousands except for %)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2013
Total Risk-Based Capital:
Consolidated	$138,958	14.71%	$75,594	8.00%	N/A	N/A
Bank	$139,234	14.76%	$75,462	8.00%	$94,328	10.00%

Tier 1 Capital:
Consolidated	$128,603	13.61%	$37,797	4.00%	N/A	N/A
Bank	$128,879	13.66%	$37,731	4.00%	$56,597	6.00%

Tier 1 Leverage Capital:
Consolidated	$128,603	9.14%	$56,307	4.00%	N/A	N/A
Bank	$128,879	9.17%	$56,236	4.00%	$70,295	5.00%

December 31, 2012
Total Risk-Based Capital:
Consolidated	$134,229	15.31%	$70,133	8.00%	N/A	N/A
Bank	$135,590	15.47%	$70,095	8.00%	$87,619	10.00%

Tier 1 Capital:
Consolidated	$123,877	14.13%	$35,066	4.00%	N/A	N/A
Bank	$125,238	14.29%	$35,048	4.00%	$52,571	6.00%

Tier 1 Leverage Capital:
Consolidated	$123,877	9.24%	$53,649	4.00%	N/A	N/A
Bank	$125,238	9.34%	$53,644	4.00%	$67,055	5.00%

Note 15. Dividend Restrictions

The Federal Reserve Bank (“FRB”) has stated that, generally, a bank holding company should not maintain a rate of distributions to shareholders unless its available net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition. As a Louisiana corporation, the Company is restricted under the Louisiana corporate law from paying dividends under certain conditions.

First Guaranty Bank may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. First Guaranty Bank is also subject to regulations that impose minimum regulatory capital and minimum state law earnings requirements that affect the amount of cash available for distribution. In addition, under the Louisiana Banking Law, dividends may not be paid if it would reduce the unimpaired surplus below 50% of outstanding capital stock in any year.

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2014 without permission will be limited to 2014 earnings plus the undistributed earnings of $4.8 million from 2013.

Accordingly, at January 1, 2014, $118.9 million of the Company’s equity in the net assets of the Bank was restricted. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

Under the requirements of the United States Treasury’s Small Business Lending Fund, the Company is permitted to pay dividends on its common stock, provided that: (i) the Company’s Tier 1 capital would be at least 90% of the amount of Tier 1 capital existing immediately after receipt of SBLF funds; and (ii) the SBLF Dividends have been declared and paid to Treasury as of the most recent applicable dividend period. The Company has met each SBLF dividend obligation in a timely manner since receipt of SBLF funds. After two years from receipt, the 90% limitation will decrease by 10% for every 1% increase in qualified small business lending. See Note 12 for disclosure on the Company’s SBLF Preferred Stock Series C.

Note 16. Related Party Transactions

In the normal course of business, the Company and its subsidiary, First Guaranty Bank, have loans, deposits and other transactions with its executive officers, directors and certain business organizations and individuals with which such persons are associated. These transactions are completed with terms no less favorable than current market rates. An analysis of the activity of loans made to such borrowers during the years ended December 31, 2013 and 2012 follows:

	December 31,
(in thousands)	2013	2012
Balance, beginning of year	$33,148	$27,352
Net Increase	16,803	5,796

Balance, End of Year	$49,951	$33,148

Unfunded commitments to the Company and Bank directors and executive officers totaled $17.9 million and $17.2 million at December 31, 2013 and 2012, respectively. At December 31, 2013 the Company and the Bank had deposits from directors and executives totaling $34.1 million. There were no participations in loans purchased from affiliated financial institutions included in the Company’s loan portfolio in 2013 or 2012.

During the years ended 2013 and 2012, the Company paid approximately $0.5 million and $0.6 million, respectively, for printing services and supplies and office furniture and equipment to Champion Industries, Inc., of which Mr. Marshall T. Reynolds, the Chairman of the Company’s Board of Directors, is President, Chief Executive Officer, Chairman of the Board of Directors and holder of 53.7% of Champion’s common stock as of October 31, 2013.

The Company paid insurance expenses of $2.4 million and $1.7 million for 2013 and 2012, respectively for participation in an employee medical benefit plan in which several entities under common ownership of the Company’s Chairman participate. The Company retains certain risks associated with the plan.

The Company paid travel expenses to Sabre Transportation, Inc. of $49,000 and $0.2 million for 2013 and 2012, respectively. These expenses include the utilization of an aircraft, fuel, air crew and ramp fees. The Harrah and Reynolds Corporation, of which Mr. Reynolds is President and Chief Executive Officer and sole shareholder, has controlling interest in Sabre Transportation, Inc.

Note 17. Employee Benefit Plans

The Company has an employee savings plan to which employees, who meet certain service requirements, may defer 1% to 20% of their base salaries, 6% of which may be matched up to 100%, at its sole discretion. Contributions to the savings plan were $81,000 and $67,000 in 2013 and 2012, respectively. The Company has an Employee Stock Ownership Plan (“ESOP”) which was frozen in 2010. No contributions were made to the ESOP for the years 2013 or 2012. As of December 31, 2013, the ESOP held 16,927 shares. The Company does not plan to make future contributions to this plan.

Note 18. Other Expenses

The following is a summary of significant components of other noninterest expense:

	December 31,
(in thousands)	2013	2012
Other Noninterest Expense:
Legal and professional fees	$2,347	$1,990
Data processing	1,269	1,225
Marketing and public relations	638	697
Taxes-sales, capital and franchise	584	661
Operating supplies	487	581
Travel and lodging	563	523
Telephone	206	220
Amortization of core deposits	320	350
Donations	294	195
Net costs from other real estate and repossessions	941	2,083
Regulatory assessment	1,784	1,471
Other	3,237	3,784

Total Other Noninterest Expense	$12,670	$13,780

The Company does not capitalize advertising costs. They are expensed as incurred and are included in other noninterest expense on the Consolidated Statements of Income. Advertising expense was $0.4 million and $0.4 million for 2013 and 2012, respectively.

Note 19. Income Taxes

The following is a summary of the provision for income taxes included in the Statements of Income:

	December 31,
(in thousands)	2013	2012
Current	$4,748	$6,366
Deferred	(171)	(505)

Total	$4,577	$5,861

The difference between income taxes computed by applying the statutory federal income tax rate and the provision for income taxes in the financial statements is reconciled as follows:

	December 31,
(dollars in thousands)	2013	2012
Statutory tax rate	35.0%	35.0%
Federal income taxes at statutory rate	$4,803	$6,272
Tax exempt municipal income	(133)	(156)
Other	(93)	(255)

Total	$4,577	$5,861

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities, and available tax credit carry forwards. Temporary differences between the financial statement and tax values of assets and liabilities give rise to deferred taxes. The significant components of deferred taxes classified in the Company’s Consolidated Balance Sheets at December 31, 2013 and 2012 are as follows:

	December 31,
(in thousands)	2013	2012
Deferred Tax Assets:
Allowance for loan losses	$3,521	$3,516
Other real estate owned	485	455
Impairment writedown on securities	—	168
Unrealized losses on available for sale securities	4,706	—
Other	425	540

Gross Deferred Tax Assets	9,137	4,679

Deferred Tax Liabilities:
Depreciation and amortization	(2,517)	(2,642)
Unrealized gains on available for sale securities	—	(3,114)
Other	(328)	(220)

Gross Deferred Tax Liabilities	(2,845)	(5,976)

Net Deferred Tax Assets (Liabilities)	$6,292	$(1,297)

As of December 31, 2013 and 2012, there were no net operating loss carryforwards for income tax purposes.

ASC 740-10, Income Taxes, clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the consolidated financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2013 and 2012, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

Note 20. Commitments and Contingencies

Off-Balance Sheet Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Set forth below is a summary of the notional amounts of the financial instruments with off-balance sheet risk at December 31, 2013 and December 31, 2012:

	December 31,
(in thousands)	2013	2012
Contract Amount
Commitments to Extend Credit	$30,516	$26,775
Unfunded Commitments under lines of credit	$115,311	$71,423
Commercial and Standby letters of credit	$7,695	$5,470

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Management’s credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Standby and commercial letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term, one year or less; however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on off-balance sheet commitments in 2013 or 2012.

Note 21. Fair Value Measurements

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. The Company uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs—Unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds or credit risks) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs—Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

Securities available for sale. Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Securities classified Level 3 as of December 31, 2013 include municipal bonds and an equity security.

Impaired loans. Loans are measured for impairment using the methods permitted by ASC Topic 310. Fair value of impaired loans is measured by either the loans obtainable market price, if available (Level 1), the fair value of the collateral if the loan is collateral dependent (Level 2), or the present value of expected future cash flows, discounted at the loan’s effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or by independent valuation.

Other real estate owned. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of other real estate owned (“OREO”) at December 31, 2013 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values or recent sales activity for similar assets in the property’s market; thus OREO measured at fair value would be classified within Level 2 of the hierarchy.

Certain non-financial assets and non-financial liabilities are measured at fair value on a non-recurring basis including assets and liabilities related to reporting units measured at fair value in the testing of goodwill impairment, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2013 and 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31,
(in thousands)	2013	2012
Available for Sale Securities Fair Value Measurements Using:
Level 1: Quoted Prices in Active Markets For Identical Assets	$36,492	$20,522
Level 2: Significant Other Observable Inputs	441,885	573,071
Level 3: Significant Unobservable Inputs	5,834	6,707

Securities Available for Sale Measured at Fair Value	$484,211	$600,300

The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While Management believes the methodologies used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value.

There were no transfers into Level 1 during 2013. One Government Agency security totaling $10.0 million was transferred from Level 1 to Level 2 because the security did not trade on the pricing date and quoted pricing for a similar asset in an active market was used.

The change in Level 3 securities available for sale from December 31, 2012 was due to principal payments on municipal bonds totaling $0.9 million.

The following table reconciles assets measured at fair value on a recurring basis using unobservable inputs (Level 3):

	Level 3 Changes
	December 31,
(in thousands)	2013	2012
Balance, Beginning of Year	$6,707	$7,516
Total Gains or Losses (Realized/Unrealized):
Included in earnings	—	—
Included in other comprehensive income	—	—
Purchases, sales, issuances and settlements, net	(873)	(873)
Transfers in and/or out of Level 3	—	64

Balance as of End of Year	$5,834	$6,707

There were no gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held as of December 31, 2013.

The following table measures financial assets and financial liabilities measured at fair value on a non-recurring basis as of December 31, 2013, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31,
(in thousands)	2013	2012
Fair Value Measurements Using: Impaired Loans
Level 1: Quoted Prices in Active Markets For Identical Assets	$—	$—
Level 2: Significant Other Observable Inputs	9,282	8,563
Level 3: Significant Unobservable Inputs	14,823	27,310

Impaired Loans Measured at Fair Value	$24,105	$35,873

	December 31,
(in thousands)	2013	2012
Fair Value Measurements Using: Other Real Estate Owned
Level 1: Quoted Prices in Active Markets For Identical Assets	$—	$—
Level 2: Significant Other Observable Inputs	3,357	2,394
Level 3: Significant Unobservable Inputs	—	—

Other Real Estate Owned Measured at Fair Value	$3,357	$2,394

ASC 825-10 provides the Company with an option to report selected financial assets and liabilities at fair value. The fair value option established by this statement permits the Company to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation.

The Company has chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

Note 22. Financial Instruments

Fair value estimates are generally subjective in nature and are dependent upon a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller engaging in an exchange transaction. However, since there are no established trading markets for a significant portion of the Company’s financial instruments, the Company may not be able to immediately settle financial instruments; as such, the fair values are not necessarily indicative of the amounts that could be realized through immediate settlement. In addition, the majority of the financial instruments, such as loans and deposits, are held to maturity and are realized or paid according to the contractual agreement with the customer.

Quoted market prices are used to estimate fair values when available. However, due to the nature of the financial instruments, in many instances quoted market prices are not available. Accordingly, estimated fair values have been estimated based on other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of financial instruments, possible income tax ramifications or estimated transaction costs. The fair value estimates are subjective in nature and involve matters of significant judgment and, therefore, cannot be determined with precision. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations of pension and other postretirement benefits, premises and equipment, other real estate, prepaid expenses, the value of long-term relationships with depositors (core deposit intangibles) and other customer relationships, other intangible assets and income tax assets and liabilities. Fair value estimates are presented for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses have not been considered in the estimates. Accordingly, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market or franchise value of the Company.

Because the standard permits many alternative calculation techniques and because numerous assumptions have been used to estimate the fair values, reasonable comparison of the fair value information with other financial institutions’ fair value information cannot necessarily be made. The methods and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and due from banks, interest-bearing deposits with banks, federal funds sold and federal funds purchased.

These items are generally short-term and the carrying amounts reported in the consolidated balance sheets are a reasonable estimation of the fair values.

Investment Securities.

Fair values are principally based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or the use of discounted cash flow analyses.

Loans Held for Sale.

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices. These loans are classified within level 3 of the fair value hierarchy.

Loans, net.

Market values are computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. These loans are classified within level 3 of the fair value hierarchy.

Accrued interest receivable.

The carrying amount of accrued interest receivable approximates its fair value.

Deposits.

Market values are actually computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Deposits are classified within level 3 of the fair value hierarchy.

Accrued interest payable.

The carrying amount of accrued interest payable approximates its fair value.

Borrowings.

The carrying amount of federal funds purchased and other short-term borrowings approximate their fair values. The fair value of the Company’s long-term borrowings is computed using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Borrowings are classified within level 3 of the fair value hierarchy.

Other Unrecognized Financial Instruments.

The fair value of commitments to extend credit is estimated using the fees charged to enter into similar legally binding agreements, taking into account the remaining terms of the agreements and customers’ credit ratings. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Noninterest-bearing deposits are held at cost. The fair values of letters of credit are based on fees charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2013 and 2012 the fair value of guarantees under commercial and standby letters of credit was not material.

The estimated fair values and carrying values of the financial instruments at December 31, 2013 and 2012 are presented in the following table:

	December 31,
	2013		2012
(in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Cash and cash equivalents	$61,484	$61,484	$86,233	$86,233
Securities, available for sale	484,211	484,211	600,300	600,300
Securities, held to maturity	150,293	141,642	58,943	58,939
Federal Home Loan Bank stock	1,835	1,835	1,275	1,275
Loans, net	703,166	703,025	629,500	634,042
Accrued interest receivable	6,258	6,258	6,711	6,711

Liabilities:
Deposits	$1,303,099	$1,265,898	$1,252,612	$1,235,526
Borrowings	6,288	6,288	15,846	15,846
Accrued interest payable	2,364	2,364	2,840	2,840

There is no material difference between the contract amount and the estimated fair value of off-balance sheet items that are primarily comprised of short-term unfunded loan commitments that are generally at market prices.

Note 23. Concentrations of Credit and Other Risks

The Company monitors loan portfolio concentrations by region, collateral type, loan type, and industry on a monthly basis and has established maximum thresholds as a percentage of its capital to ensure that the desired mix and diversification of its loan portfolio is achieved. The Company is compliant with the established thresholds as of December 31, 2013. Personal, commercial and residential loans are granted to customers, most of who reside in northern and southern areas of Louisiana. Although the Company has a diversified loan portfolio, significant portions of the loans are collateralized by real estate located in Tangipahoa Parish and surrounding parishes in Southeast Louisiana. Declines in the Louisiana economy could result in lower real estate values which could, under certain circumstances, result in losses to the Company.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. Generally, credit is not extended in excess of $10.0 million to any single borrower or group of related borrowers.

Approximately 38.6% of the Company’s deposits are derived from local governmental agencies at December 31, 2013. These governmental depositing authorities are generally long-term customers. A number of the depositing authorities are under contractual obligation to maintain their operating funds exclusively with the Company. In most cases, the Company is required to pledge securities or letters of credit issued by the Federal Home Loan Bank to the depositing authorities to collateralize their deposits. Under certain circumstances, the withdrawal of all of, or a significant portion of, the deposits of one or more of the depositing authorities may result in a temporary reduction in liquidity, depending primarily on the maturities and/or classifications of the securities pledged against such deposits and the ability to replace such deposits with either new deposits or other borrowings. Public fund deposits totaled $503.5 million of total deposits at December 31, 2013.

Note 24. Litigation

The Company is subject to various legal proceedings in the normal course of its business. It is Management’s belief that the ultimate resolution of such claims will not have a material adverse effect on the Company’s financial position or results of operations.

Note 25. Condensed Parent Company Information

The following condensed financial information reflects the accounts and transactions of First Guaranty Bancshares, Inc. for the dates indicated:

Condensed Balance Sheets

	December 31,
(in thousands)	2013	2012
Assets
Cash	$433	$1,291
Investment in bank subsidiary	123,681	135,538
Investment Securities:
Available for sale, at fair value	64	64
Other assets	1,748	407

Total Assets	$125,926	$137,300

Liabilities and Shareholders’ Equity
Short-term debt	$1,800	$1,800
Long-term debt	500	1,100
Other liabilities	221	219

Total Liabilities	2,521	3,119
Shareholders’ Equity	123,405	134,181

Total Liabilities and Shareholders’ Equity	$125,926	$137,300

Condensed Statements of Income

	December 31,
(in thousands)	2013	2012
Dividends received from bank subsidiary
Other Income	$4,669	$6,400
Total Operating Income	90	1

	4,759	6401

Operating Expenses
Interest expense	115	91
Salaries & Benefits	88	101
Other Expenses	449	667

Total Operating Expenses	652	859

Income before Income Tax Benefit and Increase in Equity in Undistributed Earnings of Subsidiary	4,107	5,542
Income tax benefit	212	373

Income before Increase in Equity in Undistributed Earnings of Subsidiary	4,319	5,915
Increase in equity in undistributed earnings of subsidiary	4,827	6,144

Net Income	9,146	12,059
Less preferred stock dividends	(713)	(1,972)

Net Income Available to Common Shareholders	$8,433	$10,087

Condensed Statements of Cash Flow

	December 31,
(in thousands)	2013	2012
Cash Flows from Operating Activities:
Net income	$9,146	$12,059
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
(Increase) in equity in undistributed earnings of subsidiary	(4,827)	(6,144)
Loss on sale of securities	—	2
Net change in other liabilities	2	32
Net change in other assets	161	(122)

Net Cash Provided by Operating Activities	4,482	5,827

Cash Flows from Investing Activities:
Proceeds from maturities, calls and sales of AFS securities	—	248
Funds Invested in AFS securities	—	(41)

Net Cash Provided by (Used In) Investing Activities	—	207

Cash Flows from Financing Activities:
Proceeds from short-term debt	—	1,800
Proceeds from long-term debt	—	—
Repayment of long-term debt	(600)	(2,100)
Repurchase of common stock	—	(54)
Dividends paid	(4,740)	(6,007)

Net Cash (Used In) Provided by Financing Activities	(5,340)	(6,361)

Net Decrease in Cash and Cash Equivalents	(858)	(327)
Cash and cash equivalents at the beginning of the period	1,291	1,618

Cash and Cash Equivalents at the End of the Period	$433	$1,291

Until                     , 2014, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

First Guaranty Bancshares, Inc.

             Shares

Common Stock

PROSPECTUS

RAYMOND JAMES

                    , 2014

Neither we, the selling shareholders nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of shares of common stock being registered. All amounts are estimates, except for the SEC registration fee, the FINRA filing fee and the Nasdaq Stock Market listing fee.

Amount
SEC registration fee		$8,715
FINRA filing fee		*
Nasdaq Stock Market listing fee		*
Transfer agent and registrar fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing fees and expenses		*
Other		*

Total	$	*

*	To be furnished by amendment

Item 14. Indemnification of Directors and Officers

Louisiana Business Corporation Law

Under Section 83 of the Louisiana Business Corporation Law (the “LBCL”), a Louisiana corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another business, foreign or nonprofit corporation, partnership, joint venture or other enterprise. Indemnified expenses include attorney fees, judgments, fines, amounts paid in settlement and other expenses actually and reasonably incurred by the indemnified party in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions by or in the right of the corporation, no indemnity is permitted under Section 83 of the LBCL if the relevant person is determined, in a final non-appealable judgment, to be liable for willful or intentional misconduct in the performance of his duty to the corporation, unless a court determines otherwise.

If a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action referred to in the previous paragraph or any claim therein, the corporation must indemnify him against expenses actually and reasonably incurred in connection with such matter. Section 83 permits a corporation to pay expenses incurred by the indemnified party in defending an action, suit or proceeding in advance of the final disposition if approved by the board of directors and accompanied by an undertaking by the indemnified party to repay such amounts if it is later determined that he is not entitled to indemnification. Section 83 also authorizes Louisiana corporations to buy liability insurance on behalf of any current or former director, officer, agent or employee. The indemnification and expense advancement provisions contained in Section 83 are not exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, shareholder or director authorization or otherwise.

Restatement of the Articles of Incorporation:

Articles VIII and IX of the Restatement of the Articles of Incorporation of First Guaranty Bancshares set forth circumstances under which directors and officers may be insured or indemnified against the liability which they incur in their capacity as such.

ARTICLE VIII

No director or officer of this corporation shall be personally liable to this corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (a) for breach of director’s or officer’s duty of loyalty to this corporation or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 92(D) of the Louisiana Business Corporation Law, or (d) for any transaction from which the director or officer derived an improper personal benefit. If the Louisiana Business Corporation Law is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors and officers, then the liability of each director and officer of this corporation shall be limited or eliminated to the full extent permitted by the Louisiana Business Corporation Law as so amended from time to time. Neither the amendment nor repeal of this Article, nor the adoption of any provision of this corporation’s Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article, in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Section 1. Indemnification and Advancement of Expenses.

(a) Except as provided in Subsection (d) hereof, this corporation shall indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if:

(1)	he conducted himself in good faith; and

(2)	he reasonably believed:

(A)	in the case of conduct in his official capacity with the corporation that his conduct was in its best interests;

(B)	in all other cases, that his conduct was at least not opposed to its best interests; and

(3)	in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

(b) A director’s conduct with respect to an employee benefit plan for a purpose he reasonably believed to be in the interests of the participants in and the beneficiaries of the plan is conduct that satisfies the requirement of subsection (a)(2)(B) hereof.

(c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not of itself determinative that the director did not meet the standard of conduct described in this Section.

(d) This corporation may not indemnify a director under this Section:

(1)	in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

(2)	in connection with any proceeding charging improper personal benefit to him whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

(e) Indemnification permitted under this Section in connection with a proceeding by or in the right of this corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 2. This corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Section 3.

(a) This corporation shall pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

(1)	the director furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct described in Section 1(a);

(2)	the director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and

(3)	a determination is made that the facts then known to those making the determination would not preclude indemnification under this Article.

(b) The undertaking required by Subsection (a)(2) must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

Section 4. A director of this corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification if it determines that:

(a) The director is entitled to mandatory indemnification under Section 2, in which case the court shall also order the corporation to pay the director’s reasonable expenses incurred to obtain court-ordered indemnification; or

(b) The director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth in Section 1 or was adjudged liable as described in Subsection 1(d), but if he was adjudged so liable, his indemnification is limited to reasonable expenses incurred.

Section 5.

(a) This corporation may not indemnify a director under Section 1 hereof unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he met the standard of conduct as set forth in Section 1.

(b) The determination shall be made:

(1)	By the Board of Directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding;

(2)	If a quorum cannot be obtained under subsection (1) above, by majority vote of a committee duly designated by the Board (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

(3)	By special legal counsel selected by the Board of Directors or its committee in the manner prescribed in subsections (1) or (2) above, or, if a quorum of the Board cannot be obtained under subsection (1) and a committee cannot be designated under subsection (2), selected by majority vote of the Board, in which selection directors who are parties may participate; or

(4)	By the stockholders, but shares held by directors who are at the time parties to the proceeding may not be voted on the determination.

(c) Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subsection (b)(3) above, to select counsel.

Section 6.

(a) This corporation shall indemnify and advance expenses under this Article IX to an executive officer of the corporation to the same extent as to a director; and

(b) This corporation may also indemnify and advance expenses to any other officer, employee or agent who is not a director to the extent, consistent with law, that may be provided by this corporation’s bylaws, general or specific action of the Board of Directors, or by contract.

Section 7. This corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee or agent, whether or not the corporation would have power to indemnify him against the same liability under Sections 1 or 2.

Section 8. This Article IX does not limit this corporation’s power to pay or reimburse expenses incurred by a director in connection with his appearance as a witness in a proceeding at a time when he has not been made a named defendant or respondent to the proceeding.

Section 9. Neither the amendment nor repeal of this Article IX either in whole or in part, nor the adoption of any provision of the corporation’s bylaws inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such amendment or repeal or the adoption of an inconsistent provision.

Section 10. The Board of Directors, in its sole discretion, is hereby authorized to adopt bylaws or resolutions, or cause this corporation to enter into contracts, providing for indemnification of directors, officers, employees or agents of this corporation, notwithstanding that some or all of the members of the Board of Directors acting with respect to the foregoing may be parties to such contracts, or beneficiaries of such bylaws or resolutions.

Section 11. The provisions of this Article IX shall be valid only to the extent that they are consistent with, and are limited by, applicable laws and regulations, including, but not limited to 12 U.S.C. 1828(k) and regulations promulgated thereunder from time to time by applicable federal banking agencies. The invalidity of any provision of this Article IX will not affect the validity of the remaining provisions of Article IX.

Bylaws:

Article V of the Bylaws of First Guaranty Bancshares set forth circumstances under which directors and officers may be insured or indemnified against liability which they incur in their capacity as such.

ARTICLE V—INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1. Indemnification of Directors and Officers. To the fullest extent permitted by law and the articles of incorporation, the corporation shall indemnify and hold harmless each person who was or is a director or officer of the corporation and may indemnify any other person, including any person who was or is serving as a director, officer, fiduciary or other representative of another entity at the request of the corporation, and each such person’s heirs and legal representatives, in connection with any actual or threatened action, suit, proceeding, claim, investigation or inquiry, whether civil, criminal, administrative or other, whether brought by or in the name of the corporation or otherwise from and against any and all expenses (including attorneys’ fees and expenses), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, proceeding, investigation or inquiry; provided, however, that the provisions of this Article V shall be valid only to the extent that they are consistent with, and are limited by, applicable laws and regulations, including, but not limited to 12 U.S.C. 1828(k) and regulations promulgated thereunder from time to time by applicable federal banking agencies. The invalidity of any provision of this Article V will not affect the validity of the remaining provisions of Article V.

Section 2. Rules. The board of directors of the corporation may establish rules and procedures, not inconsistent with the provisions of this ARTICLE V, to implement the provisions of this ARTICLE V. If required by law, the indemnification hereunder (unless ordered by the court) shall be made by the corporation only as authorized in a specific case upon a determination that the applicable standard of conduct of the party seeking indemnification has been met. Such standard shall be as mandated by the articles of incorporation, these bylaws or the LBCL.

Section 3. Insurance. The corporation may procure insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another business, nonprofit or foreign corporation, partnership, company, joint venture or other enterprise against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the articles of incorporation, these bylaws or the LBCL.

Item 15. Recent Sales of Unregistered Securities

Not Applicable.

Item 16. Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

1.1	Form of Underwriting Agreement*

3.1	Restated Articles of Incorporation of First Guaranty Bancshares, Inc.(1)

3.2	Articles of Amendment to the Restated Articles of Incorporation of First Guaranty Bancshares, Inc.(2)

3.3	Bylaws of First Guaranty Bancshares, Inc.(3)

3.4	Amendment to Bylaws of First Guaranty Bancshares, Inc.(4)

4	Form of Common Stock Certificate of First Guaranty Bancshares, Inc.(5)

5	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding legality of securities being registered*

21	Subsidiaries of First Guaranty Bancshares, Inc.

23.1	Consent of Luse Gorman Pomerenk & Schick, P.C. (contained in Opinion included as Exhibit 5)*

23.2	Consent of Castaing Hussey Lolan LLC

24	Power of Attorney (set forth on signature page of this registration statement)

*	To be filed supplementally or by amendment.
(1)	Incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(2)	Incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on September 23, 2011.
(3)	Incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(4)	Incorporated by reference to Exhibit 3.3 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(5)	Incorporated by reference to Exhibit 4 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hammond, State of Louisiana, on October 24, 2014.

FIRST GUARANTY BANCSHARES, INC.

By:	/s/ Alton B. Lewis, Jr.
Alton B. Lewis, Jr.
President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of First Guaranty Bancshares, Inc. (the “Company”) hereby severally constitute and appoint Alton B. Lewis, Jr. as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Alton B. Lewis, Jr. may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company’s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Alton B. Lewis, Jr. shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Alton B. Lewis, Jr. Alton B. Lewis, Jr.	Vice Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	October 24, 2014

/s/ Eric J. Dosch Eric J. Dosch	Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	October 24, 2014

/s/ Marshall T. Reynolds Marshall T. Reynolds	Chairman of the Board	October 24, 2014

/s/ Glenda B. Glover Glenda B. Glover	Director	October 24, 2014

/s/ William K. Hood William K. Hood	Director	October 24, 2014

/s/ Edgar R. Smith III Edgar R. Smith III	Director	October 24, 2014

As filed with the Securities and Exchange Commission on October 24, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

TO

THE

REGISTRATION STATEMENT

ON

FORM S-1

First Guaranty Bancshares, Inc.

Hammond, Louisiana

EXHIBIT INDEX

1.1	Form of Underwriting Agreement*

3.1	Restated Articles of Incorporation of First Guaranty Bancshares, Inc.(1)

3.2	Articles of Amendment to the Restated Articles of Incorporation of First Guaranty Bancshares, Inc.(2)

3.3	Bylaws of First Guaranty Bancshares, Inc.(3)

3.4	Amendment to Bylaws of First Guaranty Bancshares, Inc.(4)

4	Form of Common Stock Certificate of First Guaranty Bancshares, Inc.(5)

5	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding legality of securities being registered*

21	Subsidiaries of First Guaranty Bancshares, Inc.

23.1	Consent of Luse Gorman Pomerenk & Schick, P.C. (contained in Opinion included as Exhibit 5)*

23.2	Consent of Castaing Hussey Lolan LLC

24	Power of Attorney (set forth on signature page of this registration statement)

*	To be filed supplementally or by amendment.
(1)	Incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(2)	Incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on September 23, 2011.
(3)	Incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(4)	Incorporated by reference to Exhibit 3.3 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(5)	Incorporated by reference to Exhibit 4 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.